UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14C/A
(Amendment 1)

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

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FRIENDLY AUTO DEALERS, INC.

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LETTER FROM THE BOARD OF DIRECTORS OF
FRIENDLY AUTO DEALERS, INC.

4132 S. Rainbow Blvd. Suite 513
Las Vegas, NV 89103

Dear Stockholders:

We are furnishing this Information Statement to the holders of our common stock (with a par value of $0.001 per share) as of the close of business on November 16, 2010. This Information Statement concerns certain corporate actions of Friendly Auto Dealers, Inc. (hereafter referred to as the "Company") taken and ratified by both our Board of Directors and by the written consent of owners of a majority of the common shares eligible to vote on November 16, 2010.

On November 16, 2010, the Company received the unanimous written consent of its Board of Directors and a written consent of a majority of stockholders holding 20,400,000 shares of Common Stock (representing 71.05% of the issued and outstanding shares of Common Stock) approving amendments to the Company's articles of incorporation to: (i) change the name of the Company to Therapeutic Solutions International, Inc.; and, (ii) increase the number of the Company's authorized common shares from seventy million to seven hundred million shares.

The Company is a party to a Common Stock Share Exchange Agreement, dated November 16, 2010, by and between the Company and Splint Decisions Inc., a California corporation (hereafter referred to as "Splint Decisions"), and stockholders controlling 100% of the issued and outstanding shares of Splint Decisions whose names are set forth on the signature pages thereof (herein referred to as the "Splint Shareholders"). Pursuant to the Common Stock Share Exchange Agreement, the Splint Shareholders agreed to exchange all of their common stock in Splint Decisions, equal to 100% of the issued and outstanding shares, for 250,523,333 of the Company's restricted common shares representing 85.00% of the total number of issued and outstanding shares of the Company. This transaction is intended to qualify as a tax-free exchange pursuant to Sections 351 and 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. As is more fully described herein, the Company will acquire by virtue of the closing of the Common Stock Share Exchange Agreement, certain exclusive licenses to patents and patent applications and related intellectual property and business of Splint Decisions Inc., including "The Total Splint System," as is more completely described in this Information Statement.

Insofar as the proposals to change the name of the Company, and to increase the number of authorized common shares, "involve" the Common Stock Share Exchange Agreement within the meaning of Note A to Schedule 14A promulgated under Section 14(a) of the Securities Exchange Act of 1934, as amended, extensive disclosure of the Common Stock Share Exchange, the Company and Splint Decisions will be made in this Information Statement.

The accompanying Information Statement is being provided to you for your information and to comply with requirements of the Securities and Exchange Act of 1934, as amended. The Company's board of directors is not soliciting your proxy. The Information Statement also constitutes notice of corporate action without a meeting by less than unanimous consent of all the Company's stockholders pursuant to Section 78.320 of the Nevada Revised Statutes. You are urged to read the Information Statement carefully in its entirety. However, no action is required on your part in connection with the proposal to change the name of the Company or to increase the number of common shares eligible to be issued by the Company's Board of Directors. No meeting of the Company's stockholders will be held or proxies requested for these matters since they have already been approved by the requisite written consent of the holders of a majority of the common shares. The Company has asked brokers and other custodians, nominees and fiduciaries to forward this Information Statement to the beneficial owners of the Common Stock held of record by such persons and will reimburse such persons for out-of-pocket expenses incurred in forwarding such material.

Under the rules of the Securities and Exchange Commission, the proposals cannot become effective until at least 20 days after the accompanying Information Statement has been filed and mailed to the stockholders of the Company.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Gerry Berg
Gerry Berg
President and Chief Executive Officer

November 16, 2010

Table of Contents

Summary Term Sheet

The following is a summary of the principal terms of the Common Stock Share Exchange Agreement between the Company and Splint Decisions. This summary does not contain all information that may be important to you. We encourage you to read this information statement carefully, including the appendix and the documents we have incorporated into this information statement, in their entirety.

THE COMPANIES

    (A)   FRIENDLY AUTO DEALERS, INC.

The Company is a start-up and development stage company incorporated on August 6, 2007, under the laws of the State of Nevada. The principal offices are located at 4132 South Rainbow Boulevard, Suite 514, Las Vegas, Nevada. The telephone number is (702) 321-6876. The fax number is (702) 939-0655. Since its inception, the Company has been engaged in developing specialized branded promotional merchandise. The Company's business plan initially focused on marketing to the Chinese automobile industry in the People's Republic of China. The Company's efforts focused on identifying a range of casual apparel and consumer products that can be manufactured and resold for high mark-ups with the product endorsement of corporate and automotive industry logos. The targeted market included large to mid-size companies who use logo bearing apparel, essential office products, and leisure products for their employees as well as for gifts for customers.

Once the Company selected a range of apparel and promotional products and negotiated pricing, it planned to purchase a small inventory in order to make promotional samples for marketing purposes. The Company's goal was to hire independent contractors within the Peoples Republic of China for all graphic design, embroidery, and screen-printing work necessary to place the prospective company logos on the merchandise. The Company decided to market its product line targeting the Chinese corporate and automotive industry through online merchandising and an e-catalog on its website that remains unpublished and in development. The website is intended to have online catalogs offering apparel, office products and leisure products. The site will allow the consumer to "upload" an electronic version of their company or corporate logo and order products online through a fully functional e-commerce enabled website.

    (B)   SPLINT DECISIONS INC.

Splint Decisions is a development stage company whose business plan is focused on the development, production and marketing of cost effective technologies and therapeutic modalities for the treatment and prevention of common neurologic, sleep and temporomandibular disorders. Splint Decisions formed as a California corporation on September 21, 2010. Its principal executive offices are located 4093 Oceanside Blvd. Suite B, Oceanside, California 92056. Its telephone number is 760-295-7208.

Splint Decisions has one class of authorized common stock. The total number of authorized shares is 1,000. The total number of issued shares is 1,000.

Splint Decisions' first product is the "Total Splint System," a multi-diagnostic, multi-therapeutic one-step mouthpiece system that Splint Decisions plans to market to licensed dental practitioners.

"The Total Splint System" is comprised of two plastic trays designed as mouthpieces and formed from a polycarbonate material that when lined with a warmed thermoplastic filler, is fitted over the patients upper or lower teeth until the material cools, thereby providing a custom molded fit to that particular patients own teeth.

At least one mouthpiece (of the two provided) is required to provide therapy. "The Total Splint System" may be used to treat bruxism, amongst other related maladies discussed below. Bruxism is a condition in which a person grinds, or clenchs their teeth. Individuals who brux may unconsciously clench or grind their teeth together during the day or at night.

Bruxism may be mild and may not even require treatment. However, it can be frequent and severe enough to lead to jaw disorders, such as pain that travels through the face, jaw or neck, stiff jaw muscles, limited jaw movement or locking of the jaw, painful clicking or popping in the jaw joint(s), headaches, including migraine headaches, damaged teeth and other problems associated with the head, neck and face. As the therapeutic requirements escalate to address bruxism, migraine headaches, and/or sleep apnea, additional elements to "The Total Splint System" are added.

In the case of migraine headaches, either an upper tray or lower tray may be used to control nocturnal parafunction (jaw-clenching, either in a centered or a sideways-shifted position), which are movements of teeth that are considered outside or beyond normal function. "The Total Splint System" keeps molar (posterior) and canine (anterior) teeth from touching, thereby minimizing the intensity of muscle contraction, while minimizing the degree of jaw opening during the parafunctional events. The therapeutic result of using "The Total Splint System" in this configuration is to affect the Trigeminal Nerve System. The Trigeminal Nerve System has two divisions:

A) Motor Root, which sends nerve impulses to the jaw muscles to make them contract; the far more massive Sensory Division (made up of the nerves that bring in information from the periphery); and, B) Sensory Division is divided into three distinct segments of sensory reception (thus the term Trigeminal): First Division: Opthalmic: receives sensory input from arteries that surround the brain to around and behind the eyes Second Division: Maxillary: receives sensory input from below the eyes to the upper jaw. Third Division: Mandibular: receives sensory input for the entire lower jaw. All three divisions feed into the Trigeminal Sensory Nucleus.

The current understanding of the nature of the migraine is that it results from a disorder of "sensory modulation", meaning that information received by the Sensory Nucleus is misinterpreted, thereby resulting in either a disproportionate response, or an inappropriate response altogether.

For example, during a migraine attack, the simple pressure changes of the fluid that surrounds the brain (resulting from the beating of the heart), is perceived as "pounding". The therapeutic goal in migraine prevention is to limit the amount of noxious sensory input (that is, to limit your migraine "triggers") to the Trigeminal Sensory Nucleus, so that it is not perceived as nociception. Essentially, the goal is to limit as much negative input to the Trigeminal Sensory Nucleus as possible.

When considering an abnormal Trigeminal system where the Sensory Nucleus is hypersensitive, it is not unusual for the Motor Division to be also hyperactive. A hyperactive Trigeminal Motor Root results in excessive jaw muscle contraction during certain stages of sleep, resulting in intense jaw clenching and/or vigorous teeth grinding. These two activities produce a significant bombardment of noxious input (nociception) to the Sensory Nucleus, while also being the known cause of "TMD" (temporomandibular disorders), thereby becoming a self-perpetuation of chronic headache and/or migraine.

In order for jaw clenching and teeth grinding to achieve pathologic intensity, the molars and/or canine teeth must be touching each other, or another object (like a traditional mouthpiece). By keeping the molars and canines from touching anything during sleep, nociception to the Trigeminal is inhibited minimizing jaw muscle intensity (that is, Trigeminal Motor Hyperactvity and the resultant nociception) therefore requires providing for incisor (front teeth) contact only during sleep.

Therefore "The Total Splint System" when configured to treat migraine limits the amount of noxious sensory input (nociception) to the Trigeminal Sensory Nucleus, so that it is not perceived as nociception.

Sleep apnea is a common disorder that can be serious. In sleep apnea, breathing stops or gets very shallow. Each pause in breathing typically lasts 10 to 20 seconds or more. These pauses can occur 20 to 30 times or more an hour.

The most common type is obstructive sleep apnea. That means you are unable to get enough air through your mouth and nose into your lungs. When that happens, the amount of oxygen in your blood may drop. Normal breaths resume with a snort or choking sound. People with sleep apnea often snore loudly. However, not everyone who snores has sleep apnea.

When sleep is interrupted throughout the night, a person can be drowsy during the day. People with sleep apnea are at higher risk for car crashes, work-related accidents and other medical problems. When both trays of "The Total Splint System" are used in tandem with a "Hooking element" that is attached to the upper tray and can be set to engage the lower mouthpiece to maintain mandibular advancement (of the lower jaw) while allowing anterior contact only, obstructive sleep apnea and the complications that jaw-clenching present are treated.

Each component of the system can be adapted to the mouthpiece independent of the other components, or in conjunction with them, according to the nature of the confirmed diagnosis, or the condition being evaluated.

The system can provide for two independent mouthpieces that are infinitely adjustable for any dental arch width and length, and are adapted to the teeth with the thermoplastic lining material. The system provides for components that are adhered to either or both mouthpieces to facilitate a diagnosed condition by either maintaining an anterior/posterior jaw relationship, or minimizing nocturnal jaw clenching intensity (parafunction).

A dental practitioner would provide the system during a single visit, to either rule-out a suspected diagnosis, or to treat/prevent a confirmed diagnosis, without having to employ an outside dental laboratory service, which would incur considerable expense and additional visit(s) to the dentist at a later time.

Unlike current single-visit mouthpieces, which are designed to diagnose, treat or prevent a specific condition such as bruxism, the system can be configured to diagnose, treat, or prevent a plurality of conditions like bruxism, migraine, and sleep apnea.

Existing single-visit mouthpiece devices are designed to diagnose, treat, or prevent a single particular condition such as bruxism, migraine, or sleep apnea. If the device is ineffective, then another completely different device must be used to diagnose a separate condition. Current mouthpiece devices cannot be configured to diagnose a plurality of conditions, thus making the use of a plurality of devices cost and time prohibitive. "The Total Splint System" allows the dental practitioner to configure the device for a specific diagnosis, or to configure the device for a plurality of conditions, or to re-configure the device as the necessity of therapy dictates.

Figure 1:



1. Provision of independent maxillary [1] and mandibular [2] mouthpieces. These mouthpieces are filled with thermoplastic material and the patient is asked to bite into the softened material which when cooled conforms to that patients particular tooth arrangement, providing a custom fitting mouthpiece. The mouthpiece's occlusal surfaces provide a workable substrate to the practitioner. Each mouthpiece is segmented [3] to allow its cross-arch expansion or contraction, thereby conforming to any arch width or length.

     1a. The maxillary mouthpiece can be configured to provide a receptive channel [4] for either a hooking element [5] (as in 2a) or a Discluding Element, both of which (hooking element and discluding element) are protected by US Patent No. 6,666,212 and exclusively licensed to Splint Decisions Inc, [6] (as in 2b) and/or lateral "side stops" [7] that the lower "Side Fins" [8] can engage (as in 2c);

     1b. The mandibular mouthpiece provides for a surface lingual to the lower incisors [9] that a hooking element can engage, and provides a surface for "Side Fins" to be adhered to [10].

Figure 2:



2. Provision of a diagnostic or therapeutic component to either or both mouthpieces.

     2a. Provision of a hooking element to the maxillary mouthpiece.

2a1. Hooking element can be set to engage lower mouthpiece to prevent mandibular retrusion while allowing anterior contact, only, thereby treating and preventing jawclenching and the complications it presents.

2a2. Hooking element can be set to engage lower mouthpiece to maintain mandibular advancement while allowing anterior contact, only, thereby treating and preventing obstructive sleep apnea and the complications that jaw-clenching can present.

2b. Provision of a Discluding Element, which provides an anterior contact only, but not dictating or preventing any specific jaw position, thereby treating simple bruxism.

2c. Provision of "Side Fins", which prevent mandibular retrusion, meaning the lower jaw is limited as to how far it can move in a posterior direction, either in concert with the hooking element, or independently in concert with the Discluding Element.

Figure 3:



Presently, there is no upper and/or lower mouthpiece system that can be used for both the treatment and prevention of mild to moderate obstructive sleep apnea and medically diagnosed migraine pain. In addition, professionally provided dual-arch mouthpieces for treatment and prevention of Obstructive Sleep Apnea require at least two separate visits to the practitioner and require considerable lab fees to the practitioner, resulting prohibitive cost to the patient. A single visit, multi-purpose mouthpiece system, that does not require the expense of an outside lab, can be configured by the practitioner to provide a variety of mouthpiece designs for the diagnosis, treatment or prevention of a plurality of conditions.

THE COMMON STOCK SHARE EXCHANGE AGREEMENT

On November 16, 2010 the Company and Splint Decisions, entered into a Common Stock Share Exchange Agreement in which the Company agreed to:

- Adopt an amendment to the Company's articles of incorporation prior to the effectiveness of the Common Stock Share Exchange Agreement to increase its shares of authorized common stock from 70,000,000 to 700,000,000;

- Adopt an amendment to the Company's articles of incorporation prior to the effectiveness of the Common Stock Share Exchange Agreement to change the Company's name to Therapeutic Solutions International, Inc.;

- After completion of the foregoing, the Company agreed to issue to Splint Decisions a total of two hundred and fifty million, five hundred and twenty three thousand, three hundred and thirty three (250,523,333) restricted common shares representing 85.00% of the total number of issued and outstanding shares of the Company, and Splint Decisions agreed to tender in transferable and assignable condition to the Company, one thousand (1,000) common shares representing 100% of the issued and outstanding shares of Splint Decisions all of which having been legally issued, fully paid, are non-assessable and not issued in violation of the preemptive rights of any other person.

- The closing of the Common Stock Share Exchange Agreement is set to occur not later than January 31, 2011. The Common Stock Share Exchange Agreement provides that the closing date may be extended upon the agreement of the Company and Splint Decisions.

- The Company's Board of Directors believes that the Common Stock Share Exchange Agreement will constitute a tax free reorganization within the meaning of Internal Revenue Code Sections 351 and 368 (a)(1)(B). However, none of the parties is seeking tax counsel or legal or accounting opinions on whether the Common Stock Share Exchange Agreement qualifies for tax free treatment and the tax-free treatment of the Common Stock Share Exchange Agreement is not a condition precedent to the obligations of the Company or Splint Decisions to the Agreement. There can be no assurance that Splint Decisions' shareholders who receive the Company's Common Stock will receive tax-free treatment in the exchange. Similarly, there can be no assurance that the Company will receive tax-free treatment in the exchange for its receipt of the Splint Decision's common stock.

- The approval of the stockholders was not required to enter into the Common Share Exchange Agreement. Pursuant to Nevada Revised Statutes 78:120, the Company's Board of Directors unanimously agreed and resolved to enter into the Common Stock Share Exchange Agreement. However, the number of shares of authorized Common Stock must be increased by majority shareholder consent, which was obtained on November 16, 2010 by a unanimous written consent from the holders of 20,400,000 shares of Common Stock (representing 71.05% of the Company's issued and outstanding shares of Common Stock).

- Section 92A.380 of the Nevada Revised Statutes provides for dissenter's rights for certain shareholders to obtain cash for their shares in a merger or consolidation who perfect those rights. Dissenter's rights are not applicable under Nevada law to the Common Stock Share Exchange Agreement.

- Upon the closing of the Common Stock Share Exchange Agreement, the Company will apply for a new CUSIP number and a new trading symbol. The Company's common shares are currently trading on the OTCQB Market Exchange under the trading symbol: FYAD, and will continue to do so for an undetermined period of time after the closing of the Common Stock Share Exchange Agreement. The Company may choose to qualify its common shares to be eligible for trading on the OTC Bulletin Board, but there are presently no established plans for such an application at this time.

(A)   Exemptions Relied Upon by the Company to Issue Common Shares.

In agreeing to issue to Splint Decisions Inc. and its shareholders James P. Boyd and Timothy Dixon shares of the Company's common stock pursuant to the Common Stock Share Exchange Agreement, the Company is relying on the following exemptions from the registration requirements of Section 5 of the SEC Act:

The first is Section 4.6—the Accredited Investor Exemption—contained in Rule 506 of Regulation D pursuant to the Securities Act that exempts from registration offers and sales of securities to accredited investors when the total offering price is less than $5 million; the Company did not engage in public advertising or solicitation in connection with the transaction; and, the shares issued by the Company contain re-sale restrictions.

Regarding the Common Stock Share Exchange Agreement, James P. Boyd and Timothy Dixon both represented that their income over the last two years was in excess of $200,000.00, thus qualifying both Dr. Boyd and Mr. Dixon as Accredited Investors pursuant to Rule 501(a)(6). It should also be noted that Rule 501(a)(8) indicates that an entity qualifies as an accredited investor where all of its equity owners are accredited investors. Since both Dr. Boyd and Mr. Dixon are accredited investors, and are the only equity owners of Splint Decisions Inc., Splint Decisions Inc. is therefore considered an accredited investor. The Company did not advertise or solicit Splint Decisions Inc., James P. Boyd or Timothy Dixon with regards to the Common Stock Share Exchange Agreement and the shares issuable pursuant thereto will be "Restricted Shares" pursuant to Rule 144.

The second exemption is Section 4.2—the Accredited Investor Exemption—contained in Rule 506 of Regulation D pursuant to of the Securities Act which provides that an issuer may sell an unlimited amount of stock to accredited investors without general solicitation or advertising as long as the issuer answers questions, delivers documents to participating non-accredited investors, provides financial statements consistent with Rule 505 and issues restricted shares.

Regarding the Common Stock Share Exchange Agreement, and as stated above, Splint Decisions Inc., Dr. Boyd and Mr. Dixon all qualify as accredited investors per the disclosure above and the Company did not advertise or publicly solicit them with regards to the Common Stock Share Exchange Agreement. Additionally, Splint Decisions Inc., Dr. Boyd and Mr. Dixon were afforded the opportunity to review documents, ask questions and review the Company's Exchange Act reports that were certified by an independent public accountant. Finally, and as agreed to in the Common Stock Share Exchange Agreement included with this filing, the Company will only issue restricted shares to Splint Decisions Inc., Dr. Boyd and Mr. Dixon who expressly represented to be acquiring said shares as an investment without a view towards any public distribution.

(B)   Background Factors Favoring Our Entrance Into the Common Stock Share Exchange Agreement.

Friendly Auto Dealers, Inc. was formed in August 2007. Since then, the Company has been in the development stage and is a start-up company. The Company has been very active in its operations with respect to developing its business plans, originally focusing on leveraging contacts we had in the Chinese automobile industry as the result of consulting work from our Pacific Rim business consultant Stephen Chu. The Company's business plans included brokering the design, manufacturing and sale of promotional and corporate branded products for sale first to the Chinese automobile industry then internationally. We believed that Mr. Chu's contacts within the Chinese automobile industry would lead to an expansion of our business to other automobile industry leaders located in the Pacific Rim, including Korea and Japan. We spent 2008 developing this strategy by engaging Mr. Chu and having him travel to China on behalf of the Company to attempt to establish a rapport there. This led to the Company authorizing and appearing at two separate automobile industry shows and conventions in 2009: first the Shanghai International Auto Show held in the People's Republic of China in June, 2009, and secondly the Kia Motors Automobile Show in the Guangzhou Province of China that was held in November, 2009, where company representatives including Mr. Chu and Mr. Tony Lam met with various Chinese, Korean and French automobile manufacturers and dealers.

As a result of our appearance in Shanghai we received emissaries from various Chinese automobile dealership representatives, including the Korean KIA Company and the Citron Automobile Company in August 2009 to discuss the formation of a working relationship and to explore business strategies involving Friendly Auto Dealers, Inc. These discussions continued and developed over the course of the next weeks.

This led in September of 2009 to the formal announcement by Friendly Auto Dealers, Inc. that it entered into a memorandum of understanding to merge and acquire Excellent Auto Dealers, Inc. of the Peoples Republic of China, a firm that owned a cluster of automobile dealerships in the Guangzhou Province of China. Friendly Auto Dealers, Inc. confirmed that Excellent Auto Dealers, Inc. had established ties to other Pacific Rim automobile manufacturers and dealers including KIA Motors of South Korea, and that its existing presence in China, along with China's booming market for auto sales would provide a basis for full scale development of Friendly Auto Dealers, Inc.'s business plans.

In order to further the plans, we sent Mr. Chu to China in September 2009, whereupon we signed a non-binding letter of intent and thereafter a memorandum of understanding to begin due diligence consistent with our communications with Excellent Auto Dealers, Inc.

These efforts lasted throughout the last quarter of 2009 and through the first quarter of 2010, but were ultimately unsuccessful due to our failure to acquire sufficient information and financial auditing for Excellent Auto Dealers, Inc. resulting in the termination of the terms of the memorandum of understanding.

At this point our director Ming R. Cheung chose to continue our Pacific Rim efforts utilizing Mr. Chu and authorizing him to continue his travels in China on behalf of the Company. The Company also hired Mr. Gerry Berg as a managing consultant for mergers and acquisitions and was tasked with searching for opportunities in the United States to implement the Company's business plans.

The Company was very concerned with the worldwide economic downturn that afflicted—and continues to afflict—economies worldwide. The downturn had deleterious effects generally in the United States and the Company decided that it needed to expand its search for opportunities. Mr. Berg presented the Company with one such opportunity with TMD Courses Inc., a California Corporation headquartered in Oceanside, CA. TMD was a business that performed continuing dental education to licensed dentists and held a license from Boyd Research, Inc. to a FDA approved patented dental appliance that was designed to treat medically diagnosed migraine pain. This device is commonly referred to as the NTI and Dr. Boyd developed the invention.

The Company reviewed this information and determined that the prospects presented by this patented device and the FDA approval were significant and decided to merge with TMD Courses Inc., signing a memorandum of understanding and a material definitive agreement. The Company filed Form 8-K regarding this event. Unfortunately, we could not satisfactorily complete our due diligence and the efforts terminated in August 2010 and the Company filed another Form 8-K on August 2, 2010 notifying the Commission of the termination of the agreement with TMD Courses, Inc.

Notwithstanding this, our past communications with Dr. Boyd and TMD Courses Inc. led to discussions of another product Dr. Boyd invented: "The Total Splint System," a device that featured a design portions of which had been patented, and otherwise was the subject of patent applications and related intellectual property attached to it that was licensed to Splint Decisions, Inc.

Dr. Jim Boyd designed "The Total Splint System" to address a different segment of the dental appliance market targeted to licensed dental practitioners. Dr. Boyd and Splint Decisions Inc. realized that a portion of licensed dentists were hesitant to purchase and use the "NTI" device developed by Dr. Boyd and licensed to TMD Courses, Inc., even though it was FDA approved and was patented. Dr. Boyd and Splint Decisions Inc. determined that some licensed dentists were more likely to purchase and use bruxism splints in their practice. These bruxism splints are typically designed along the lines of the Total Splint System utilizing one or two mouthpieces that are fit by a dentist on the upper or lower teeth. The NTI device is smaller, covering only the upper or lower central teeth, and some practitioners were concerned about using the device on patients. Some voiced concerns that a patient may swallow the device due to its small size and instead opt to use full arch coverage splints to treat a variety of disorders such as bruxism and migraine headaches. It is this segment of the dental profession we intend to market "The Total Splint System" to. It is estimated that in excess of three million full coverage splints are prescribed annually. Thus we were convinced that the market for the devices already exists and is mature.

After being presented with the opportunity, we initially examined the information Splint Decisions Inc. referred us to regarding the Total Splint System that was on the Internet. We reviewed the patent issued to that portion of the Total Splint System dealing with the "discluding element" that was FDA approved and patented when used to treat medically diagnosed migraine pain. We also reviewed the documentation from the FDA that merited its approving the device incorporating the "discluding element" to treat medically diagnosed migraine pain. We met with Timothy Dixon of Splint Decisions, Inc. to discuss "The Total Splint System" and the available and potential market for the device. We reviewed available information regarding the use and prescription patterns for bruxism devices that was available from professional dental sources including the Journal of the American Dental Association. We reviewed the assignment documents related to the patent and patent applications related to the Total Splint System from Dr. Boyd to Boyd Research, Inc. and to Splint Decisions Inc. We reviewed the legal status of Splint Decisions Inc. in California.

After this round of due diligence we met with Mr. Dixon personally and telephonically with Dr. Boyd to discuss the possible structure of a transaction. From the Company's perspective, we understood that any terms would likely include a stock exchange, since the Company had insufficient funds on hand to acquire the intellectual property outright. The focus then turned to exact terms.

At the time, the Company was authorized to issue seventy million shares of its common stock. Splint Decisions, Inc. and we agreed that the capital structure needed to be expanded in order to provide Dr. Boyd with an agreeable number of restricted common shares and to allow the Company post closing of the transaction to have an agreeable number of authorized common shares that would provide flexibility to the Company and its Board of Directors going forward. Our negotiations with Dr. Boyd and Mr. Dixon resulted in an agreement regarding their percentage ownership of the Company post closure of the transaction.

At the time, we felt that given all of the factors previously noted in this letter, and more specifically after an evaluation of Splint Decisions Inc.'s management team; the maturity and potential size of the market for the Splint Decisions Inc. Total Splint System; the fact that Dr. Boyd has a respected reputation in the dental profession; and, that the Company's acquisition of the intellectual property rights by license would be exclusive, that it was in our shareholders best interests to agree to embark on a different business plan that included what we, in the final event, determined to be significant and mature opportunities, when contrasted against the difficult and unfulfilled potential of our original business plans and the frustrated good faith efforts and operations towards the development and start up of that business model.

We feel the demand for this product will be high considering that the device is approved by the FDA for the Prevention of Medically Diagnosed Migraine Pain, the prevention of Mild to Moderate Obstructive Sleep Apnea, and for the treatment of Bruxism.

The Company examined the patent applications for the Total Splint System and the patents used in its design. Concurrently, we reviewed 1995 information from the Journal of the American Dental Association regarding splint treatments and prescription patterns in the United States. We viewed as important and critical information contained in this report which provided an "estimated total of 3.60 million splints per year are made by U.S. dentists at an estimated cost of $275 per splint the total U.S. expenditure for all splint fabrication for bruxism and TMD patients is approximately $990 million per year." Further, it was noted, "these splint treatments represented 2.91 percent of all 1990 U.S. dental health care dollars (an estimated $34 billion was spent on dental health in the United States during 1990, according to an HCFA estimate). If the prevalence of bruxism requiring treatment is 5 percent in the United States, then, according to our results, approximately 12.8 percent of these bruxers would receive a splint each year. If the prevalence of TMDs requiring treatment were also 5 percent, then approximately 16.2 percent of MPD plus TMJ dysfunction patients would receive a dental splint each year. Thus, based on our results, somewhere between one-sixth and one-eighth of the population suffering from TMD or bruxism is estimated as being treated with a new dental splint during a given year."

We believe based upon the facts cited in these sources and our own investigation, which included information we obtained from TMD Courses, Inc. regarding their sales of the NTI device, that these 1995 numbers related to the per splint cost of splint prescriptions have increased in price since then, and that the market is large and presents a well established opportunity for the Company. We also considered the fact that Dr. Boyd and Boyd Research, Inc. had other patented and FDA approved properties including the NTI device and had an established reputation. Therefore, we felt that the opportunity to acquire the Total Splint System business was significant, and when compared to the results from our operations from inception and in the development stage, presented the best opportunity for our shareholders.

EFFECT OF THE AGREEMENT AND TRANSACTION ON THE COMPANY

Company common stock outstanding after the Common Stock Share Exchange Agreement.	279,233,333 and 450,000 warrants to purchase common stock.
Share ownership of James P. Boyd, D.D.S. and Timothy Dixon after the Common Stock Share Exchange Agreement.	250,523,333 shares distributed as follows: James P. Boyd, D.D.S.: 235,491,933; Timothy Dixon: 15,031,400
Totals of the required shareholder vote for the Common Stock Share Exchange Agreement by the Company.	20,400,000 shares of common stock representing 71.05% of the issued and outstanding shares of common stock of the Company.
Totals of the required shareholder vote for the Common Stock Share Exchange Agreement by Splint Decisions.	1,000 shares of common stock representing 100% of the issued and outstanding shares of common stock of Splint Decisions.
Approval by Directors for the Company.	Unanimous by Gerry Berg, sole director.
Approval by Directors for Splint Decisions.	Unanimous by James P. Boyd, D.D.S., Timothy Dixon, comprising all of the directors.
Corporate structure after completion of the Common Stock Share Exchange Agreement.	After the closing of the Common Stock Share Exchange Agreement, James P. Boyd, D.D.S. will control 79.00% of the total number of issued and outstanding shares of the Company
Market for the Company's common stock.	The Common Stock is quoted on the OTC Bulletin Board, although there has been infrequent trading in recent months.
Terms of the Share Exchange.	Pursuant to the Common Stock Share Exchange Agreement executed on November 16, 2010, the Splint Shareholders agreed to exchange all of their common stock in Splint Decisions, equal to 100% of the issued and outstanding shares, for 250,523,333 of the Company's restricted common shares representing 85.00% of the total number of issued and outstanding shares of the Company. For further information, see "The Background of the Common Stock Share Exchange Agreement – and Appendix A – Share Exchange Agreement.
Reasons for the Common Stock Share Exchange Agreement.	The Common Stock Share Exchange Agreement, also known as a reverse merger, will enable the businesses of Splint Decisions to indirectly trade on a public securities market through ownership by the Company. This may enable Splint Decisions to access the capital markets in order to fund its growth. However, there can be no assurances that the Company will have continued access to such capital markets.
No Fairness Opinion.	Neither the Company nor Splint Decisions has obtained any report, opinion or appraisal from any outside party relating directly or indirectly to the Common Stock Share Exchange Agreement. The Board of Directors of the Company did not believe that a fairness opinion was necessary for the Common Stock Share Exchange Agreement because a viable operating business was being reverse merged into a company with limited operations.
Tax Consequences.	The Company's management believes that the Common Stock Share Exchange Agreement will constitute a tax free reorganization within the meaning of Internal Revenue Code Sections 368(a)(1)(B) and 351. However, none of the parties is seeking tax counsel or legal or accounting opinions on whether the Common Stock Share Exchange Agreement qualifies for tax free treatment and tax-free treatment of the share exchange is not a condition precedent to the obligations of the parties to the Agreement. There can be no assurance that either the Splint Shareholders or the Company's shareholders who receive Common Stock in exchange for their share capital of Company common stock will receive tax-free treatment. Similarly, there can be no assurance that the Company will receive tax-free treatment in the exchange.

Dissenter's Rights.	Section 92A.380 of the Nevada Revised Statutes provides for dissenter's rights for certain shareholders to obtain cash for their shares in a merger or consolidation who perfect those rights. Dissenter's rights are not applicable under Nevada law to the Common Stock Share Exchange Agreement.

As noted in this filing, as a result of the closure of the Common Share Exchange Agreement dilution will occur to our present shareholders. However, it is the business judgment of our Board of Directors that any dilution to our present shareholders is mitigated by the quality and potential of the business opportunities presented by acquiring the exclusive Splint Decisions Inc. intellectual property licenses. Additionally, the Board is of the opinion that, while Dr. Boyd and Boyd Research, Inc. has no new products currently known by the Company to be in a phase of research and development that would allow them to be additional consideration for the Common Stock Share Exchange Agreement, that establishing and closing the Common Stock Share Exchange Agreement may lead to further acquisition opportunities for the Company and its shareholders.

FRIENDLY AUTO DEALERS, INC.
4132 S. Rainbow Blvd. Suite 513
Las Vegas, NV 89103

INFORMATION STATEMENT

ABOUT THIS INFORMATION STATEMENT

(A)   What is the purpose of this Information Statement?

This information statement ("Information Statement") is being furnished to holders of record of the common stock, par value $0.001 per share (the "Common Stock"), at the close of business on November 16, 2010 of Friendly Auto Dealers, Inc., a Nevada corporation (the "Company"), with respect to written consents of the Company taken by its board of directors and a majority of its shareholders eligible to vote on November 16, 2010 which consents provide that the Company shall have the authority to amend its certificate and articles of incorporation to (i) change the name of the Company from Friendly Auto Dealers, Inc. to Therapeutic Solutions International, Inc., and (ii) to increase the number of authorized common shares of stock eligible to be issued from seventy million (70,000,000) to seven hundred million (700,000,000). In order to eliminate the costs and management time involve in holding a special meeting, and in order to effect the corporate actions as soon as possible, the Company decided to proceed with the corporate actions by obtaining the written consent of stockholders holding a majority of the voting power of the Company. This Information Statement will be mailed or furnished to the stockholders of the Company after the filing of the Definitive 14c with the Securities and Exchange Commission. The actual closing of the Common Stock Share Exchange Agreement will occur 20 days thereafter.

(B)   Who is entitled to notice?

All holders of shares of Common Stock of record on the close of business on the Record Date are entitled to notice of the Actions.

(C)   On what corporate matters did the principal stockholders vote?

Principal stockholders holding 71.05% of the total issued and outstanding voting capital stock of the Company on November 16, 2010 the "Record Date" (a majority of the issued and outstanding voting capital stock required to vote on the Actions), voted for and approved the following:

- *For* the approval of an amendment to the articles of incorporation of the Company to change the name of the Company to Therapeutic Solutions International, Inc.; and,
- *For* the approval of an amendment to the articles of incorporation of the Company to increase the number of authorized common shares from seventy million to seven hundred million common shares.

(D)   What vote is required to approve the Actions?

In order to amend the articles of incorporation of the Company to authorize the Actions, the affirmative vote of a majority of the voting capital stock is required. On November 16, 2010, majority stockholders of the Company voted in favor of the Actions. Under Section 78.320 of the Nevada Revised Statutes, all activities requiring stockholder approval may be taken by obtaining the written consent and approval of more than 50% of the holders of voting stock in lieu of a meeting of the stockholders. Because principal stockholders entitled to cast a vote representing 20,400,000 shares of Common Stock (which shares are equal to 71.05% of the total issued and outstanding voting capital stock of the Company on the Record Date), no action by the minority stockholders in connection with the Actions is required.

(E)   Effective Date of the Amendments

The name change of the Company will become effective upon the filing of the certificate of amendment to the Company's articles of incorporation with Secretary of State of the State of Nevada. Pursuant to Rule 14c-2 under the Exchange Act, the foregoing Actions may not become effective until a date that is at least 20 days after the date on which the Definitive Information Statement has been mailed to the stockholders of the Company.

(F)   Dissenters' Right of Appraisal

Dissenter's rights are not applicable under Nevada law to the Common Stock Share Exchange Agreement.

(G)   No Meeting of Stockholders Required

The Company is not soliciting any votes with regard to the Actions. The principal stockholders that have consented to the Actions hold a majority of the total issued and outstanding shares of voting capital stock and, accordingly, such principal stockholders have sufficient shares to approve the Actions.

ACTIONS TAKEN BY THE COMPANY

(A)   Introduction.

The Company's current Certificate of Incorporation provides for an authorized capitalization consisting of 70,000,000 shares of common stock, $.001 par value (the "Common Stock"), and 5,000,000 shares of Preferred Stock. As of November 16, 2010, the Registrant had 28,710,000 outstanding shares of Common Stock and no shares of Preferred Stock outstanding. The Name Change Proposal seeks to amend the Company's Articles of Incorporation to change the name of the Company to Therapeutic Solutions International, Inc., and the Authorized Common Stock Proposal seeks to amend the Company's Articles of Incorporation to increase the authorized capital of the Company from 70,000,000 shares of common stock to 700,000,000 shares of common stock. No proposal or action of the Company concerns the Preferred Stock authorized by the Company's Articles of Incorporation.

(B)   The Proposals.

The majority shareholders of the Company have signed an Action by Majority Shareholders' Consent without a Meeting pursuant to Nevada Revised Statutes 78.320 to (i) change the name of the company from Friendly Auto Dealers, Inc. to Therapeutic Solutions International, Inc., and, (ii) to approve an increase in authorized shares of common stock of the Company from 70,000,000 to 700,000,000 shares. Please note that none of the Proposals acted upon by the Company, its board of directors and/or majority shareholders concerns or effects in any manner the 5,000,000 shares of Preferred Stock authorized by the Company's Articles of Incorporation. This Information Statement is filed pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, and is being provided to the Company's shareholders pursuant to Rule 14c-2 there under.

(C)   Background of the Common Stock Share Exchange Agreement.

In this section, we describe the background of the Common Stock Share Exchange Agreement. As a result of the consummation of the transactions contemplated by the Common Stock Share Exchange Agreement, the Splint Shareholders will acquire control of the Company by virtue of their ownership of a majority of the common shares eligible to vote. Concurrently, the Company will acquire all of the outstanding shares of Splint Decisions as well as its business and intellectual property. Pursuant to applicable Nevada Revised Statutes, a majority of the Company's shareholders eligible to vote must approve and adopt the Common Stock Share Exchange Agreement and the authorized Common Stock must be increased by filing a Certificate of Amendment filed with the Nevada Secretary of State in order for the Common Stock Exchange Agreement to be consummated.

(D)   The Common Stock Share Exchange Agreement

(1)   Background Facts To Our Consideration of Entering into the Agreement.

(a)   The Company's Start-Up/Development Stage Efforts.

Friendly Auto Dealers, Inc. was formed in August 2007. Since then, the Company has been in the development stage and is a start-up company. The Company has been very active in its operations with respect to developing its business plans, originally focusing on leveraging contacts we had in the Chinese automobile industry as the result of consulting work from our Pacific Rim business consultant Stephen Chu. The Company's business plans included brokering the design, manufacturing and sale of promotional and corporate branded products for sale first to the Chinese automobile industry then internationally. We believed that Mr. Chu's contacts within the Chinese automobile industry would lead to an expansion of our business to other automobile industry leaders located in the Pacific Rim, including Korea and Japan. We spent 2008 developing this strategy by engaging Mr. Chu and having him travel to China on behalf of the Company to attempt to establish a rapport there. This led to the Company authorizing and appearing at two separate automobile industry shows and conventions in 2009: first the Shanghai International Auto Show held in the People's Republic of China in June, 2009, and secondly the Kia Motors Automobile Show in the Guangzhou Province of China that was held in November, 2009, where company representatives including Mr. Chu and Mr. Tony Lam met with various Chinese, Korean and French automobile manufacturers and dealers.

As a result of our appearance in Shanghai we received emissaries from various Chinese automobile dealership representatives, including the Korean KIA Company and the Citron Automobile Company in August 2009 to discuss the formation of a working relationship and to explore business strategies involving the Company. These discussions continued and developed over the course of the next weeks.

This led in September of 2009 to the formal announcement by the Company that it entered into a memorandum of understanding to merge and acquire Excellent Auto Dealers, Inc. of the Peoples Republic of China, a firm that owned a cluster of automobile dealerships in the Guangzhou Province of China. The Company confirmed that Excellent Auto Dealers, Inc. had established ties to other Pacific Rim automobile manufacturers and dealers including KIA Motors of South Korea, and that its existing presence in China, along with China's booming market for auto sales would provide a basis for full scale development of the Company's business plans.

In order to further the plans, we sent Mr. Chu to China in September 2009, whereupon we signed a non-binding letter of intent and thereafter a memorandum of understanding to begin due diligence consistent with our communications with Excellent Auto Dealers, Inc.

These efforts lasted throughout the last quarter of 2009 and through the first quarter of 2010, but were ultimately unsuccessful due to our failure to acquire sufficient information and financial auditing for Excellent Auto Dealers, Inc. resulting in the termination of the terms of the memorandum of understanding.

At this point our director Ming R. Cheung chose to continue our Pacific Rim efforts utilizing Mr. Chu and authorizing him to continue his travels in China on behalf of the Company. The Company also hired Mr. Gerry Berg as a managing consultant for mergers and acquisitions and was tasked with searching for opportunities in the United States to implement the Company's business plans.

(b)   Development Efforts In Light of Worldwide Economic Distress.

The Company was very concerned with the worldwide economic downturn that afflicted—and continues to afflict—economies worldwide. The downturn had deleterious effects generally in the United States and the Company decided that it needed to expand its search for opportunities. Mr. Berg presented the Company with one such opportunity with TMD Courses Inc., a California Corporation headquartered in Oceanside, CA. TMD was a business that performed continuing dental education to licensed dentists and held a license from Boyd Research, Inc. to a FDA approved patented dental appliance that was designed to treat medically diagnosed migraine pain. This device is commonly referred to as the "NTI" and Dr. Boyd developed the invention.

The Company reviewed information related to TMD Courses, Inc. and determined that the prospects presented by this patented device and the FDA approval were significant and decided to merge with TMD Courses Inc., signing a memorandum of understanding and a material definitive agreement. The Company filed Form 8-K regarding this event. Unfortunately, we could not satisfactorily complete our due diligence and the efforts terminated in August 2010 and the Company filed another Form 8-K on August 2, 2010 notifying the Commission of the termination of the agreement with TMD Courses, Inc.

<center>(c)   The Splint Decisions Inc. Opportunity.</center>

Notwithstanding this, our past communications with Dr. Boyd and TMD Courses Inc. led to discussions of another product Dr. Boyd invented: "The Total Splint System," a device that featured a design portions of which had been patented, and otherwise was the subject of patent applications and related intellectual property attached to it that was licensed to Splint Decisions, Inc.

Dr. Jim Boyd designed "The Total Splint System" to address a different segment of the dental appliance market targeted to licensed dental practitioners. Dr. Boyd and Splint Decisions Inc. realized that a portion of licensed dentists were hesitant to purchase and use the NTI device developed and licensed to TMD Courses, Inc., even though it was FDA approved and was patented. Dr. Boyd and Splint Decisions Inc. determined that some licensed dentists were more likely to purchase and use bruxism splints in their practice. These bruxism splints are typically designed along the lines of the Total Splint System utilizing one or two mouthpieces that are fit by a dentist on the upper or lower teeth. The NTI device is smaller, covering only the upper or lower central teeth, and some practitioners were concerned about using the device on patients. Some voiced concerns that a patient may swallow the device due to its small size and instead opt to use full arch coverage splints to treat a variety of disorders such as bruxism and migraine headaches. It is this segment of the dental profession we intend to market "The Total Splint System" to. It is estimated that in excess of three million full coverage splints are prescribed annually. Thus we were convinced that the market for the devices already exists and is mature.

We feel the demand for this product will be high considering that the device is approved by the FDA for the Prevention of Medically Diagnosed Migraine Pain, the prevention of Mild to Moderate Obstructive Sleep Apnea, and for the treatment of Bruxism.

The Company examined the patent applications for the Total Splint System and the patents used in its design. Concurrently, we reviewed 1995 information from the Journal of the American Dental Association regarding splint treatments and prescription patterns in the United States. We viewed as important and critical information contained on page 6 of this report which provided an "estimated total of 3.60 million splints per year are made by U.S. dentists at an estimated cost of $275 per splint the total U.S. expenditure for all splint fabrication for bruxism and TMD patients is approximately $990 million per year." Further, it was noted, "these splint treatments represented 2.91 percent of all 1990 U.S. dental health care dollars (an estimated $34 billion was spent on dental health in the United States during 1990, according to an HCFA estimate). If the prevalence of bruxism requiring treatment is 5 percent in the United States, then, according to our results, approximately 12.8 percent of these bruxers would receive a splint each year. If the prevalence of TMDs requiring treatment were also 5 percent, then approximately 16.2 percent of MPD plus TMJ dysfunction patients would receive a dental splint each year. Thus, based on our results, somewhere between one-sixth and one-eighth of the population suffering from TMD or bruxism is estimated as being treated with a new dental splint during a given year."

We believe based upon the facts cited in these sources and our own investigation, which included information we obtained from TMD Courses, Inc. regarding their sales of the NTI device, that these 1995 numbers related to the per splint cost of splint prescriptions have increased in price since then, and that the market is large and presents a well established opportunity for the Company. We also considered the fact that Dr. Boyd and Boyd Research, Inc. had other patented and FDA approved properties including the NTI device and had an established reputation. Therefore, we felt that the opportunity to acquire the Total Splint System business was significant, and when compared to the results from our operations from inception and in the development stage, presented the best opportunity for our shareholders.

<center>(d)   Material Relations Between Boyd, Boyd Research, Inc. TMD Courses, Inc., Splint Decisions Inc.</center>
and the Company.

TMD Courses, Inc. and Splint Decisions Inc. are California corporations in good standing. Dr. Boyd and Mr. Dixon are the sole directors and shareholders of each entity. Boyd Research, Inc. is a California corporation in good standing in which Dr. Boyd is the sole director, officer and shareholder.

TMD Courses, Inc. was originally formed to offer continuing dental education courses to dental professionals. Subsequently, in 2009 Boyd Research, Inc. licensed to TMD Courses, Inc. intellectual properties including the registered U.S. Patent #6,666,212. This license was not exclusive. The product derived from U.S. Patent #6,666,212 is referred to as the "NTI" device. Dr. Jim Boyd as the inventor filed the application for this patent and after receiving the patent, Dr. Boyd assigned it to Boyd Research, Inc. Dr. Boyd is the sole director, officer and shareholder of Boyd Research, Inc.

After, Dr. Boyd invented the "NTI" device, he invented "The Total Splint System" device incorporating features from registered U.S. Patent #6,666,212 Boyd Research, Inc. owned as a result of a license from Dr. Boyd. Dr. Boyd then applied for a patent on "The Total Splint System." "The Total Splint System" incorporates features from the "NTI" device patent, specifically referred to as the "discluding element." As has been discussed above, "The Total Splint System" was invented by Dr. Boyd to address a different market segment of licensed dentists who are disinclined to use the traditional "NTI" device manufactured and sold by TMD Courses, Inc. To reiterate, some licensed dentists were more likely to purchase and use bruxism splints in their practice instead of the "NTI" device. These bruxism splints are typically designed along the lines of "The Total Splint System" utilizing one or two mouthpieces that are fit by a dentist on the upper or lower teeth. The "NTI" device is smaller, covering only the upper or lower central teeth, and some practitioners were concerned about using the device on patients. Some voiced concerns that a patient may swallow the device due to its small size and instead opt to use full arch coverage splints to treat a variety of disorders such as bruxism, sleep apnea and migraine headaches.

Dr. Boyd acquired all legal right, title and interest to "The Total Splint System" by virtue of his inventing the device. After filing the patent application for "The Total Splint System" and naming himself as the sole inventor, Dr. Boyd assigned the intellectual property contained in the patent application to Boyd Research, Inc., who in turn assigned it exclusively to Splint Decisions Inc. Dr. Boyd decided that it was reasonable and prudent to assign "The Total Splint System" to a separate entity that had no connection to the business conducted by TMD Courses, Inc. and the "NTI" product and so Splint Decisions Inc. was born. Dr. Boyd's role in Splint Decisions Inc. is as a director and CEO. The Boyd Research, Inc.—Splint Decisions Inc. exclusive assignment required Splint Decisions Inc. to obtain the written approval of Boyd Research, Inc. prior to assigning any of the rights connected to "The Total Splint System" device. This written approval was contained in the exclusive assignment agreement between Splint Decisions Inc. and the Company included with this filing in Appendix H.

All of the above contracts between Boyd Research, Inc., Splint Decisions and the Company are included in this filing in Appendices G and H. Also included in Appendices G and H are exhibits to each assignment where the patents and patent applications and other intellectual property is specifically described.

Aside from the foregoing (and specifically including the previous discussion herein regarding the Company's failed attempt to close the Common Stock Share Exchange Agreement with TMD Courses, Inc.), there have been no other negotiations, transactions or material contacts during the past two years between TMD Courses, Inc., Splint Decisions Inc., Boyd Research, Inc. and/or Dr. Jim Boyd and the Company that concern the Company or its affiliates regarding any merger, consolidation, acquisition, tender offer or other acquisition of either TMD Courses, Inc. or Splint Decisions Inc.'s securities, the election of officers or the sale or transfer of a material amount of assets.

Further, there are no present or proposed material agreements, arrangements, understanding or relationship between Splint Decisions Inc., James P. Boyd or Boyd Research, Inc. or any of its executive officers, directors or controlling persons and the Company or any of its executive officers, directors or controlling persons (other than license agreements previously disclosed between Boyd Research, Inc., Splint Decisions Inc. and the Company—all of which have been disclosed in this filing).

(E)   Exemptions Relied Upon by the Company to Issue Common Shares.

In agreeing to issue to Splint Decisions Inc. and its shareholders James P. Boyd and Timothy Dixon shares of the Company's common stock pursuant to the Common Stock Share Exchange Agreement, the Company is relying on the following exemptions from the registration requirements of Section 5 of the SEC Act:

The first is Section 4.6—the Accredited Investor Exemption—contained in Rule 506 of Regulation D pursuant to the Securities Act that exempts from registration offers and sales of securities to accredited investors when the total offering price is less than $5 million; the Company did not engage in public advertising or solicitation in connection with the transaction; and, the shares issued by the Company contain re-sale restrictions.

Regarding the Common Stock Share Exchange Agreement, James P. Boyd and Timothy Dixon both represented that their income over the last two years was in excess of $200,000.00, thus qualifying both Dr. Boyd and Mr. Dixon as Accredited Investors pursuant to Rule 501(a)(6). It should also be noted that Rule 501(a)(8) indicates that an entity qualifies as an accredited investor where all of its equity owners are accredited investors. Since both Dr. Boyd and Mr. Dixon are accredited investors, and are the only equity owners of Splint Decisions Inc., Splint Decisions Inc. is therefore considered an accredited investor. The Company did not advertise or solicit Splint Decisions Inc., James P. Boyd or Timothy Dixon with regards to the Common Stock Share Exchange Agreement and the shares issuable pursuant thereto will be "Restricted Shares" pursuant to Rule 144.

The second exemption is Section 4.2—the Accredited Investor Exemption—contained in Rule 506 of Regulation D pursuant to of the Securities Act which provides that an issuer may sell an unlimited amount of stock to accredited investors without general solicitation or advertising as long as the issuer answers questions, delivers documents to participating non-accredited investors, provides financial statements consistent with Rule 505 and issues restricted shares.

Regarding the Common Stock Share Exchange Agreement, and as stated above, Splint Decisions Inc., Dr. Boyd and Mr. Dixon all qualify as accredited investors per the disclosure above and the Company did not advertise or publicly solicit them with regards to the Common Stock Share Exchange Agreement. Additionally, Splint Decisions Inc., Dr. Boyd and Mr. Dixon were afforded the opportunity to review documents, ask questions and review the Company's Exchange Act reports that were certified by an independent public accountant. Finally, and as agreed to in the Common Stock Share Exchange Agreement included with this filing, the Company will only issue restricted shares to Splint Decisions Inc., Dr. Boyd and Mr. Dixon who expressly represented to be acquiring said shares as an investment without a view towards any public distribution.

AMENDMENT TO THE ARTICLES OF INCORPORATION TO CHANGE THE NAME OF THE COMPANY TO THERAPEUTIC SOLUTIONS INTERNATIONAL, INC.

On November 16, 2010, the Company's board of directors adopted a resolution declaring it advisable to amend the Company's articles of incorporation to change the name of the Company to "Therapeutic Solutions International, Inc." On November 16, 2010, the Company received a written consent in lieu of a meeting of stockholders from the holders of 20,400,000 shares of Common Stock (representing 71.05% of the issued and outstanding shares of Common Stock) approving the Actions.

(A)   Purpose of Changing the Name of the Company.

On November 16, 2010 the Company entered into a material definitive agreement with Splint Decisions entitled "Common Stock Share Exchange Agreement." This event was reported on Form 8-K with the Securities and Exchange Commission. *Inter alia,* the Company and Splint Decisions agreed to an exchange of common stock whereby the Company would acquire all of the issued and outstanding shares of Splint Decisions common stock, which comprises all classes of stock issued by Splint Decisions. Further, and as a condition precedent to the closing of the material definitive agreement, the Company agreed to amend its articles of incorporation to change its name to Therapeutic Solutions International, Inc. By virtue of the Common Stock Share Exchange Agreement between the Company and Splint Decisions, the Company's operations going forward are focused on the development, marketing and sales of the "Total Splint System," a multi-diagnostic, multi-therapeutic one-step mouthpiece system that is planned to be marketed to licensed dental practitioners. The Company's board of directors believes that it is in the Company's best interest to have the Company change its name to more accurately reflect the future business and operations of the Company.

AMENDMENT TO THE ARTICLES OF INCORPORATION OF THE COMPANY TO INCREASE AUTHORIZED SHARES.

On November 16, 2010, the Company's board of directors adopted a resolution declaring it advisable to amend the Company's articles of incorporation to increase the number of the Company's authorized common shares from seventy million to seven hundred million shares. The Company's Board of Directors specifically took no action regarding the Company's one class of 5,000,000 preferred shares none of which are issued and outstanding. On May 17, 2010, the Company received a written consent in lieu of a meeting of stockholders from the holders of 20,400,000 shares of Common Stock (representing 71.05% of the issued and outstanding shares of Common Stock) approving the Actions.

The Board of Directors believes that this increase in the number of authorized shares is in the best interest of the Company in that it will provide the Company with the available shares required to complete its obligations under the Common Stock Share Exchange Agreement with Splint Decisions. under which the Company is obligated to issue 235,491,933 shares to James P. Boyd, D.D.S. and 15,031,400 shares to Timothy Dixon in exchange for all of the issued and outstanding shares of Splint Decisions. Additionally, the increase in the authorized number of shares could be issued for various corporate purposes, including but not limited to acquisitions, stock dividends, stock splits, and stock options, all as the Board of Directors determines to be reasonably prudent in its discretion. It should be noted that except for the completion of the Company's obligations pursuant to the Common Share Exchange Agreement, the Company has no planned or anticipated corporate actions to issue any of the balance of shares subject to the increase in the authorized number of shares.

(A)   No Action Is Being Taken Regarding The Company's Preferred Shares.

Neither the Company's Board of Directors or the action of the majority of shareholders eligible to vote regarding this Information Statement have taken any action regarding the Company's Preferred Class of Common Stock, none of which is issued and outstanding.

(B)   Description of The Company's Securities Subject To The Authorized Increase.

The authorized capital stock consists of 70,000,000 shares of common stock at a par value of $0.001 per share. 70,000,000 are designated as Common Stock. The Company also has authorized capital stock of 5,000,000 that are undesignated Preference Shares none of which are issued and outstanding.

(C)   Current Capitalization.

As of November 16, 2010, the Company had 28,710,000 outstanding shares of Common Stock. The Company has not issued any of the undesignated Preference Shares.

Holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of common stock representing a majority of the voting power of the Company's capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of company stockholders. A vote by the holders of a majority of the outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the articles of incorporation.

There is no fixed rate of dividends payable to holders of the Company's common shares. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. Holders of the common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the common stock.

(D)   A Description of the Transaction in Which the Securities Are to be Issued.

The Company entered into a Material Definitive Agreement with Splint Decisions on November 16, 2010 and this fact was reported on Form 8-K filed with the Commission on November 18, 2010.

The agreement provides in pertinent part that the Company will exchange 250,523,333 shares of its common stock for one hundred percent of the issued and authorized shares of Splint Decisions equal to 1,000 issued shares. The Company presently has authorized shares in the amount of 70,000,000 common shares and 5,000,000 unissued and unclassified preferred shares. As of November 16, 2010, the Company has issued and outstanding common shares of 28,710,000, leaving a balance of outstanding by unauthorized common shares of 41,290,000 common shares. None of the Company's unclassified preferred shares have been issued to date. The Company has no plans to issue any of the unclassified preferred shares at this time. By virtue of the increase in the authorized number of shares, the Company intends to utilize the present balance of unissued authorized shares in addition to 209,233,333 additional shares from the number of common shares subject to the increase in the authorized number to equal 250,523,333 restricted common shares that it is obligated to transfer to the Splint Shareholders pursuant to the Material Definitive Agreement. The Company has no other plans to issue any other common stock subject to the increase in authorized shares at this time.

Pending the closing, which is set for not later than January 31, 2011, the Company will act to complete the amendments to its articles of incorporation: (i) Change the name of the Company to Therapeutic Solutions International, Inc.; and, (ii) Increase the number of authorized shares to seven hundred million from seventy million shares. Upon completion of the aforementioned, the closing of the transaction will proceed. Friendly Auto Dealers, Inc. intends to act consistent with its by-laws and the Nevada Revised Statutes to complete these actions, whereupon Friendly Auto Dealers, Inc. will make the appropriate filings with the Commission as applicable.

The reason for the proposed transaction involving the increase to the Company's authorized shares is the Company found it desirable after conducting due diligence to acquire the business of Splint Decisions. The Company did not have sufficient cash on hand to purchase the issued and outstanding shares of Splint Decisions common stock, and therefore negotiated a common stock exchange whereby it would transfer 250,523,333 shares of its restricted common stock as consideration for all of the issued and outstanding shares of Splint Decisions.

(E)	Exemptions Relied Upon by the Company to Issue Common Shares.

In agreeing to issue to Splint Decisions Inc. and its shareholders James P. Boyd and Timothy Dixon shares of the Company's common stock pursuant to the Common Stock Share Exchange Agreement, the Company is relying on the following exemptions from the registration requirements of Section 5 of the SEC Act:

The first is Section 4.6—the Accredited Investor Exemption—contained in Rule 506 of Regulation D pursuant to the Securities Act that exempts from registration offers and sales of securities to accredited investors when the total offering price is less than $5 million; the Company did not engage in public advertising or solicitation in connection with the transaction; and, the shares issued by the Company contain re-sale restrictions.

Regarding the Common Stock Share Exchange Agreement, James P. Boyd and Timothy Dixon both represented that their income over the last two years was in excess of $200,000.00, thus qualifying both Dr. Boyd and Mr. Dixon as Accredited Investors pursuant to Rule 501(a)(6). It should also be noted that Rule 501(a)(8) indicates that an entity qualifies as an accredited investor where all of its equity owners are accredited investors. Since both Dr. Boyd and Mr. Dixon are accredited investors, and are the only equity owners of Splint Decisions Inc., Splint Decisions Inc. is therefore considered an accredited investor. The Company did not advertise or solicit Splint Decisions Inc., James P. Boyd or Timothy Dixon with regards to the Common Stock Share Exchange Agreement and the shares issuable pursuant thereto will be "Restricted Shares" pursuant to Rule 144.

The second exemption is Section 4.2—the Accredited Investor Exemption—contained in Rule 506 of Regulation D pursuant to of the Securities Act which provides that an issuer may sell an unlimited amount of stock to accredited investors without general solicitation or advertising as long as the issuer answers questions, delivers documents to participating non-accredited investors, provides financial statements consistent with Rule 505 and issues restricted shares.

Regarding the Common Stock Share Exchange Agreement, and as stated above, Splint Decisions Inc., Dr. Boyd and Mr. Dixon all qualify as accredited investors per the disclosure above and the Company did not advertise or publicly solicit them with regards to the Common Stock Share Exchange Agreement. Additionally, Splint Decisions Inc., Dr. Boyd and Mr. Dixon were afforded the opportunity to review documents, ask questions and review the Company's Exchange Act reports that were certified by an independent public accountant. Finally, and as agreed to in the Common Stock Share Exchange Agreement included with this filing, the Company will only issue restricted shares to Splint Decisions Inc., Dr. Boyd and Mr. Dixon who expressly represented to be acquiring said shares as an investment without a view towards any public distribution.

(F)	Effect on Shareholders

The issuance by the Company of the shares subject to the Common Share Exchange Agreement with Splint Decisions will dilute both the equity interests and the earnings per share, if any, of existing holders of the common stock. When the consummation of the Common Stock Share Exchange Agreement occurs, all of the Company's shares so issued will have voting and other rights identical to those of the currently authorized shares of common stock. There is no accounting consequence to the increase in authorized shares and there would be no change to total stockholders' deficit or earnings per share from an increase in authorized shares.

As noted, as a result of the closure of the Common Share Exchange Agreement dilution will occur to our present shareholders. However, it is the business judgment of our Board of Directors that any dilution to our present shareholders is mitigated by the quality and potential of the business opportunities presented by acquiring the Splint Decisions Inc. exclusive intellectual property licenses. Additionally, the Board is of the opinion that, while Dr. Boyd and Boyd Research, Inc. has no new products currently known by the Company to be in a phase of research and development that would allow them to be additional consideration for the Common Stock Share Exchange Agreement, that establishing and closing the Common Stock Share Exchange Agreement may lead to further acquisition opportunities for the Company and its shareholders.

(G)   Possible Anti-Take Over Effects Of The Increase In Authorized Shares Of Common Stock

In addition to the corporate purposes discussed herein, an increase in the number of authorized but unissued common shares may, under certain circumstances, have an anti-takeover effect, although this is not the intent of the Board of Directors. For example, it may be possible for the Board of Directors to delay or impede a takeover or transfer of control of the Company by causing such authorized shares to be issued to holders who might side with the Board in opposing a takeover bid that the Board of Directors determines is not in the best interests of the Company and our shareholders. The increased unissued but authorized shares, therefore, may have the effect of discouraging unsolicited takeover attempts. By potentially discouraging initiation of any such unsolicited takeover attempts, the increased number of unissued shares may limit the opportunity for the Company's shareholders to dispose of their shares at a higher price that may be available in a takeover attempt or under a merger proposal. The increased unissued shares may have the effect of permitting the Company's current management, including the current Board of Directors, to retain its position, and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of the Company's business. However, the Board of Directors is not aware of any attempt to take control of the Company and the Board of Directors did not approve an increase in the number of the Company's authorized common stock with the intent that it be utilized as a type of anti-takeover device.

(H)   Effectiveness of the Share Increase

The Share Increase will be effective upon the filing of the amendment to the Company's Articles of Incorporation with the Secretary of State of the State of Nevada, the Company's state of incorporation. Currently, the Company plans to file the amendment to its Articles of Incorporation, in the form appended hereto prior to effectiveness of the merger. There can be no assurance that the merger or related transactions will be completed.

(I)   Amendments to the Articles of Incorporation

When filed with the Nevada Secretary of State, Paragraph 3 of the Company's Articles of Incorporation shall be amended to read in its entirety as follows:

"The aggregate number of shares which the Corporation shall have authority to issue shall consist of 700,000,000 shares of common stock having a $0.001 par value, and 5,000,000 shares of Preferred Stock having a $0.001 par value. The Common and/or Preferred Stock of the Company may be issued from time to time without prior approval of the stockholders. The Common and/or Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of Common and/or Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolutions or resolutions."

When filed with the Nevada Secretary of State, Paragraph 1 of the Company's Articles of Incorporation shall be amended to reread in its entirety as follows:

"Name of Corporation: Therapeutic Solutions International, Inc."

QUESTIONS AND ANSWERS ABOUT THE ACTIONS AND THE TRANSACTION

The Following are questions and related answers that may address some your questions regarding: (i) the "Actions" noted above to increase the authorized shares and change the name of the Company; and, (ii) the pending transaction between Friendly Auto Dealers, Inc. and Splint Decisions, and related matters. These questions and answers may not contain all of the information relevant to you. These questions and answers do not purport to summarize all material information relating to the Common Stock Share Exchange Agreement (the "Transaction"), or any of the other matters discussed in this information statement, and are subject to, and are qualified in their entirety by, the more detailed information contained or incorporated by reference in or attached to this information statement. Therefore, please carefully read this information statement, including the attached exhibits, in its entirety.

Q: Why is the Company entering into the transaction?

A: The Company believes that acquiring the outstanding stock and business of Splint Decisions presents an opportunity to enhance stockholder value for the Company. Friendly Auto Dealers, Inc. is a development stage or start up company incorporated on August 6, 2007, whose business plans are not fully implemented and realized. The Company has not made any significant purchases or sale of assets, nor has it been involved in any mergers, acquisitions or consolidations. The Company has not begun active operations and has not generated any revenues thus far. The Company determined that Splint Decisions has substantial business assets and opportunities, but there is no public market for its common stock. The Company believes that its acquisition of Splint Decisions could provide liquidity for Friendly Auto Dealers, Inc. investors and provide the Company with increased visibility within the investor community. The acquisition will also provide the Company with the potential of raising additional capital to finance further development of the acquired Splint Decisions products and services if needed. The Company's stockholders will be able to participate in the growth and opportunities that result from the transaction.

Q: What will happen in the transaction?

A: In the proposed transaction, the Company will exchange 250,523,333 shares of its common stock as consideration for all 1,000 shares constituting all of the issued and outstanding shares of Splint Decisions and acquire the patents, patent applications and related intellectual property that Splint Decisions now controls by license agreements that are appended hereto. In connection with the common stock share exchange, the Company will change its name to "Therapeutic Solutions International, Inc." The Common Stock Share Exchange Agreement and amendments, which govern the transaction, are appended to this information statement. You are encouraged to read them carefully.

Q: Is the transaction contingent on the name change and increase in the number of authorized shares?

A: Yes. Completion of the Common Share Exchange Agreement is contingent on approval of Action No. 1 (the Name Change) and No. 2 (the Increase in Authorized Shares). Therefore, if the Company does not successfully complete Actions 1 and 2, the transaction would fail, as we would not have sufficient shares of common stock to complete the Transaction.

Q: When does the Company expect to complete the transaction?

A: Friendly Auto Dealers, Inc. and Splint Decisions are working to complete the merger as quickly as practicable, and expect to complete the Transaction by January 31, 2011; however, the exact timing cannot be predicted, and the Company may need to obtain an extension of from Splint Decisions in order to facilitate and complete the conditions to closing the Transaction noted directly above.

Q: Do I have appraisal or dissenters rights?

A: No. Under Nevada law and the Company's articles of incorporation and bylaws, no stockholder has any right to dissent to the proposed amendments, and no stockholder is entitled to appraisal of or payment for their shares of Common Stock pursuant to such amendments to the Company's articles of incorporation.

Q: Whom should I call with questions?

A: If you have any questions about the proposed Transaction or if you need additional copies of the information statement or the enclosed information, please call or write:

Friendly Auto Dealers, Inc./Attention: Mr. Stephen Chu, Mr. Gerry Berg
4132 S. Rainbow Blvd. Suite 513
Las Vegas, NV 89103
(702) 321-6876

Q: Did the Splint Decisions stockholders approve the transaction?

A: Yes. The holders of a majority of the issued and outstanding common stock of Splint Decisions considered, voted on and adopted the proposal to approve entering into the Transaction contemplated by the Common Stock Share Exchange Agreement, and the operative documents are appended to this filing.

Q: Will my rights as a Friendly Auto Dealers, Inc. stockholder change as a result of the transaction?

A: No. The articles of incorporation of Friendly Auto Dealers, Inc. are being amended only with respect to the name of the Company and the number of shares of common stock the Company may issue. Your rights as a Friendly Auto Dealers, Inc. stockholder pursuant to the Company's by-laws and Nevada law will not change.

Q: What will happen if the transaction is not completed?

A: If the transaction were not completed for any reason, both Friendly Auto Dealers, Inc. and Splint Decisions would return to their respective positions as if the Transaction never occurred, and the Company will return to its present business plans as described in this Information Statement. Both companies will incur expenses associated with attempting to effectuate the Transaction. The failure to consummate the merger could have an adverse impact on the price and trading of the Company's common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF NOVEMBER 16, 2010, AND POST CLOSURE OF THE COMMON STOCK SHARE EXCHANGE

The following table sets forth certain information, as of the Record Date, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five percent, (ii) each of the Company's executive officers, directors and director designees, and (iii) the Company's executive officers, directors and director designees as a group.

Also included in the table is information as of the Closing Date of the Common Stock Share Exchange Agreement with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five percent, (ii) each of the Company's executive officers, directors and director designees, and (iii) the Company's executive officers, directors and director designees as a group.

Name of Beneficial Owner	Number of shares Beneficially owned Nov 16, 2010 over 5%	Percent of shares outstanding Nov 16, 2010
Gemini Consulting, LLC	6,500,000	22.64%
Tad Mailander	5,500,000	19.16%
Gerry Berg	5,700,000	19.85%
All directors and executive officers as a group Nov 16, 2010	5,700,000	19.85%

	Number of shares Beneficially owned upon closing over 5%	Percent of shares outstanding upon closing
Dr. James Boyd	235,491,933	79.90%
Timothy Dixon	15,031,400	5.10%
All directors and executive officers as a group upon closing	250,523,333	85.00%

(1)   Unless otherwise noted, each beneficial owner has the same address as the Company.

(2)   "Beneficial ownership" includes shares for which an individual, directly or indirectly, has or shares voting or investment power, or both. Unless otherwise indicated, all of the listed persons have sole voting and investment power over the shares listed opposite their names. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act.

FEDERAL TAX CONSEQUENCES OF THE PROPOSALS

There are no tax consequences to either the proposal to change the name of the Company, or the proposal to increase the Company's number of authorized common shares.

STATEMENT THAT PROXIES ARE NOT SOLICITED

The Company is not asking for a Proxy and Shareholders are not required to send us a Proxy.

INTEREST OF CERTAIN OFFICERS AND DIRECTORS OVER THE PAST CURRENT FISCAL YEAR.

Set forth below is the substantial interest, direct or indirect, by security holdings or otherwise, of each person who has been a director or officer of the Company at any time since the beginning of the last fiscal year in the matters that action was taken upon by majority shareholder action as described in this Information Statement on Schedule 14C:

Title of Class	Name and Address	Number of Shares Owned[1]	Percent of Voting Power[2]
Directors and Executive Officers			
Common	Tony Lam [3] 4132 South Rainbow, Ste. 514 Las Vegas, NV 89103	1,000,000	3.48%
Common	Ming R. Cheung [4] 5989 Poplar Tree Street Las Vegas, NV 89148	750,000	2.61%
Common	Gerry Berg [5] 270 F El Camino Real, #215 Encinitas, CA 92024	5,700,000	19.85%
Common	All Officers and Directors as a Group (3 persons)	7,450,000	25.94%

(1) Unless otherwise indicated, the shares are beneficially owned of record by the persons named in the table.
(2) Based on 28,710,000 issued and outstanding shares of common stock on November 16, 2010.
(3) Mr. Tony Lam was the sole original director of the Company. On March 5, 2010, Mr. Lam resigned his office as a director, whereupon Ming R. Cheung was nominated and elected director of the Company.
(4) Ms. Ming R. Cheung was elected as a director of the company effective March 5, 2010. Ms. Cheung resigned as a director on May 19, 2010.
(5) Mr. Gerry Berg was elected as a director of the Company effective May 19, 2010.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Other than as described below, for the fiscal year ended December 31, 2010, there were no transactions with related persons that are required to be disclosed in this Information Statement.

ADDITIONAL PROPOSALS BY SECURITY HOLDERS

No security holder has requested the Company to include any additional proposals in this Information Statement.

INTEREST OF CERTAIN PERSONS IN OR OPPOSITION TO MATTERS TO BE ACTED UPON

No officer, director or director nominee of the Company has any substantial interest in the matters to be acted upon, other than his role as an officer, director or director nominee of the Company. No director of the Company has informed the Company that he intends to oppose the proposed actions to be taken by the Company as set forth in this Information Statement.

OTHER AND GENERAL INFORMATION

The Company files reports with the Securities and Exchange Commission (the "SEC"). These reports include annual and quarterly reports, as well as other information the Company is required to file pursuant to securities laws. You may read and copy materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

None.

DELIVERY OF DOCUMENTS TO SECURITY HOLDERS SHARING AN ADDRESS

Only one Information Statement is being delivered to multiple security holders sharing an address unless the Company received contrary instructions from one or more of the security holders. The Company shall deliver promptly, upon written or oral request, a separate copy of the Information Statement to a security holder at a shared address to which a single copy of the document was delivered. A security holder can notify the Company that the security holder wishes to receive a separate copy of the Information Statement by sending a written request to the Company at 4132 S. Rainbow Blvd. Suite 513 Las Vegas, NV 89103, or by calling the Company at (702) 321-6876. A security holder may utilize the same address and telephone number to request either separate copies or a single copy for a single address for all future information statements, proxy statements and annual reports.

ADDITIONAL DISCLOSURE WITH RESPECT TO THE PROPOSALS

(A)   Regulatory Approvals for the Common Share Stock Exchange Agreement.

No federal or state regulatory requirements must be complied with or approval must be obtained in connection with the transaction, with the exception of the following: 1) The increase in the authorized common stock of the Company from 70,000,000 to 700,000,000,000 shares and the change in the Company's corporate name from Friendly Auto Dealers, Inc. to Therapeutic Solutions International, Inc. must have been approved as disclosed pursuant to this Information Statement on Schedule 14C and an amendment to the Company's Articles of Incorporation must be filed with the Secretary of State of Nevada to effect the increase in capital and name change; and 2) The Commission must have reviewed the disclosures contained in this Information Statement on Schedule 14C and determined that it has no further comments.

(B)   Reports, Opinions, Appraisals.

No report, opinion or appraisal materially relating to the transaction has otherwise been received from an outside party, and is referred to in this Information Statement on Schedule 14C.

(C)   Federal Income Tax Treatment.

The Company's management believes that the Share Exchange will constitute a tax free exchange within the meaning of Internal Revenue Code Sections 368(a)(1)(B) and 351. However, none of the parties is seeking tax counsel or legal or accounting opinions on whether the Common Stock Share Exchange qualifies for tax free treatment and tax-free treatment of the Common Stock Share Exchange is not a condition precedent to the obligations of the parties to the Agreement. There can be no assurance that the Company's shareholders will receive tax-free treatment.

BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED ABOVE TO HIM OR HER AND THE PARTICULAR TAX EFFECTS TO SUCH HOLDER OF THE COMMON STOCK SHARE EXCHANGE, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER INCOME TAX LAWS.

(D)   Authorization or Issuance of Securities Otherwise than for Exchange.

The Company presently has two classes of common stock designated as follows: (1) Common Stock; and, (2) Preferred Stock. Presently, the total number of these two classes of stock that are authorized to be issued are as follows: Common Stock: 70,000,000; and, Preferred Stock: 5,000,000. The par value for both classes of common stock is $0.001 per share.

Non-cumulative dividends are payable to holders of common stock, but there is no fixed rate of dividends payable to holders of the Company's common shares. Holders of common stock are entitled to share without preference in all dividends that the board of directors, in its discretion, declares from legally available funds. Any dividends that are payable in the discretion of the board of directors are not convertible or redeemable.

Holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of common stock representing a majority of the voting power of the Company's capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of company stockholders. A vote by the holders of a majority of the outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the articles of incorporation. There are no provisions of the Company's charter or by-laws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to an extraordinary corporate transaction involving the Company, including but not limited to a merger, reorganization, tender offer, sale or transfer of substantially all of its assets, or liquidation.

Pursuant to the terms of the Common Stock Share Exchange Agreement, the Company will exchange 250,523,333 shares of its common stock for one hundred percent of the issued and authorized shares of Splint Decisions equal to 1,000 issued shares. The Company presently has authorized shares in the amount of 70,000,000 common shares and 5,000,000 unclassified preferred shares. As of November 16, 2010, the Company has issued and outstanding common shares of 28,710,000, leaving a balance of outstanding by unauthorized common shares of 41,290,000 common shares. None of the Company unclassified preferred shares have been issued to date. By virtue of the increase in the authorized number of common shares, the Company intends to utilize the present balance of unissued authorized common shares in addition to 209,233,333 additional common shares from the number of common shares subject to the increase in the authorized number to equal 250,523,333 common shares that it is obligated to transfer to the Splint Shareholders pursuant to the Common Stock Share Exchange Agreement. The Company has no other plans to issue any other common stock subject to the increase in authorized shares at this time.

Pending the closing, which is set for not later than January 31, 2011, the Company will act to complete the amendments to its Articles of Incorporation: (i) Change the name of the Company to Therapeutic Solutions International, Inc.; and, (ii) Increase the number of authorized shares from seventy million shares to seven hundred million. Upon completion of the aforementioned, the closing of the transaction will proceed. The Company intends to act consistent with its by-laws and the Nevada Revised Statutes to complete these actions, whereupon the Company will make the appropriate filings with the Commission as applicable.

The reason for the proposed transaction involving the increase to the Company's authorized common shares is the Company found it desirable after conducting due diligence to acquire rights to the intellectual properties and business of Splint Decisions. The Company did not have sufficient cash on hand to purchase the issued and outstanding shares of Splint Decisions common stock, and therefore negotiated a common stock share exchange whereby it would transfer 250,523,333 shares of its common stock as consideration for all of the issued and outstanding shares of Splint Decisions equaling 1,000 common shares.

FINANCIAL AND OTHER INFORMATION

The Company's Interim Unaudited Financial Statements for the nine months ending September 30, 2010 and September 30, 2009 as set forth as Appendix A to this Information Statement.

The Company's Audited Financial Statements for the years ended December 31, 2009 and December 31, 2008 are set forth in Appendix B to this Information Statement.

The audited consolidated financial statements of Splint Decisions from September 21, 2010 to September 30, 2010 are set forth in Appendix C.

The combined unaudited pro-forma financial statements of the Company and Splint Decisions are set forth in Appendix D.

The Common Stock Share Exchange Agreement dated November 16, 2010 is set forth in Appendix E.

The Exclusive Licensing Agreement from Boyd Research, Inc. to Splint Decisions Inc. dated October 22, 2010 is set forth in Appendix G.

The Agreement for the Assignment of an Exclusive License Agreement for Intellectual Property Including Patents and Patents Pending from Splint Decisions Inc. and Boyd Research, Inc. to Friendly Auto Dealers, Inc. dated November 16, 2010 is set forth in Appendix H.

DESCRIPTION OF THE BUSINESS OF FRIENDLY AUTO DEALERS, INC.

Friendly Auto Dealers, Inc. ("The Company") is a development stage enterprise that was incorporated on August 6, 2007, under the laws of the State of Nevada.

The principal offices are located at 4132 South Rainbow Boulevard, Suite 514, Las Vegas, Nevada. The telephone number is (925) 234-1783. The fax number is (702) 939-0655.

Since becoming incorporated, the Company has not made any significant purchases or sale of assets, nor has it been involved in any mergers, acquisitions or consolidations. The Company has never declared bankruptcy, it has never been in receivership, and it has never been involved in any legal action or proceedings. Its fiscal year end is December 31st.

(A)   Original Business Plan.

The genesis of the Company's business was to enter into and to exploit the promotional branding industry. The Company's original business plan focused on acquiring, either outright or by license, the legal copyrights and trademarks of corporate clients specifically dealing with the world's automobile manufacturers. The next step of the business plan included taking the acquired intellectual property and then entering into manufacturing joint ventures to produce a variety of products for sale either by wholesale to corporate entities for gifting or promotional purposes, or retail through established retail outlets, and adding value to the manufactured products with the inclusion of the corporate logos, copyrights or trademarks. The Company's original plans focused on concentrating its efforts in the People's Republic of China and its retail automotive industry. The Company developed certain trade secret affiliations and network connections in the People's Republic of China through its Pacific Rim Consultant Mr. Stephen Chu, and specifically focused on the automobile marketing and merchandising industry that were the primary focal point of marketing the Company's services. The Company's initial focus has been to identify a range of casual apparel and consumer products that can be manufactured and resold for high mark-ups with the product endorsement of corporate logos, and then seek out large to mid-size companies, who are using logo bearing apparel, essential office products, and leisure products for their employees as well as for gifts for customers and sale outright in the retail chain of commerce.

(B)   Friendly Development Efforts Past and Present.

A number of independent factors led the Company on May 27, 2009 to announce that due to the worldwide economic downturn in combination with financial difficulties it had in implementing its business plans to decide to begin dedicated exploration of new business opportunities using its existing contacts with the People's Republic of China. In a letter to the shareholders dated May 28, 2009, the Company's sole director Mr. Tony H. Lam characterized the Company's development efforts as a restructuring or redirection of the Company's business.

(C)   Excellent Auto Dealers, Inc.

On September 8, 2009 the Company announced its entry into negotiations and a non-binding memorandum of understanding with the Chinese automobile syndicate Excellent Auto Dealers, Inc., a corporation formed and operating in good standing in the British West Indies whose principal place of business is in the Peoples Republic of China and more particularly in the Province of Guangzhou. The Company's efforts focused on a possible merger with Excellent Auto Dealers, Inc.'s business that consisted of the ownership and operation of a cluster of automobile dealerships in the Province of Guangzhou. The non-binding memorandum of understanding required both Excellent Auto Dealers, Inc. and the Company to enter into due diligence disclosures and investigations necessary for each entity to adequately assess the advisability and propriety of entering into a material definitive agreement.

The Company began its disclosures and requested certain audited financial information from Excellent Auto Dealers, Inc. This information was not forthcoming. The Company continued efforts at cooperative communications with Excellent Auto Dealers, Inc. but concluded that the requisite information from Excellent was not going to be forthcoming and so the Company announced on March 23, 2010 that it decided to terminate due diligence and dissolve the non-binding memorandum of understanding based upon non-cooperation of Excellent Auto Dealers, Inc.

(D)   TMD Courses, Inc.

Prior to announcing the efforts concerning Excellent Auto Dealers, Inc., the Company communicated with other possible business concerns that offered possible synergy with the Company. One such entity was TMD Courses, Inc., a California corporation. When it became clear to the Company that significant intractable obstacles existed in conducting effective due diligence with Excellent Auto Dealers, Inc., it sought to capture some of its previous opportunities, one of which was TMD Courses, Inc.

TMD Courses, Inc. possessed certain intellectual property licenses to certain patented and FDA approved medical devices whose primary applications included the treatment of migraine headaches. On May 17, 2010, the Company entered into a material definitive agreement not made in the ordinary course of its business with TMD Courses, Inc. that was fashioned as a tax-exempt exchange of common stock and set a Closing Date of July 31, 2010. The material definitive agreement did not close by July 31, 2010. Thus, by the operation of the expiration of time, the material definitive agreement terminated. The Company incurred no termination penalties as the result of the termination of the material definitive agreement.

(E)   Splint Decisions Inc.

On November 16, 2010, the Company entered into a material definitive agreement not made in the ordinary course of its business with Splint Decisions and filed Form 8-K with the Commission reporting the entry of the material definitive agreement on November 18, 2010. No material relationships exist between the registrant Friendly Auto Dealers, Inc. or any of its affiliates and Splint Decisions Inc. and any of its affiliates or control persons.

The agreement provides in pertinent part that Friendly Auto Dealers, Inc. will exchange 250,523,333 shares of its common stock for one hundred percent of the issued and authorized shares of Splint Decisions Inc. Pending the closing, which is set on or before January 31, 2011, Friendly Auto Dealers, Inc. will act to complete the amendments to its articles of incorporation: (i) Change the name of the Company to Therapeutic Solutions International, Inc.; and, (ii) Increase the number of authorized shares from seventy million shares to seven hundred million. Upon completion of the aforementioned, the closing of the transaction will proceed.

(F)   Legal Proceedings.

The Company is not involved in any pending or threatened legal proceedings.

(G)   Property.

The Company leases its corporate offices at the following location: 4132 South Rainbow Road, Suite 514 Las Vegas, Nevada 89103.

(H)   Employees.
There are no employees of the Company.

Management's Discussion and Analysis or Plan of Operations

(A)   Forward Looking Statements.

This Information Statement on Schedule 14C contains forward-looking statements. To the extent that any statements made in this Report contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements can be identified by the use of words such as "expects," "plans," "will," "may," "anticipates," believes," "should," "intends," "estimates," and other words of similar meaning. These statements are subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties are outlined in "Risk Factors" and include, without limitation, the Company's ability to raise additional capital to finance the Company's activities; the effectiveness, profitability, and the marketability of its products; the future trading of the Common Stock of the Company; the ability of the Company to operate as a public company; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed from time to time in the Company's filings with the SEC, or otherwise.

Information regarding market and industry statistics contained in this Report is included based on information available to the Company that it believes is accurate. It is generally based on industry and other publications that are not produced for purposes of securities offerings or economic analysis.

All references to the "Company," "we," "our" and "us" for periods prior to the closing of the Common Stock Share Exchange Agreement refer to Friendly Auto Dealers, Inc.

The following discussion highlights the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described. This discussion contains forward-looking statements. Please see "Special cautionary statement concerning forward-looking statements" and "Risk factors" for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements.

(B)   Nine Months Ended September 30, 2010 Compared to the Nine Months Ended September 30, 2009.

(1)   Liquidity.

(a)   Operating Activities.

Net cash used in operating activities totaled $188,716 for the nine months ended September 30, 2010, compared to net cash used in operating activities of $370 for the same period in 2009. Net cash used in operating activities totaled $0 for the six months ended June 30, 2010, compared to net cash used in operating activities of $370 for the same period in 2009.

(b)   Investing Activities.

Net cash used in investing activities totaled $0 for the nine months ended September 30, 2010, as compared to the net cash used in investing activities of $0 for nine months ended September 30, 2009. The Company has not engaged in investing activities since its inception.

(c)   Financing Activities.

Net cash provided by financing activities totaled $18,716 for nine months ended September 30, 2010, as compared to $0 provided by financing activities for the nine months ended September 30, 2009.

The Company knows of no trend or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way.

The Company has not generated any revenue. Management has determined that it must obtain funding for the continuation of its business. There can be no guarantee or assurance that management will be successful in accomplishing obtaining additional funds. Investors must be aware that failure to do so would result in a complete loss of any investment made into the Company

(2)   Capital Resources.

Presently, the Company has no material commitments for capital expenditures as of the end of the nine months ending September 30, 2010. The Company historically sought and continues to seek financing from private sources to move its present business plan forward. In order to satisfy the financial commitments necessary, the Company relies upon private party financing that has inherent risks in terms of availability and adequacy of funding.

As of September 30, 2010, we have $1 of cash available. We have current liabilities of $24,902. From the date of inception (August 6, 2007) to September 30, 2010, the Company has recorded a net loss of $2,101,659. As of September 30, 2010, we had 28,710,000 shares issued and outstanding. We will require additional capital investments or borrowed funds to meet cash flow projections and carry forward our business objectives. There can be no guarantee or assurance that we can raise adequate capital from outside sources to fund the proposed business.

On March 26, 2010 the Company's stock was deleted from trading on the Over-the-Counter Bulletin Board (OTCBB) where it has traded since its inception as a public company. The reason for the deletion was the absence of an OTCBB market maker making a market for the Company's common stock pursuant to FINRA Rule 6540. The Company is presently working with an OTCBB market maker to submit the proper filings to return to OTCBB trading on the Over-the-Counter Bulletin Board.

Until then, our common stock is quoted on the OTCQB Market (Pink Sheets) under the ticker symbol FYAD. The stock trades are limited and sporadically; there is no established public trading market for our common stock. Failure to raise additional capital for the Company will result in business failure and a complete loss of any investment made into the Company's common stock.

(3)   Results of Operations.

Professional fees for the three months ended September 30, 2010 was $84,529 as compared to $393,283 for the period ended September 30, 2009, a decrease of $308,754. Professional fees for the nine months ended September 30, 2010 were $455,507 as compared to $926,302 at September 30, 2009, a decrease of $470,795.   These decreases were attributed to the Company's 2009 international efforts to research, evaluate, draft documents, and meet and confer regarding the Excellent Auto Dealers transaction that was first announced in August 2009. The Company incurred legal fees and expenses related to: (i) the drafting and execution of the memorandum of understanding; (ii) conducting of international due diligence; and (iii) efforts to resolve due diligence issues including obtaining and reviewing audited financials for Excellent Auto Dealers, Inc. Additional 2009 legal fees were incurred as the result of the termination of the memorandum of understanding with Excellent Auto Dealers, Inc.

Net loss for the three months ended September 30, 2010 was $82,029 as compared to $393,283 for the three months ended September 30, 2009 a decrease of $311,254. Net loss for the nine months ended September 30, 2010 was $455,156 as compared with $1,099,572 for the nine months ended September 30, 2009 a decrease of $644,416. The reduction of loss for the periods was mainly due to decrease of professional fees and decrease in officer compensation by $170,000 resulting from a lower valuation of common shares issued for services in 2010 when compared to 2009.

(C)   Fiscal Year Ended December 31, 2009 as Compared to the Fiscal Year Ended December 31, 2008.

(1)   Operating Activities.

Net cash used in operating activities totaled $795 for the fiscal year ended December 31, 2009, compared to net cash used in operating activities of $107,608 for the fiscal year ended December 31, 2008.

(2)   Investing Activities.

Net cash used in investing activities totaled $0 for the fiscal year ended December 31. 2009, as compared to the net cash used in investing activities of $0 for fiscal year ended December 31, 2008.

(3)   Financing Activities.

Net cash provided by financing activities totaled $425 for the fiscal year ended December 31, 2009, as compared to $54,180 provided by financing activities for the fiscal year ended December 31, 2008.

The Company knows of no trend or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way.

The Company has not generated any revenue. Management has determined that it must obtain funding for the continuation of its business. There can be no guarantee or assurance that management will be successful in accomplishing obtaining additional funds. Investors must be aware that failure to do so would result in a complete loss of any investment made into the Company

(4)   Capital Resources.

Presently, the Company has no material commitments for capital expenditures as of the end of the fiscal year ended December 31, 2009. The Company historically sought and continues to seek financing from private sources to move its present business plan forward. In order to satisfy the financial commitments necessary, the Company relies upon private party financing that has inherent risks in terms of availability and adequacy of funding.

(5)   Results of Operations.

Liquidity and Capital Resources. At the end of fiscal year 2009 we had $1 of cash on hand and available we had liabilities of $12,897. We must secure additional funds in order to continue our business. We will be required to secure a loan to pay expenses relating to filing this report including legal, accounting and filing fees. We believe that we will be able to obtain this loan from a current shareholder of the Company; however we cannot provide any assurance that we will be able to raise additional proceeds or secure additional loans in the future to cover our expenses related to maintaining our reporting company status (estimated at $20,000 for fiscal year 2010). Furthermore, there is no guarantee we will receive the required financing to complete our business strategies; we cannot provide any assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. If we are unable to accomplish raising adequate funds then any it would be likely that any investment made into the Company would be lost in its entirety.

Results of Operations. We have not begun operations and we have not generated any revenues. Since inception we have incurred a loss of $1,646,503.

Net loss for the year ended December 31, 2099 was $1,537,694 as compared to $91,548 for the year ended December 31, 2008 an increase of $1,446,146.   The increase in loss was mainly due to increase of professional fees for the fiscal year.

Professional fees for the year ended December 31, 2009 was $1,364,424 as compared to $58,115 for the period ended December 31, 2008, an increase of $1,306,309. This increase was attributed to the Company's 2009 international efforts to research, evaluate, draft documents, and meet and confer regarding the Excellent Auto Dealers transaction that was first announced in August 2009. The Company incurred legal fees and expenses related to: (i) the drafting and execution of the memorandum of understanding; (ii) conducting of international due diligence; and (iii) efforts to resolve due diligence issues including obtaining and reviewing audited financials for Excellent Auto Dealers, Inc. Additional 2009 legal fees were incurred as the result of the termination of the memorandum of understanding with Excellent Auto Dealers, Inc.

(6)   Critical Accounting Policies and Estimates.

The preparation of our consolidated financial statements and notes thereto requires management to make estimates and assumptions that affect the amounts and disclosures reported within those financial statements. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, contingencies, litigation and income taxes. Management bases its estimates and judgments on historical experiences and on various other factors believed to be reasonable under the circumstances. Actual results under circumstances and conditions different than those assumed could result in differences from the estimated amounts in the financial statements. There have been no material changes to these policies during fiscal 2010. As of September 30, 2010 the Company has not identified any critical estimates that are used in the preparation of the financial statements.

(7)   Recently Issued Accounting Pronouncements.

ASC 855, Subsequent Events ("ASC 855") (formerly Statement of Financial Accounting Standards No. 165, Subsequent Events) includes guidance that was issued by the FASB in May 2009, and is consistent with current auditing standards in defining a subsequent event. Additionally, the guidance provides for disclosure regarding the existence and timing of a company's evaluation of its subsequent events. ASC 855 defines two types of subsequent events, "recognized" and "non-recognized". Recognized subsequent events provide additional evidence about conditions that existed at the date of the balance sheet and are required to be reflected in the financial statements. Non-recognized subsequent events provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date and, therefore are not required to be reflected in the financial statements. However, certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. This guidance was effective prospectively for interim or annual financial periods ending after June 15, 2009. The Company implemented the guidance included in ASC 855 as of April 1, 2009. The effect of implementing this guidance was not material to the Company's financial position or results of operations.

In February 2010, the FASB issued amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements for the period ended June 30, 2010. The adoption of this guidance did not have a material impact on our financial statements.

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance will become effective for the Company with the reporting period beginning July 1, 2011. The adoption of this guidance will not have a material impact on the Company's consolidated financial statements.

(8)   Cautionary Factors that may Affect Future Results.

This Information Statement and other written reports and oral statements made from time to time by the Company may contain so-called "forward-looking statements," all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as "expects," "plans," "will," "estimates," "forecasts," "projects" and other words of similar meaning. One can identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company's growth strategy, financial results and product and development programs. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company's filings with the SEC, especially on Forms 10-K, 10-Q and 8-K.

(9)   Risk Factors Related to Our Present Business.

Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue activities in which case you could lose your investment.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. As such we may have to cease activities and you could lose your investment.

We currently do not have adequate funds to cover the costs associated with maintaining our status as a Reporting Company.

The Company currently has approximately $1 of cash available. This amount will not be enough to pay the legal, accounting, and filing fees that is required to maintain our status as a reporting company, which is currently estimated at $20,000 for fiscal year 2010. If we can no longer be a reporting company our common stock would no longer be eligible for quotation on the Over-the-Counter Bulletin Board. This would result in there being no public market for an investor to trade our common stock and any investment made would be lost in its entirety.

We lack an operating history and have losses that we expect to continue into the future. As a result, we may have to suspend or cease activities, which would result in a complete loss of any investment made into the Company.

We were incorporated on August 6, 2007 and we have not started our proposed business activities or realized any revenues. We have no operating history upon which an evaluation of our future success or failure can be made. As of December 31, 2009 our net loss since inception is $1,646,503. Based upon current plans, we expect to incur operating losses in future periods. As a result, we may not generate revenues in the future. Failure to generate revenues will cause us to suspend or cease activities.

If we are able to complete financing through the sale of additional shares of our common stock in the future, then shareholders will experience dilution.

The most likely source of future financing presently available to us is through the sale of shares of our common stock. Any sale of common stock will result in dilution of equity ownership to existing shareholders. This means that if we sell shares of our common stock, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding. To raise additional capital we may have to issue additional shares, which may substantially dilute the interests of existing shareholders. Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments.

Because there is currently a limited public trading market for our common stock, you may not be able to resell your stock.

There is currently no liquid trading market for the Company's common stock. The Company cannot predict how liquid the market for the Company's common stock might become. The Company's common stock is currently approved for quotation on the OTCQB Market (also known as the "Pink Sheets") trading under the symbol FYAD. The Company currently does not satisfy the initial listing standards, and cannot ensure that it will be able to satisfy such listing standards on a higher exchange, or that its common stock will be accepted for listing on any such exchange. Should the Company fail to satisfy the initial listing standards of such exchanges, or its common stock be otherwise rejected for listing and remain on the OTCQB Market or be suspended from the OTCQB Market, the trading price of the Company's common stock could suffer, the trading market for the Company's common stock may be less liquid and the Company's common stock price may be subject to increased volatility.

Because our securities are subject to penny stock rules, you may have difficulty reselling your shares.

Our shares are penny stocks are covered by section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell the Company's securities including the delivery of a standardized disclosure document; disclosure and confirmation of quotation prices; disclosure of compensation the broker/dealer receives; and, furnishing monthly account statements. For sales of our securities, the broker/dealer must make a special suitability determination and receive from its customer a written agreement prior to making a sale. The imposition of the foregoing additional sales practices could adversely affect a shareholder's ability to dispose of his stock.

We are subject to the requirements of section 404 of the Sarbanes-Oxley Act. If we are unable to timely comply with section 404 or if the costs related to compliance are significant, our profitability, stock price and results of operations and financial condition could be materially adversely affected.

We are required to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, which require us to maintain an ongoing evaluation and integration of the internal controls of our business. We were required to document and test our internal controls and certify that we are responsible for maintaining an adequate system of internal control procedures for the year ended December 31, 2008. In subsequent years, our independent registered public accounting firm will be required to opine on those internal controls and management's assessment of those controls. In the process, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review.

We evaluated our existing controls for the year ended December 31, 2009. Our Chief Executive Officer and Chief Financial Officer identified material weaknesses in our internal control over financial reporting and determined that we did not maintain effective internal control over financial reporting as of December 31, 2008. The identified material weaknesses did not result in material audit adjustments to our 2008 financial statements; however, uncured material weaknesses could negatively impact our financial statements for subsequent years.

We cannot be certain that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that our auditors will not have to report a material weakness in connection with the presentation of our financial statements. If we fail to comply with the requirements of Section 404 or if our auditor's report such material weakness, the accuracy and timeliness of the filing of our annual report may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

In addition, a material weakness in the effectiveness of our internal controls over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

Further, we believe that the out-of-pocket costs, the diversion of management's attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. If the time and costs associated with such compliance exceed our current expectations, our results of operations could be adversely affected.

        (10)   Risks Related to Doing Business in the Peoples Republic of China.

Inflation in China could negatively affect our profitability and growth.

While the economy in the Peoples Republic of China has experienced rapid growth, such growth has been uneven among other provinces and various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for the Company's products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability.

The fluctuation of Chinese Currency may materially and adversely affect investments in the Company.

The value of Chinese currency against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the China's political and economic conditions. As the Company's present business plan relies principally on revenues earned in China, any significant revaluation of Chinese currency may materially and adversely affect the Company's cash flows, revenues and financial condition. For example, to the extent that the Company needs to convert U.S. dollars it receives from an offering of its securities into Chinese currency for the Company's operations, appreciation of the Chinese currency against the U.S. dollar could have a material adverse effect on the Company's business, financial condition and results of operations. Conversely, if the Company decides to convert its Chinese currency into U.S. dollars for the purpose of making payments for dividends on its common stock or for other business purposes and the U.S. dollar appreciates against the Chinese currency, the U.S. dollar equivalent of the Chinese currency that the Company converts would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to the Company's income statement and a reduction in the value of these assets.

The effect of changes in international, national and local economic and market conditions as a result of global developments

Beyond the risks of doing business in China or the United States, there is also the potential impact of changes in the international, national and local economic market conditions as a result of global developments, including the effects of the global financial crisis, effects of possible unknown terrorist acts and the ongoing war on terrorism, the US presence in Iraq and Afghanistan, any potential conflict or crisis in North Korea or the Middle East, and the possibility for the recurrence of a flu pandemic or related illness, all of which either individually or in tandem negatively affect the Company's Pacific Rim initiatives in China and adversely affect the development of the Company's markets and business opportunities.

        (11)   Risks Related to Our Common Stock.

The Company's stock price may be volatile.

The market price of the Company's common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond the Company's control, including the following:

- Additions or departures of key personnel;

- Limited "public float" following the Common Stock Share Exchange, in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for the common stock;

- Sales of the common stock;

- The Company's ability to execute its business plan;

- Operating results that fall below expectations;

- Loss of any strategic relationship;

- Industry developments;

- Economic and other external factors; and

- Period-to-period fluctuations in the Company's financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the Company's common stock.

There is currently no liquid trading market for the Company's common stock and the Company cannot ensure that one will ever develop or be sustained.

There is currently no liquid trading market for the Company's common stock. The Company cannot predict how liquid the market for the Company's common stock might become. The Company's common stock is currently approved for quotation on the OTCQB Market (also known as the "Pink Sheets") trading under the symbol FYAD. The Company currently does not satisfy the initial listing standards, and cannot ensure that it will be able to satisfy such listing standards on a higher exchange, or that its common stock will be accepted for listing on any such exchange. Should the Company fail to satisfy the initial listing standards of such exchanges, or its common stock be otherwise rejected for listing and remain on the OTCQB Market or be suspended from the OTCQB Market, the trading price of the Company's common stock could suffer, the trading market for the Company's common stock may be less liquid and the Company's common stock price may be subject to increased volatility.

The Company's common stock may be deemed a "penny stock", which would make it more difficult for investors to sell their shares.

The Company's common stock is subject to the "penny stock" rules adopted under section 15(g) of the Exchange Act. The penny stock rules apply to companies whose common stock is not listed on the NASDAQ Stock Market or other national securities exchange and trades at less than $5.00 per share or that have tangible net worth of less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than "established customers" complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If the Company remains subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for the Company's securities. If the Company's securities are subject to the penny stock rules, investors will find it more difficult to dispose of the Company's securities.

Offers or availability for sale of a substantial number of shares of the Company's common stock may cause the price of the Company's common stock to decline.

If the Company's stockholders sell substantial amounts of common stock in the public market, or upon the expiration of any statutory holding period, under Rule 144, it could create a circumstance commonly referred to as an "overhang" and in anticipation of which the market price of the Company's common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult the Company's ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that the Company deems reasonable or appropriate. Additional shares of common stock will be freely tradable upon the earlier of: (i) effectiveness of the registration statement the Company is required to file; and (ii) the date on which such shares may be sold without registration pursuant to Rule 144 under the Securities Act.

Provisions of the Company's Certificate of Incorporation and Nevada law could deter a change of control, which could discourage or delay offers to acquire the Company.

Provisions of the Company's Articles of Incorporation and Nevada law may make it more difficult for someone to acquire control of the Company or for the Company's stockholders to remove existing management, and might discourage a third party from offering to acquire the Company, even if a change in control or in management would be beneficial to stockholders. For example, Article VIII of the Articles of Incorporation provides that there shall be no cumulative voting for any purpose, including the election of directors of the Company. Inasmuch as the insiders of the Company own common stock and options on common stock representing approximately 79% of the issued and outstanding common stock of the Company, such holders will be able to elect all of its directors at a general or special meeting. There is no cumulative voting to give a minority shareholder the right to elect a director. This may have an anti-takeover effect. Similarly, the Company's Articles provides for indemnification of directors, officers, employees or agents of the Company to the fullest extent permitted by Nevada law pursuant to NRS 78.502 and NRS 78.751, as well as successor provisions. Such indemnification could enable the Company's board of directors to take actions that would discourage a third party takeover attempt with impunity; other than a lawsuit by or in the right of the Company, for which indemnification is not available.

Volatility in the Company's common stock price may subject the Company to securities litigation.

The market for the Company's common stock is characterized by significant price volatility when compared to seasoned issuers, and the Company expects that its share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. The Company may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management's attention and resources.

The elimination of monetary liability against the Company's directors, officers and employees under the Company's Articles of Incorporation and Nevada law, and the existence of indemnification rights to the Company's directors, officers and employees may result in substantial expenditures by the Company and may discourage lawsuits against the Company's directors, officers and employees.

Article XI of the Registrant's Articles of Incorporation provides that the Company shall indemnify all directors, officers, employees, and agents to the fullest extent permitted by Nevada law as provided within NRS 78.7502 and NRS 78.751 or any other law then in effect or as it may hereafter be amended. Further Article XI provides that the Company shall indemnify each present and future director, officer, employee or agent of the Company who becomes a party or is threatened to be made a party to any suit or proceeding, whether pending, completed or merely threatened, and whether said suit or proceeding is civil, criminal, administrative, investigative, or otherwise, except an action by or in the right of the Company, by reason of the fact that he is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including, but not limited to, attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit, proceeding or settlement, provided such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The foregoing indemnification obligations could result in the Company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which the Company may be unable to recoup. These provisions and resultant costs may also discourage the Company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties even though such actions, if successful, might otherwise benefit the Company and its stockholders. However, legal actions brought "by or in the right of the Company," so called shareholder derivative actions, are expressly carved out from the indemnification rights of directors, officers, employees or agents of the Company and such director, officer, employee or agent would not be entitled to indemnification in the event of such a lawsuit.

To the extent that the legal expenses of a director, officer, employee or agent are paid for by the Company pursuant to its indemnification obligations, a potential litigant may be deterred from bringing a lawsuit against a director, officer, employee or agent because it may be costly to the litigant but not to the indemnified party.

        (D)   Post-Merger Risks Related to the Common Stock Share Exchange Agreement.

After Closing of the Common Stock Share Exchange Agreement, James P. Boyd, D.D.S., will beneficially owns 79.0% of the Company's outstanding common stock, which gives him control over certain major decisions on which the Company's stockholders may vote, which may discourage an acquisition of the Company.

As a result of the Share Exchange, James P. Boyd, D.D.S. will beneficially own 79.0% of the Company's outstanding shares. The interests of Dr. Boyd may differ from the interests of other stockholders. As a result, Dr. Boyd will have the right and ability to control virtually all corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders may vote, including the following actions:

- Electing or defeating the election of directors;

- Amending or preventing amendment of the Company's Certificate of Incorporation or By-laws;

- Effecting or preventing a merger, sale of assets or other corporate transaction; and

- Controlling the outcome of any other matter submitted to the stockholders for vote.

The Company's stock ownership profile may discourage a potential acquirer from seeking to acquire shares of the Company's common stock or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price.

Public company compliance may make it more difficult to attract and retain officers and directors.

The Sarbanes-Oxley Act and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As a public entity, the Company expects these new rules and regulations to increase compliance costs in 2011 and beyond and to make certain activities more time consuming and costly. As a public entity, the Company also expects that these new rules and regulations may make it more difficult and expensive for the Company to obtain director and officer liability insurance in the future and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified persons to serve as directors or as executive officers.

Because Splint Decisions became public by means of a share exchange, the Company may not be able to attract the attention of major brokerage firms.

There may be risks associated with Splint Decisions becoming public through a share exchange. Specifically, securities analysts of major brokerage firms may not provide coverage of the Company since there is no incentive to brokerage firms to recommend the purchase of the Company's common stock. No assurance can be given that brokerage firms will, in the future, want to conduct any secondary offerings on behalf of the Company.

(E)   Known Trends and Competition Applicable to the Company's Present Business Model.

The promotional apparel and products industry is mature and has many levels of competition. The industry in general is very fragmented - although many large, well-capitalized companies exist on a national level, most of the Company's competition came from companies focused within their local or regional market. Most companies have two channels of distribution: sales through corporate efforts or independent sales agents; and sales through their Internet websites.

Large well established competitors included: (1) Allied Specialty Company of Davie, Florida, which has been operating for over fifty years and does business throughout the United States while also exporting to Canada, Latin America and Western Europe; and, (2) Bernco Specialty Advertising of Bethpage, New York, in business since 1947. Many companies are regionally focused firms in terms of distribution, including: (1) Elite Design, with offices in Clinton Township, Michigan, and manufacturing facilities in Mansfield, Ohio; and, (2) Promotional Concepts, Inc. in Alameda, CA, who has operated successfully since 1992. Hundreds of smaller competitors exist nationwide who thrive in their local markets only. In Las Vegas, Nevada, the Company's local market, several well-established companies exist doing business both locally and regionally. However, the Company performed market research, and no direct competitor who used the Internet as its primary marketing method could be found in the Peoples Republic of China.

There are many competitors in the promotional products industry in North America. Current statistics estimate that over 21,000 companies supply promotional products. The Company felt it would have a competitive advantage over most of its competitors because the Company intended to travel to China and purchase products directly from the manufacturer resulting in a pricing advantage over its competitors as well as marketing its products in the rapidly growing Chinese market. Products will not be shipped first to North America and then reshipped to China. Instead, all manufacturing and fulfillment will be done in China. Marketing only will occur in the United States. Most promotional companies tend to attend trade shows in North America to purchase their products from representatives based in Hong Kong or America. The Company planned to attend trade shows in China and other Asian countries to not only promote its products, but gain access to the manufacturers of its raw products. Prices offered by such representatives typically include a mark-up of 20% - 40% that can be eliminated if purchasing directly from the manufacturers in China. In addition, by maintaining inventory in China, shipping costs can also be eliminated and therefore fulfillment can be achieved at costs consistent with maintaining a competitive position. Many companies do not feel comfortable traveling and doing business in China and feel they can source most of their products by attending North American trade shows. The Company's market research to date showed that it could purchase products directly from China-based manufacturers at a significant cost reduction to the pricing currently available from representatives in Hong Kong or North America.

DIRECTORS AND OFFICERS BEFORE AND AFTER THE CLOSING OF THE COMMON STOCK SHARE EXCHANGE.

The following tables set forth information regarding (i) the present members of our board of directors and our executive officers and other significant employees and (ii) the new members of our board of directors and executive officers after the closing date of the Common Stock Share Exchange Agreement. All directors are elected by the shareholders and hold office for one-year terms until the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board.

Immediately prior to the Closing under the Share Exchange, neither James P. Boyd, D.D.S. nor Timothy Dixon were directors, nor did they hold any position with the Company, nor had they been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which would be required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission, other than the transactions in the Common Stock Share Exchange Agreement. Gerry Berg has served as director of the Company and as President of the Company prior to Closing. To the best of the Company's knowledge, none of such persons has been convicted in a criminal proceeding over the preceding ten years, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

To the Company's knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

The names of the officers and directors of the Company as of the quarter ending September 30, 2010, as well as certain information about them are set forth below:

Directors of the Company Prior to the Closing of the Common Stock Share Exchange Agreement:

Name of Director	Age
Gerry Berg[1]	64

Executive Officers of the Company Prior to the Closing of the Common Stock Share Exchange Agreement:

Name of Officer	Age	Office
Gerry Berg	64	President, CEO

[1] On May 19, 2010, the Company announced the appointment of Gerry Berg to the Board Directors as Chairman and President. Prior to Mr. Berg's appointment, Ming R. Cheung was the Company's sole Director and President. Ms. Cheung served from March 5, 2010 to May 19, 2010. There were no material disagreements between Ms. Cheung and the Company of any kind. Prior to Ms. Cheung's service, Tony H. Lam served as the Company's Director and President. Mr. Lam resigned as a director of the Company on March 5, 2010. There were no material disagreements between Mr. Lam and the Company of any kind.

Presently, our Board of Directors consists of Mr. Gerry Berg, who is also the sole Executive Officer and President of the Company. Mr. Berg began his service on May 17, 2010. His term as Director and Executive Officer and President are for a term of one year.

Mr. Berg has prior experience serving as an Executive Officer and financial and management consultant to private and public companies. Prior to May 17, 2010, Mr. Berg served as a Consultant from July 2008 to May 2010 including Friendly Auto Dealers, which he served in a consulting capacity from March 2009 to May 2010. From January 2007 to June 2008 Mr. Berg served as the Chief Financial Officer of Let's Talk Health, Inc. and as a consultant from January 2006 to December 2006. Prior to January 2007 Mr. Berg served as a consultant from 2004 to 2007. He holds a Bachelor's degree in accounting from Walsh College.

Mr. Berg has not filed a petition under the Federal bankruptcy laws or any state insolvency law. Further no court has ever appointed a receiver, fiscal agent or similar officer for the business or property of Mr. Berg, or for any partnership in which he was a general partner at or within two years before the time of this filing, or any corporation or business association of which he was an executive officer at or within two years before the time of this filing.

Mr. Berg has not been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

Mr. Berg has not been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting him from engaging in any kind of business activity or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

At no time has Mr. Berg been involved in any transaction to date involving the Company where the Company was or is a participant and in which Mr. Berg will have a direct in indirect material interest.

Mr. Berg is not an independent director.

Directors of the Company After the Closing of the Common Stock Share Exchange Agreement:

Name of Director	Age	Office
James P. Boyd	53	Director
Timothy Dixon	53	Director, Chairman of the Board of Directors

Executive Officers of the Company After the Closing of the Common Stock Share Exchange Agreement:

Name of Officer	Age	Office
Timothy Dixon	53	President, CEO

Dr. James P. Boyd

Dr. James P. Boyd, DDS will serve as a Director effective after closure of the Common Stock Share Exchange Agreement. Dr. Boyd was educated at the University of Southern California, receiving his baccalaureate degree in 1981 and his postgraduate degree in Dentistry in 1985. Dr. Boyd founded the Headache Prevention Institute in Bloomfield Hills, Michigan in 1995, and through 1999 exclusively treated patients suffering from chronic tension-type headache, migraine, and jaw disorders. The FDA approved the NTI for marketing to dentists for the prevention of TMJ syndrome in July of 1998. Having served its research and development purpose, HPI closed in March of 1999. In June of 2001, the FDA approved the NTI device for the prevention of medically diagnosed migraine pain.

Dr. Boyd is the past Director of Research and Senior Clinical Instructor at the White Memorial Medical Center Craniofacial/TMD clinic in Los Angeles and currently practices with Andrew Blumenfeld, MD, (a neurologist specializing in migraine) at The Headache Center, part of the Neurology Center at the Scripps Hospital campus in Encinitas, California and lectures throughout the U.S. and internationally. Dr. Boyd served as the CEO of NTI-TSS, Inc from 2000 to 2009; presently serves as the CEO of TMD Courses, Inc. from March 2010 to present; and as the CEO of Splint Decisions Inc. from September 2010 to present. Dr. Boyd holds a Doctorate degree (DDS) from the University of Southern California School of Dentistry with Special Recognition by the Dean for Outstanding Achievement, Service and Contribution.

Dr. Boyd has the following professional publications to his credit:

"Intractable Migraine Headache Reduction With a Targeted Approach to Reduce Trigeminal Nerve Activity Using the NTI Tension Suppression System: A Case Study", present at the American Headache Society Scientific Session, Los Angeles, June, 2006;

"Taming Destructive Forces Using a Simple Tension Suppression Device" PostGrandDent, 2000;

"Trigeminal Pharyngioplasty: Treatment of the Forgotten Accessory Muscles of Mastication Which Are Associated With Orofacial Pain and Ear Symptomology" Journal of Pain Management, July 2002;

"TM Disorders and referred symptomatology: Etiology, Pathogenia and Management" accepted for publication Journal of Pain Management; and,

"TM Disorders: Aural Symptoms and Craniofacial Pain" accepted for publication Journal of Pain Management.

Dr. Boyd has not filed a petition under the Federal bankruptcy laws or any state insolvency law. Further no court has ever appointed a receiver, fiscal agent or similar officer for the business or property of Dr. Boyd, or for any partnership in which he was a general partner at or within two years before the time of this filing, or any corporation or business association of which he was an executive officer at or within two years before the time of this filing.

Dr. Boyd has not been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

Dr. Boyd has not been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting him from engaging in any kind of business activity or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

At no time has Dr. Boyd been involved in any transaction to date involving the Company where the Company was or is a participant and in which Dr. Boyd will have a direct or indirect material interest other than the Common Stock Share Exchange Agreement.

Dr. Boyd will not be an independent director.

Mr. Timothy Dixon

Timothy Dixon will serve as a Director, President and Chief Financial Officer of the Company after closure of the Common Stock Share Exchange Agreement. Mr. Dixon began working with Dr. Boyd in 1995 while Dr. Boyd was conducting clinical research at the Headache Prevention Institute on the effects of nocturnal parafunction on patients who suffered from headaches and migraine. Mr. Dixon originally provided IT Services to support Dr. Boyd's work. Mr. Dixon presently serves as the President of MxThree Dimensional Media from 2004 to present; as the President of TMD Courses, Inc. from 2006 to present and; as the President of Splint Decisions Inc. from September 2010 to present. Mr. Dixon has worked in the field of Dentistry with Dr. Boyd since 1995 and has attended hundreds of hours of continuing dental education throughout the years and has produced many educational DVD's used by dental professionals world wide on the subject of parafunctional control, migraine prevention, therapeutic botox injections, migraine pathophysiology, dental sleep medicine, and NTI therapeutic protocol.

Mr. Dixon has not filed a petition under the Federal bankruptcy laws or any state insolvency law. Further no court has ever appointed a receiver, fiscal agent or similar officer for the business or property of Mr. Dixon, or for any partnership in which he was a general partner at or within two years before the time of this filing, or any corporation or business association of which he was an executive officer at or within two years before the time of this filing.

Mr. Dixon has not been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

Mr. Dixon has not been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting him from engaging in any kind of business activity or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

At no time has Mr. Dixon been involved in any transaction to date involving the Company where the Company was or is a participant and in which Mr. Dixon will have a direct or indirect material interest.

Mr. Dixon is not an independent director.

(A)   SUMMARY COMPENSATION TABLE

Name and principal position	Fiscal Year	Salary	Bonus	Other annual compensation	Restricted stock award(s)	Securities underlying options/ SARs	LTIP payouts	All other compensation
Gerry Berg Director, President	2010	0	0	0	0	0	0	0
Ming R. Cheung Director, President	2010	0	0	0	0	0	0	0
Tony Lam Director, President	2009	0	0	0	0	0	0	0
	2008	0	0	0	0	0	0	0
	2007	0	0	0	0	0	0	0

There has been no cash payment paid to the executive officer for services rendered in all capacities to us for the period ended December 31, 2009. There has been no compensation awarded to, earned by, or paid to the executive officer by any person for services rendered in all capacities to us for the fiscal period ended December 31, 2009. No compensation is anticipated within the next six months to any officer or director of the Company.

(B)   Significant Employees.

We do not employ any non-officers who are expected to make a significant contribution to its business.

(C)   Corporate Governance.

(1)   Nominating Committee. We have not established a Nominating Committee because of our limited operations; and because we have only one director and officer, we believe that we are able to effectively manage the issues normally considered by a Nominating Committee.

(2)   Audit Committee. We have has not established an Audit Committee because of our limited operations; and because we have only one director and officer, we believe that we are able to effectively manage the issues normally considered by a Audit Committee.

(3)   Code of Ethics. We have adopted a Code of Ethics for our principal executive and financial officers.

(D)   Options Granted During the Last Fiscal Year.

No options were issued during the fiscal year ending December 31, 2009 and to the quarter ending September 30, 2010.

(E)   Employment Agreements.

From inception the Company has not entered into any employment agreements.

(F)   Equity Compensation Plan Information.

The Company does have a stock and incentive plan entitled "Friendly Auto Dealers 2009 Stock Incentive Plan," as appended to this filing.

(1)   Shares authorized under the Equity Compensation Plan

On March 13, 2009, our Board of Directors approved the Friendly Auto Dealers, Inc. 2009 Stock Incentive Plan. The Plan made 10,000,000 unissued shares of common stock available for awards of options, stock appreciation rights, restricted stocks, other stock grants, or any combination thereof. Eligible recipients include employees, officers, consultants, advisors and directors. As of the quarter ending September 30, 2009 no options have been issued pursuant to the Plan, and 1,765,000 shares have been issued.

(2)   Warrants

The Company issued 250,000 warrants on February 20, 2009. The warrants contain a five-year term and are exercisable at $1.00 per share. As of September 30, 2010 no warrants have been exercised.

The Company issued 200,000 warrants on February 23, 2009. The warrants contain a three-year term and are exercisable at $0.50 per shares. As of September 30, 2010 no warrants have been exercised.

The fair value of each warrant granted is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on volatilities from the Company's traded common stock since the beginning of free trading stock on June 27, 2008.
The expected term of options granted is estimated at half of the contractual term as noted in the individual option agreements and represents the period of time that options granted are expected to be outstanding. The risk-free rate for the periods within the contractual life of the option is based on the U.S. Treasury bond rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options.

	September 30, 2010
Expected volatility	136.53% - 217.26%
Expected dividends	0
Expected term (in years)	2 - 4
Risk-free rate	1.29% - 1.86%

A summary of option activity under the Plan as of June 30, 2010 and changes during the periods then ended are presented below:

Warrants	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
December 31, 2008	-	$ -	-	$ -
Granted	450,000	0.78	2.51	34,653
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
September 30, 2010	450,000	$ 0.78	2,51	$ 34,653
Exercisable at				
September 30, 2010	450,000	$ 0.78	2.51	$ 34,653

(G)   Directors and Officers Liability Insurance.

The Company has no directors and officers insurance.

(H)   Certain Relationships and Related Transactions.

The Company received a total of $18,716 from a shareholder to fund operations during the nine months ended September 30, 2010. The loan bears no interest and is due on demand and as such is included in current liabilities. Imputed interest has been considered but was determined to be immaterial to the financial statements as a whole and not included herein.

Since the Company's last fiscal year, the Company has not entered into any transaction, or will be a participant in any proposed transaction, with a related person that has a direct or indirect material interest in an amount exceeding Item 404 of Regulations S-K.

(I)   Material Relations Between the Company, TMD Courses, Inc., Splint Decisions Inc., Boyd and Boyd Research, Inc.

TMD Courses, Inc. and Splint Decisions Inc. are California corporations in good standing. Dr. Boyd and Mr. Dixon are the sole directors and shareholders of each entity. Boyd Research, Inc. is a California corporation in good standing in which Dr. Boyd is the sole director, officer and shareholder.

TMD Courses, Inc. was originally formed to offer continuing dental education courses to dental professionals. Subsequently, in 2009 Boyd Research, Inc. licensed to TMD Courses, Inc. intellectual properties including the registered U.S. Patent #6,666,212. This license was not exclusive. The product derived from U.S. Patent #6,666,212 is referred to as the "NTI" device. Dr. Jim Boyd as the inventor filed the application for this patent and after receiving the patent, Dr. Boyd assigned it to Boyd Research, Inc. Dr. Boyd is the sole director, officer and shareholder of Boyd Research, Inc.

After, Dr. Boyd invented the "NTI" device, he invented "The Total Splint System" device incorporating features from registered U.S. Patent #6,666,212 Boyd Research, Inc. owned as a result of a license from Dr. Boyd. Dr. Boyd then applied for a patent on "The Total Splint System." "The Total Splint System" incorporates features from the "NTI" device patent, specifically referred to as the "discluding element." As has been discussed above, "The Total Splint System" was invented by Dr. Boyd to address a different market segment of licensed dentists who are disinclined to use the traditional "NTI" device manufactured and sold by TMD Courses, Inc. To reiterate, some licensed dentists were more likely to purchase and use bruxism splints in their practice instead of the "NTI" device. These bruxism splints are typically designed along the lines of "The Total Splint System" utilizing one or two mouthpieces that are fit by a dentist on the upper or lower teeth. The "NTI" device is smaller, covering only the upper or lower central teeth, and some practitioners were concerned about using the device on patients. Some voiced concerns that a patient may swallow the device due to its small size and instead opt to use full arch coverage splints to treat a variety of disorders such as bruxism, sleep apnea and migraine headaches.

Dr. Boyd acquired all legal right, title and interest to "The Total Splint System" by virtue of his inventing the device. After filing the patent application for "The Total Splint System" and naming himself as the sole inventor, Dr. Boyd assigned the intellectual property contained in the patent application to Boyd Research, Inc., who in turn assigned it exclusively to Splint Decisions Inc. Dr. Boyd decided that it was reasonable and prudent to assign "The Total Splint System" to a separate entity that had no connection to the business conducted by TMD Courses, Inc. and the "NTI" product and so Splint Decisions Inc. was born. Dr. Boyd's role in Splint Decisions Inc. is as a director and CEO. The Boyd Research, Inc.—Splint Decisions Inc. exclusive assignment required Splint Decisions Inc. to obtain the written approval of Boyd Research, Inc. prior to assigning any of the rights connected to "The Total Splint System" device. This written approval was contained in the exclusive assignment agreement between Splint Decisions Inc. and the Company included with this filing in Appendix H.

All of the above contracts between Boyd Research, Inc., Splint Decisions and the Company are included in this filing in Appendices G and H. Also included in Appendices G and H are exhibits to each assignment where the patents and patent applications and other intellectual property is specifically described.

Aside from the foregoing (and specifically including the previous discussion herein regarding the Company's failed attempt to close the Common Stock Share Exchange Agreement with TMD Courses, Inc.), there have been no other negotiations, transactions or material contacts during the past two years between TMD Courses, Inc., Splint Decisions Inc., Boyd Research, Inc. and/or Dr. Jim Boyd and the Company that concern the Company or its affiliates regarding any merger, consolidation, acquisition, tender offer or other acquisition of either TMD Courses, Inc. or Splint Decisions Inc.'s securities, the election of officers or the sale or transfer of a material amount of assets.

Further, there are no present or proposed material agreements, arrangements, understanding or relationship between Splint Decisions Inc., James P. Boyd or Boyd Research, Inc. or any of its executive officers, directors or controlling persons and the Company or any of its executive officers, directors or controlling persons (other than license agreements previously disclosed between Boyd Research, Inc., Splint Decisions Inc. and the Company—all of which have been disclosed in this filing).

> (J)   Indemnification of Officers and Directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except as limited by Nevada law. The Company's Bylaws provide that the Company shall indemnify to the full extent authorized by law each of its directors and officers against expenses incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation.

Nevada law

Section 78.751 of the Nevada General Corporation Laws provides as follows: "78.751 Indemnification of officers, directors, employees and agents; advance of expenses. 1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was lawful."

"A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation."

"Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper."

"To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

"Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) By the stockholders: (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to act, suit or proceeding; (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion. The Articles of Incorporation, the Bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than the directors or officers may be entitled under any contract or otherwise by law."

"The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his act or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue."

The Company's Common Stock is currently approved for quotation on the OTCQB maintained by the Financial , Inc. under the symbol "FYAD," but there is currently no liquid trading market. The challenge for the Company will be to educate the market as to the values inherent in a home and manufactured housing market in Canada, and to develop an actively trading market.

The following table sets forth, for the periods indicated, the high and low bid prices of our common stock, as reported in published financial sources.

(K)   Trading Information.

Quarter	High	Low
September 30, 2010	$0.25	$0.05
June 30, 2010	$0.19	$0.01
March 31, 2010	$0.05	$0.02
December 31, 2009	$0.12	$0.01
September 30, 2009	$0.15	$0.05
June 30, 2009	$0.30	$0.05
March 31, 2009	$0.25	$0.17
December 31, 2008	$0.29	$0.19

(L)   Holders.

As of September 30, 2010, we had 120 shareholders of record of our common stock, and our common stock had a closing price of $0.13 per share.

The transfer agent for our Common Stock is Presidents Stock Transfer Co., 850 West Hastings Street Suite 900, Vancouver, BC V6C 1E1 Canada.

DESCRIPTION OF THE BUSINESS OF SPLINT DECISIONS INC.

Splint Decisions Inc. is a development stage enterprise that was incorporated on September 21, 2010, under the laws of the State of California.

The principal offices are located at 4093 Oceanside Boulevard Suite B, Oceanside, CA 92056. The telephone number is (760) 295-7208. The fax number is (928) 395-1260.

Since becoming incorporated, the Company has not made any significant purchases or sale of assets, nor has it been involved in any mergers, acquisitions or consolidations. The Company has never declared bankruptcy, it has never been in receivership, and it has never been involved in any legal action or proceedings. Its fiscal year end is December 31st.

Splint Decisions has one class of authorized common stock. The total number of authorized shares is 1,000. The total number of issued shares is 1,000.

On October 22, 2010, Splint Decisions entered into an Exclusive Licensing Agreement with Boyd Research, Inc., a California Corporation that owns certain patents, patents pending, trademarks and other trade know-how respecting the research and development of a product called the "Total Splint System," a multi-diagnostic, multi-therapeutic one-step mouthpiece system that Splint Decisions plans to market to licensed dentists. The Exclusive License Agreement is attached hereto in Appendix G. The term of the contract is for periods of one year that renew automatically for subsequent one-year terms.

Splint Decisions acquired the exclusive world-wide rights to all know- how, technical data, or other information of any kind regarding the design, manufacture, operation, use, or sale of any Product or other device for use in any field and incorporating or based on United States Patent Application # 61387548 "The Total Splint System" and Letters Patent No. 6,666,212 B2, foreign counterparts of this patent, or of the applications leading to such patents, any other patents now or hereafter owned or controlled by Boyd Research, Inc. or based on any products currently sold by Boyd Research, Inc., and any modification or improvements thereto made by Boyd Research, Inc. or Splint Decisions.

In exchange for the above-noted rights, Splint Decisions agreed to pay to Boyd Research, Inc. minimum guaranteed Royalties equal to thirty percent (30%) of net monthly sales by Splint Decisions from the use and sale of the "Total Splint System" for the first year this Agreement is effective, or until October 22, 2011. Thereafter, Splint Decisions agreed to pay to Boyd Research, Inc. minimum guaranteed Royalties equal to ten percent (10%) of the net monthly sales by Splint Decisions for the remaining life of the Patents issued and the Patents issuable upon approval of the U.S. Patent and Trademark Office for those Patent Applications submitted by Boyd Research, Inc. as noted in the Exclusive License Agreement. The monthly Royalties shall be paid in four equal quarterly installments and shall be paid in advance for each quarter on the first day of each quarter. No monthly Royalties shall be due and payable by Splint Decisions to Boyd Research, Inc. until the inception fee is completely paid.

On November 16, 2010, Splint Decisions and Boyd Research, Inc. entered into an Agreement with Friendly Auto Dealers, Inc. for the Assignment of the October 22, 2010 Exclusive License Agreement to Friendly Auto Dealers, Inc. The Assignment of the Exclusive License Agreement is attached to this Information Statement as Appendix H. By the express terms of the Exclusive License Agreement between Boyd Research, Inc. and Splint Decisions, Splint Decisions had to acquire the written agreement of Boyd Research, Inc. prior to any assignment of the rights contained in the Exclusive License Agreement.

By virtue of the assignment, Boyd Research, Inc. agreed along with Splint Decisions to transfer, convey, sell and assign to Friendly Auto Dealers, Inc. all of Splint Decisions' right, title and interest in and to the licenses for patents and patent applications and other intellectual property listed in Schedule A to the Exclusive License Agreement annexed hereto in Appendix G, and transfer, convey, sell and assign to Friendly Auto Dealers, Inc. any license for the use of trademarks and service marks and all related applications (including intent to use applications) Boyd Research, Inc. licensed to Splint Decisions as listed in Schedule B to the Exclusive License Agreement annexed hereto in Appendix G.

      (A)   The Total Splint System.

The Total Splint System (TSS) provides the dental practitioner with a multi-diagnostic, multi-therapeutic, one-step mouthpiece system that can dramatically reduces both the cost and time required to treat a plurality of diseases and conditions that heretofore were considered excessively expensive and time-consuming for the general population.

The Total Splint System is comprised of two plastic trays designed as mouthpieces and formed from a polycarbonate material that when lined with a warmed thermoplastic filler, is fitted over the patients upper or lower teeth until the material cools, thereby providing a custom molded fit to that particular patients own teeth.

At least one mouthpiece (of the two provided) is required to provide therapy. The Total Splint System may be used to treat bruxism, amongst other related maladies discussed below. Bruxism is a condition in which a person grinds, or clenchs their teeth. Individuals who brux may unconsciously clench or grind their teeth together during the day or at night.

Bruxism may be mild and may not even require treatment. However, it can be frequent and severe enough to lead to jaw disorders, such as pain that travels through the face, jaw or neck, stiff jaw muscles, limited jaw movement or locking of the jaw, painful clicking or popping in the jaw joint(s), headaches, including migraine headaches, damaged teeth and other problems associated with the head, neck and face. As the therapeutic requirements escalate to address bruxism, migraine headaches, and/or sleep apnea, additional elements to the Total Splint System are added.

In the case of migraine headaches, either an upper tray or lower tray may be used to control nocturnal parafunction (jaw-clenching, either in a centered or a sideways-shifted position), which are movements of teeth that are considered outside or beyond normal function. By keeping the molar (posterior) and canine (anterior) teeth from touching, thereby minimizing the intensity of muscle contraction, while minimizing the degree of jaw opening during the parafunctional events. The therapeutic result of using the Total Splint System in this configuration is to affect the Trigeminal Nerve System. The Trigeminal Nerve System has to two divisions:

A) Motor Root, which sends nerve impulses to the jaw muscles to make them contract; the far more massive Sensory Division (made up of the nerves that bring in information from the periphery). B) Sensory Division is divided into three distinct segments of sensory reception (thus the term Trigeminal): First Division: Opthalmic: receives sensory input from arteries that surround the brain to around and behind the eyes Second Division: Maxillary: receives sensory input from below the eyes to the upper jaw. Third Division: Mandibular: receives sensory input for the entire lower jaw. All three divisions feed into the Trigeminal Sensory Nucleus.

The current understanding of the nature of the migraine, is that it results from a disorder of "sensory modulation", meaning that information received by the Sensory Nucleus is misinterpreted, thereby resulting in either a disproportionate response, or an inappropriate response altogether.

For example, during a migraine attack, the simple pressure changes of the fluid that surrounds the brain (resulting from the beating of the heart), is perceived as "pounding". The therapeutic goal in migraine prevention is to limit the amount of noxious sensory input (that is, to limit your migraine "triggers") to the Trigeminal Sensory Nucleus, so that it is not perceived as nociception.

Essentially, the goal is to limit as much negative input to the Trigeminal Sensory Nucleus as possible.

When considering an abnormal Trigeminal system where the Sensory Nucleus is hypersensitive, it is not unusual for the Motor Division to be also hyperactive. A hyperactive Trigeminal Motor Root results in excessive jaw muscle contraction, during certain stages of sleep, resulting in intense jaw clenching and/or vigorous teeth grinding. These two activities produce a significant bombardment of noxious input (nociception) to the Sensory Nucleus, while also being the known cause of "TMD" (temporomandibular disorders), thereby becoming a self-perpetuation of chronic headache and/or migraine.

In order for jaw clenching and teeth grinding to achieve pathologic intensity, the molars and/or canine teeth must be touching each other, or another object (like a traditional mouthpiece).

By keeping the molars and canines from touching anything during sleep, Nociception to the Trigeminal is Inhibited. Minimizing jaw muscle intensity (that is, Trigeminal Motor Hyperactivity and the resultant nociception) therefore requires providing for incisor (front teeth) contact only during sleep.

Therefore the Total Splint System when configured to treat migraine limits the amount of noxious sensory input (nociception) to the Trigeminal Sensory Nucleus, so that it is not perceived as nociception.

When configured to treat sleep apnea, a common disorder that can be serious. In sleep apnea, your breathing stops or gets very shallow. Each pause in breathing typically lasts 10 to 20 seconds or more. These pauses can occur 20 to 30 times or more an hour.

The most common type is obstructive sleep apnea. That means you are unable to get enough air through your mouth and nose into your lungs. When that happens, the amount of oxygen in your blood may drop. Normal breaths resume with a snort or choking sound. People with sleep apnea often snore loudly. However, not everyone who snores has sleep apnea.

When sleep is interrupted throughout the night, a person can be drowsy during the day. People with sleep apnea are at higher risk for car crashes, work-related accidents and other medical problems. When both trays are used in tandem with a "Hooking element" that is attached to the upper tray and can be set to engage the lower mouthpiece to maintain mandibular advancement (of the lower jaw) while allowing anterior contact only, thereby treating and preventing obstructive sleep apnea and the complications that jaw-clenching can present.

Each component of the system can be adapted to the mouthpiece independent of the other components, or in conjunction with them, according to the nature of the confirmed diagnosis, or the condition being evaluated.

The system can provide for two independent mouthpieces that are infinitely adjustable for any dental arch width and length, and are adapted to the teeth with the thermoplastic lining material. The system provides for components that are adhered to either or both mouthpieces to facilitate a diagnosed condition by either maintaining an anterior/posterior jaw relationship, or minimizing nocturnal jaw clenching intensity (parafunction).

A dental practitioner would provide the system during a single visit, to either rule-out a suspected diagnosis, or to treat/prevent a confirmed diagnosis, without having to employ an outside dental laboratory service, which would incur considerable expense and additional visit(s) to the dentist at a later time.

Unlike current single-visit mouthpieces, which are designed to diagnose, treat or prevent a specific condition such as bruxism, the system can be configured to diagnose, treat, or prevent a plurality of conditions like bruxism, migraine, and sleep apnea.

Existing single-visit mouthpiece devices are designed to diagnose, treat, or prevent a single particular condition such as bruxism, migraine, or sleep apnea. If the device is ineffective, then another completely different device must be used to diagnose a separate condition. Current mouthpiece devices cannot be configured to diagnose a plurality of conditions, thus making the use of a plurality of devices cost and time prohibitive. The Total Splint System allows the dental practitioner to configure the device for a specific diagnosis, or to configure the device for a plurality of conditions, or to re-configure the device as the necessity of therapy dictates.

Figure 1:



1. Provision of independent maxillary [1] and mandibular [2] mouthpieces. These mouthpieces are filled with thermoplastic material and the patient is asked to bite into the softened material which when cooled conforms to that patients particular tooth arrangement, providing a custom fitting mouthpiece. The mouthpiece's occlusal surfaces provide a workable substrate to the practitioner. Each mouthpiece is segmented [3] to allow its cross-arch expansion or contraction, thereby conforming to any arch width or length.

     1a. The maxillary mouthpiece can be configured to provide a receptive channel [4] for either a hooking element [5] (as in 2a) or a Discluding Element, both of which (hooking element and discluding element) are protected by US Patent No. 6,666,212 and exclusively licensed to Splint Decisions Inc, [6] (as in 2b) and/or lateral "side stops" [7] that the lower "Side Fins" [8] can engage (as in 2c);

     1b. The mandibular mouthpiece provides for a surface lingual to the lower incisors [9] that a hooking element can engage, and provides a surface for "Side Fins" to be adhered to [10].

Figure 2:


side fins - 8
Mandibular - 2
lingual to the lower incisors
9
8
10
side fin attachment
3 - segmented

2. Provision of a diagnostic or therapeutic component to either or both mouthpieces.

2a. Provision of a hooking element to the maxillary mouthpiece.

2a1. Hooking element can be set to engage lower mouthpiece to prevent mandibular retrusion while allowing anterior contact, only, thereby treating and preventing jawclenching and the complications it presents.

2a2. Hooking element can be set to engage lower mouthpiece to maintain mandibular advancement while allowing anterior contact, only, thereby treating and preventing obstructive sleep apnea and the complications that jaw-clenching can present.

2b. Provision of a Discluding Element, which provides an anterior contact only, but not dictating or preventing any specific jaw position, thereby treating simple bruxism.

2c. Provision of "Side Fins", which prevent mandibular retrusion, meaning the lower jaw is limited as to how far it can move in a posterior direction, either in concert with the hooking element, or independently in concert with the Discluding Element.

Figure 3:


segmented
3
side stops - 7
Maxillary
1
receptive channel - 4
side stops - 7
6
discluding element
5 - hooking element

Presently, there is no upper and/or lower mouthpiece system that can be used for both the treatment and prevention of mild to moderate obstructive sleep apnea and medically diagnosed migraine pain. In addition, professionally provided dual-arch mouthpieces for treatment and prevention of Obstructive Sleep Apnea require at least two separate visits to the practitioner and require considerable lab fees to the practitioner, resulting prohibitive cost to the patient. A single visit, multi-purpose mouthpiece system, that does not require the expense of an outside lab, can be configured by the practitioner to provide a variety of mouthpiece designs for the diagnosis, treatment or prevention of a plurality of conditions.

The raw materials are readily available in the USA for product manufacturing. Chairside delivery is achieved with materials supplied by Splint Decisions Inc.

The Company believes that this new product will be effective for the treatment of mild to moderate obstructive sleep apnea, and medically diagnosed migraine pain. Management expects that growth of the importance of “The Total Splint System” to the industry segment will be of long-term duration and all patents, trademarks, licenses, franchises and concessions will gain in value. However, management does not intend to franchise the product at this time.

The business of the industry segment is not seasonal. The management expects that after the dental community becomes aware of the product, sales will accelerate and not be affected by any particular season or month of the year.

Management is confident that it presently has inventory and can maintain a more than adequate supply of the product for initial operations without burdening the cash resources of the Company. The shelf life of the inventory items can be measured in decades. Individual inventory items are quite small, easily stored, and not subject to theft (employee or otherwise). The extension of credit to customers will be relatively small, because the product will be sold over the phone or the Internet. In most instances payment will be required before shipment. The rights to return of shipment will be extended to the Company's customers, net of a return fee. Since the product is being marketed to dental professionals that have experience with fitting dental devices, returns are expected to be minimal. Management is confident that its suppliers will be able to provide a continuous allotment of goods. As the Company owns the molds used in the manufacturing process. This enables the Company to find another fabricating supplier in a timely manner.

The Company hopes to have several thousand customers in the United States and Europe. There are no present back orders for the product and the Company has no back orders for any previous period.

> (B)   Competition.

The market for products intended to treat snoring, bruxism, migraine headaches and mild to moderate sleep apnea is well developed and has many competitors. The "gold standard" for treating obstructive sleep apnea is the "CPAP Machine." The CPAP Machine provides continuous positive air pressure on the tissues of the throat to maintain adequate airflow during sleep and so reducing the apnic events during normal sleep. Many companies manufacture this equipment that is prescribed typically through the care of Ear, Nose & Throat specialist (an "ENT") usually following a polysomnogram study in a sleep laboratory. It is common that when a patient is diagnosed with mild to moderate to severe obstructive sleep apnea they are prescribed the CPAP Machine.

The emerging treatment option in the field of sleep medicine and sleep dentistry is the use of Oral Appliance Therapy (OAT). Patients who become CPAP intolerant often choose to use an oral appliance to treat their sleep disturbed breathing. A patient may become CPAP intolerant if their nasal mucosa tissues become dried and inflamed. It is unknown how many patients are currently treated with the CPAP Machine or how many become CPAP intolerant. Oral Appliance Therapy is a convenient alternative to CPAP for some patients and the benefits include: (1) size and weight: CPAP Machines are bulky and travel restrictive, while oral appliances are small and are carried as easily as a toothbrush; and, (2) comfort: oral appliances are more comfortable than a CPAP that must be worn with a facemask and a connecting hose for air flow making restful sleep difficult.

The CPAP Machine:



Some of the Oral Appliance Therapy competitors are: Thornton Adjustable Positioner (TAP), which is a device, manufactured by licensed dental laboratories throughout the United States. The Thornton Adjustable Positioner uses the principle of cardiopulmonary resuscitation to keep the airway open in order to help patients maintain proper breathing techniques. Oxygen is allowed to flow adequately into the airway with the help of a device that holds the lower jaw forward to prevent collapse of the airway and eliminate instances of breathing cessation. With improved breathing, patients are able to get a good night's rest and give their partners a chance to sleep with decreased snoring.

The TAP:



Further, the SomnoMed MAS is a similar device that is manufactured by SomnoMed and consists of upper and lower dental plates with a unique patented fin-coupling component, which allows normal mouth opening and closing. If required, a part can be added to make the device adjustable. This feature provides incremental and adjustable levels of lower jaw advancement, which improves the effectiveness and comfort-level of treatment as the jaw is moved only as far as is required to alleviate snoring and reduce obstructive sleep apnea.

The SomnoMed MAS:



There are other companies actively researching and developing oral appliances to treat mild to moderate sleep apnea. Presently, the size of the market in the United States is unknown and the market penetration of the SomnoMed MAS and the TAP are also unknown. However, both are widely marketed and prescribed by licensed dentists and both products present competition to Splint Decisions and to Friendly Auto Dealers, Inc. post merger.

     (C)   Risk Factors Related to the Prospective Development of Splint Decisions' Business.

Our future business may require additional financing which will result in dilution to existing shareholders, which could in turn reduce the share price of earlier issued shares.

We may and likely will require additional capital in order to fund our prospective operations. We do not have any commitments for additional financing and there can be no assurance that such additional funding, if required, will be available, or if available, will be available upon favorable terms. With respect to our ability to obtain financing on favorable terms, we do not have significant assets to serve as loan collateral. Still further, we presently do not have a sufficient cash flow to qualify for reasonable debt financing. Insufficient funds may prevent us from implementing our new business strategy. In the event we raise additional funds through the issuance of equity securities, dilution to the then existing stockholders could result in the reduction of the share price of the earlier issued shares.

Lack of operations, positive cash flow and profitability could affect our ability to remain in business.

Until the Common Stock Share Exchange Agreement is closed, the Company cannot begin to develop its newly acquired business through the auspices of the Splint Decisions intellectual property licenses. Closing of the Common Stock Share Exchange Agreement is set for not later than January 31, 2011. Operations will not commence until after the closing. There is no guarantee that the Common Stock Share Exchange Agreement will close in a timely fashion by January 31, 2011. There is no guarantee that if the closing does not occur by January 31, 2011 that a suitable extension of time may be agreed to by the Company and Splint Decisions to complete the transaction. The Company has not generated revenues to date, and if we do not successfully close the Common Stock Share Exchange Agreement and begin to generate positive cash flow and hence become profitable, we may not be able to remain in business.

Uncertainty of commercial success may affect our ability to remain in business.

With respect to our potential revenue and profitability based upon our marketing and sales of the Total Splint System, we may not be able to achieve commercial success. Furthermore, the industry segment is characterized by rapid change and growth. If we fail to achieve commercial success, we will continue to suffer net losses and we may have to go out of business.

Dependence on management will affect our profitability.

Future success is also dependent on our ability to identify, hire, train and retain other qualified managerial and other employees. Competition for these individuals is intense and increasing. We may not be able to attract, assimilate, or retain qualified technical and managerial personnel and our failure to do so could have a material adverse effect on the business, financial condition and results of operations.

Only portions of the Splint Decisions intellectual property are patented, and our ability to market and develop the Total Splint System may be subject to adverse claims by others.

The intellectual property the Company will acquire by license from Splint Decisions and by extension from Boyd Research, Inc. is only partially protected by patents. While Boyd Research, Inc. has applied for patents related to that portion of the design of the Total Splint System that is not protected by an issued patent, there is no guarantee that any such patent will be issued by the U.S. Patent and Trademark Office, and there is no guarantee that an adverse claimant will not make a claim or take adversary actions against the patent applications currently under review. In the event that no patents are issued related to the pending patent applications, the Company's ability to conduct its new business and launch its operations may be materially impaired and thereby have a material adverse effect on business, financial condition and results of operations.

Dependence on proprietary technology and risks of third party infringement claims could adversely affect our business and results of operations.

Although the Company has received partial patent protection for the Total Splint System, pending measures to protect our prospective proprietary rights may be inadequate to prevent misappropriation of such rights or that our competitors will not independently develop or patent technologies that are substantially equivalent to or superior to our technologies. Additionally, although we believe that our products and technologies do not infringe upon the proprietary rights of any third parties, that third parties may assert infringement claims against products and technologies that we license, or has the rights to use, from third parties. Any such claims, if proved, could materially and adversely affect our business and results of operations. In addition, though any such claims may ultimately prove to be without merit, the necessary management attention to, and legal costs associated with litigation or other resolution of such claims could materially and adversely affect our business and results of operations.

The results of research and development efforts are uncertain and we may not be able to compete effectively in the marketplace.

We will need to make additional research and development expenditures to remain competitive. While we perform usability and beta testing of new products, the products we are currently developing or may develop in the future may not be technologically successful. If they are not technologically successful, the resulting products may not achieve market acceptance and these products may not compete effectively with products of competitors currently in the market or introduced in the future. If we are unsuccessful in the marketplace, it may affect our ability to remain in business.

By Order of the Board of Directors.

/s/ Gerry Berg
Gerry Berg
President

November 16, 2010

APPENDICES

(A)   Unaudited Financial Statements for Friendly Auto Dealers, Inc. for the three months ended September 30, 2010 and September 30, 2009.

(B)   Audited Financial Statements for Friendly Auto Dealers for the years ended December 31, 2009 and December 31, 2008.

(C)   Audited Financial Information for Splint Decisions Inc. for the period ended September 30, 2010.

(D)   Pro Forma Consolidated Financial Information for Friendly Auto Dealers, Inc. and Splint Decisions Inc. as of September 30, 2010.

(E)   Common Stock Share Exchange Agreement dated November 16, 2010.

(F)   Splint Decisions Inc. Certificate of Good Standing from the Secretary of State of California.

(G)   Exclusive Licensing Agreement from Boyd Research, Inc. to Splint Decisions Inc. dated October 22, 2010.

      (1)   Exhibit A to Exclusive Licensing Agreement: Patents and Trademarks.

      (2)   Exhibit B to Exclusive Licensing Agreement: Provisional Patent Applications.

(H)   Agreement for the Assignment of an Exclusive License Agreement for Intellectual Property Including Patents and Patents Pending from Splint Decisions Inc. and Boyd Research, Inc. to Friendly Auto Dealers, Inc. dated November 16, 2010.

      (1)   Exhibit A to the Agreement for the Assignment of an Exclusive License Agreement.

      (2)   Exhibit B to the Agreement for the Assignment of an Exclusive License Agreement.

FRIENDLY AUTO DEALERS, INC.
(A Development Stage Enterprise)

Condensed Financial Statements
September 30, 2010 and 2009

FRIENDLY AUTO DEALERS, INC.
(A Development Stage Enterprise)

Condensed Financial Statements
September 30, 2010 and 2009

CONTENTS

FRIENDLY AUTO DEALERS, INC.
(A Development Stage Enterprise)
Balance Sheets

	September 30, 2010		December 31, 2009	
	(Unaudited)			
ASSETS				
Current assets				
Cash	$	1	$	1
Prepaid expenses		-		313,151
Total current assets		1		313,152
Total assets	$	1	$	313,152
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY				
Current liabilities				
Accounts payable	$	6,186	$	12,897
Related party payable		18,716		-
Total current liabilities		24,902		12,897
Stockholders' (Deficit) Equity				
Shares held in escrow		-		(10,000)
Preferred stock, $.001 par value; 5,000,000 shares authorized, no shares issued or outstanding		-		-
Common stock, $.001 par value; 70,000,000 shares authorized; 28,710,000 and 17,710,000 issued and outstanding at September 30, 2010 and December 31, 2009		28,710		27,710
Additional paid in capital		2,048,048		1,929,048
Deficit accumulated during the development stage		(2,101,659)		(1,646,503)
Total stockholders' (deficit) equity		(24,901)		300,255
Total liabilities and stockholders' (deficit) equity	$	1	$	313,152

See accompanying notes to financial statements

FRIENDLY AUTO DEALERS, INC.
(A Development Stage Enterprise)
Statement of Operations (unaudited)

	Three months ended September 30,		Nine months ended September 30,		For the period From August 6, 2007 (inception) to September 30, 2010
	2010	2009	2010	2009	
Revenue	$ -	$ -	$ -	$ -	$ -
Expenses					
Office expenses	-	-	-	3,270	15,940
Travel	-	-	2,149	-	32,623
Officer compensation	-	-	-	170,000	170,000
Professional fees	84,539	393,283	455,507	926,302	1,885,596
Total expenses	84,529	393,283	457,656	1,099,572	2,104,159
Other income	2,500	-	2,500	-	2,500
Net loss	$ (82,029)	$ (393,283)	$ (455,156)	$ (1,099,572)	$ (2,101,659)
Basic and diluted loss per common share	$ (0.00)	$ (0.01)	$ (0.02)	$ (0.05)	
Weighted average shares outstanding	28,710,000	26,870,000	23,570,806	21,157,418	

See accompanying notes to financial statements

FRIENDLY AUTO DEALERS, INC.
(A Development Stage Enterprise)
Statements of Cash Flows (unaudited)

	Nine months ended September 30,				For the period of August 6, 2007 (inception) to September 30, 2010	
	2010		2009			
Cash flows from operating activities						
Net loss	$	(455,156)	$	(1,099,572)	$	(2,101,659)
Adjustments to reconcile net loss to net cash used in operating activities						
Common stock issued for services		130,000		1,687,250		1,925,500
Common stock issued for advertising		-		3,200		3,200
Warrants issued for services		-		34,653		34,653
Changes in operating assets and liabilities						
Prepaid expenses		313,151		(636,593)		-
Accounts payable		(6,711)		10,692		6,186
Net cash used in operating activities		(18,716)		(370)		(132,120)
Net cash used in investing activities		-		-		-
Cash flows from financing activities						
Proceeds from related party loans		18,716		-		25,941
Forgiveness of related party loans		-		-		(7,225)
Capital contributed by officer		-		-		8,405
Proceeds from sale of stock		-		-		105,000
Net cash provided by financing activities		18,716		-		132,121
(Decrease) increase in cash		-		(370)		1
Cash at beginning of period		1		371		-
Cash at end of period	$	1	$	1	$	1
Supplemental disclosure of non-cash investing and financing activities:						
Stock based compensation	$	130,000	$	1,725,103	$	1,963,353
Supplemental Cash Flow Information:						
Cash paid for interest	$	-	$	-	$	-
Cash paid for income taxes	$	-	$	-	$	-

See accompanying notes to financial statements

FRIENDLY AUTO DEALERS, INC.
(A Development Stage Enterprise)
Notes to Condensed Financial Statements
September 30, 2010 and 2009

Note 1 – Condensed Financial Statements

The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 2010 and 2009 and for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2009 audited financial statements dated April 13, 2010 as reported in Form 10-K. The results of operations for the period ended September 30, 2010 are not necessarily indicative of the operating results for the full year.

Note 2 – Significant Accounting Policies

Share Based Expenses

ASC 718 *"Compensation - Stock Compensation"* codified SFAS No. 123 prescribes accounting and reporting standards for all stock-based payments award to employees, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights, may be classified as either equity or liabilities. The Company should determine if a present obligation to settle the share-based payment transaction in cash or other assets exists. A present obligation to settle in cash or other assets exists if: (*a*) the option to settle by issuing equity instruments lacks commercial substance or (*b*) the present obligation is implied because of an entity's past practices or stated policies. If a present obligation exists, the transaction should be recognized as a liability; otherwise, the transaction should be recognized as equity

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50 *"Equity - Based Payments to Non-Employees"* which codified SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), *"Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".* Measurement of share-based payment transactions with non-employees shall be based on the fair value of whichever is more reliably measurable: (*a*) the goods or services received; or (*b*) the equity instruments issued. The fair value of the share-based payment transaction should be determined at the earlier of performance commitment date or performance completion date.

Going concern

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plans to obtain such resources for the Company include (1) obtaining capital from management and significant stockholders sufficient to meet its minimal operating expenses, and (2) as a last resort, seeking out and completing a merger with an existing operating company. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 2 - Significant Accounting Policies (continued)

Recently Implemented Standards

ASC 855, *Subsequent Events* ("ASC 855") (formerly Statement of Financial Accounting Standards No. 165, *Subsequent Events*) includes guidance that was issued by the FASB in May 2009, and is consistent with current auditing standards in defining a subsequent event. Additionally, the guidance provides for disclosure regarding the existence and timing of a company's evaluation of its subsequent events. ASC 855 defines two types of subsequent events, "recognized" and "non-recognized". Recognized subsequent events provide additional evidence about conditions that existed at the date of the balance sheet and are required to be reflected in the financial statements. Non-recognized subsequent events provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date and, therefore; are not required to be reflected in the financial statements. However, certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. This guidance was effective prospectively for interim or annual financial periods ending after June 15, 2009. The Company implemented the guidance included in ASC 855 as of April 1, 2009. The effect of implementing this guidance was not material to the Company's financial position or results of operations.

In February 2010, the FASB issued amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements for the period ended June 30, 2010. The adoption of this guidance did not have a material impact on our financial statements.

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance will become effective for the Company with the reporting period beginning July 1, 2011. The adoption of this guidance will not have a material impact on the Company's consolidated financial statements.

Note 3 – Stockholders' Equity

Common stock

On March 19, 2009, the Company entered into a Memorandum of Understanding ("Memo") with Excellent Auto Consulting ("Excellent") to purchase all or a majority of the outstanding capital voting stock of Excellent in such a way that allows Excellent to acquire the business of the Company. The Memo outlines that each party negotiate and complete a Material Definitive Agreement ("Agreement"). Pursuant to the Memo, the Company issued 10,000,000 shares of its common stock to be held in trust while negotiating the Agreement. The Agreement was unilaterally terminated March 23, 2010 and the shares in escrow were returned for cancellation.

On March 25, 2010, the Company issued a total of 1,000,000 common shares at $.03 for total consideration of $30,000 to two separate consultants in consideration of consulting services provided.

On May 13, 2010, the Company issued a total of 10,000,000 common shares at $.01 for total consideration of $100,000 to two separate consultants in consideration of services provided.

Note 3 – Stockholders' Equity (continued)

<u>Warrants</u>

The fair value of each warrant granted is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on volatilities from the Company's traded common stock since the beginning of free trading stock on June 27, 2008.

The expected term of options granted is estimated at half of the contractual term as noted in the individual option agreements and represents the period of time that options granted are expected to be outstanding. The risk-free rate for the periods within the contractual life of the option is based on the U.S. Treasury bond rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options.

	September 30, 2010
Expected volatility	136.53% - 217.26%
Expected dividends	0
Expected term (in years)	2 - 4
Risk-free rate	1.29% - 1.86%

A summary of option activity under the Plan as of June 30, 2010 and changes during the periods then ended are presented below:

Warrants	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
December 31, 2008	-	$	-	-	$	-
Granted	450,000		0.78	2.51		34,653
Exercised	-		-	-		-
Forfeited or expired	-		-	-		-
September 30, 2010	450,000	$	0.78	2,51	$	34,653
Exercisable at						
September 30, 2010	450,000	$	0.78	2.51	$	34,653

Note 4 – Related Party Transactions

The Company received a total of $18,716 from a shareholder to fund operations during the nine months ended September 30, 2010. The loan bears no interest and is due on demand and as such is included in current liabilities. Imputed interest has been considered but was determined to be immaterial to the financial statements as a whole and not included herein.

During the nine months ended September 30, 2010, the company issued a total of 11,000,000 shares of its common stock valued at a total of $130,000 to two existing shareholders for services provided, one of which is our president and director.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through the date of this filing and determined there are no events to disclose.

APPENDIX B

FRIENDLY AUTO DEALERS, INC.
(A DEVELOPMENT STAGE ENTERPRISE)

Financial Statements
December 31, 2009 and 2008

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Friendly Auto Dealers, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheets of Friendly Auto Dealers, Inc. (A Development Stage Enterprise) as of December 31, 2009 and 2008 the related statements of operations, stockholders' deficit, and cash flows for the years then ended and the period August 6, 2007 (inception) through December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Friendly Auto Dealers, Inc. (A Development Stage Enterprise) as of December 31, 2009 and 2008 and the results of its operations and cash flows for the years then ended and the period August 6, 2007 (inception) through December 31, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has limited operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kyle L. Tingle, CPA, LLC

Kyle L. Tingle, CPA, LLC

April 13, 2010
Las Vegas, Nevada

FRIENDLY AUTO DEALERS, INC.
(A Development Stage Enterprise)
Balance Sheets

| | December 31, | | | |
	2009		2008	
ASSETS				
Current assets				
Cash	$	1	$	371
Prepaid expenses		313,151		12,500
Total current assets		313,151		12,871
Total assets	$	313,152	$	12,871
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	12,897	$	450
Loan from shareholder		-		6,800
Total current liabilities		12,897		7,250
Stockholders' Equity				
Shares held in escrow		(10,000)		-
Preferred stock, $0.001 par value; 5,000,000 shares authorized, no shares issued or outstanding		-		-
Common stock, $0.001 par value; 70,000,000 shares authorized, 27,710,000 and 6,825,000 shares issued; 17,710,000 and 6,825,000 outstanding at December 31, 2009 and 2008		27,710		6,825
Additional paid in capital		1,929,048		107,605
Deficit accumulated during the development stage		(1,646,503)		(108,809)
Total stockholders' equity		300,255		5,621
Total liabilities and stockholders' equity	$	313,152	$	12,871

See accompanying notes to financial statements

FRIENDLY AUTO DEALERS, INC.
(A Development Stage Enterprise)
Statement of Operations

	Year ended December 31, 2009		Year ended December 31, 2008		For the period from August 6, 2007 (inception) to December 31, 2009	
Revenue	$	-	$	-	$	-
Expenses						
Office expenses		3,270		2,959		15,940
Travel		-		30,474		30,474
Officer compensation		170,000		-		170,000
Professional fees		1,364,424		58,115		1,430,089
Total expenses		1,537,694		91,548		1,646,503
Net loss	$	(1,537,694)	$	(91,548)	$	(1,646,503)
Basic and diluted loss per common share	$	(0.10)	$	(0.01)		
Weighted average shares outstanding		15,206,616		6,714,740		

See accompanying notes to financial statements

FRIENDLY AUTO DEALERS, INC.
(A Development Stage Enterprise)
Statement of Changes in Stockholders' Equity
For the Period of August 6, 2007 (Inception) to December 31, 2009

	Common Stock		Additional Paid-In Capital	Shares Held in Escrow	Common stock subscribed	Accumulated Deficit	Total
	Shares	Amount					
Balance, August 6, 2007 (Inception)	-	$ -	$ -	$ -	$ -	$ -	$ -
Common stock subscriptions, August 10, 2007	-	-	-	-	12,250	-	12,250
Stock subscribed from sale under SB-2 registration	-	-	-	-	53,500	-	53,500
Net loss, December 31, 2007	-	-	-	-	-	(17,261)	(17,261)
Balance, December 31, 2007	-	-	-	-	65,750	(17,261)	48,489
Issue common stock subscribed	6,260,000	6,260	59,490	-	(65,750)	-	-
Common stock issued for cash	465,000	465	46,035	-	-	-	46,500
Common stock issued for services	100,000	100	900	-	-	-	1,000
Contributed capital by officer	-	-	1,180	-	-		1,180
Net loss, December 31, 2008	-	-	-	-	-	(91,548)	(91,548)
Balance, December 31, 2008	6,825,000	6,825	107,605	-	-	(108,809)	5,621
Common stock issued for services	10,881,800	10,882	1,776,368	-	-	-	1,787,250
Common stock issued for advertising	3,200	3	3,197	-	-	-	3,200
Warrants issued for services	-	-	34,653	-	-	-	34,653
Shares held in escrow	10,000,000	10,000	-	(10,000)	-	-	-
Contributed capital by officer	-	-	7,225	-	-	-	7,225
Net loss, December 31, 2009	-	-	-	-	-	(1,537,694)	(1,537,693)
Balance, December 31, 2009	27,710,000	$ 27,710	$ 1,929,048	$ (10,000)	$ -	$ (1,646,503)	$ 300,255

See accompanying notes to financial statements

FRIENDLY AUTO DEALERS, INC.
(A Development Stage Enterprise)
Statements of Cash Flows

	Year ended December 31,		For the period of August 6, 2007 (inception) to December 31,
	2009	2008	2009
Cash flows from operating activities			
Net loss	$ (1,537,693)	$ (91,548)	$ (1,646,503)
Adjustments to reconcile net loss to net cash used in operating activities			
Common stock issued for services	1,787,250	1,000	1,795,500
Common stock issued for advertising	3,200	-	3,200
Warrants issued for services	34,653		34,653
Changes in operating assets and liabilities			
Prepaid expenses	(300,651)	(12,500)	(313,151)
Accounts payable	12,447	(4,560)	12,897
Net cash used in operating activities	(795)	(107,608)	(113,404)
Net cash used in investing activities	-	-	-
Cash flows from financing activities			
Proceeds from related party loans	425	6,500	7,225
Forgiveness of related party loans	(7,225)	-	(7,225)
Capital contributed by officer	7,225	1,180	8,405
Proceeds from sale of stock	-	46,500	105,000
Net cash provided by financing activities	425	54,180	113,405
(Decrease) increase in cash	(370)	(53,428)	1
Cash at beginning of period	371	53,799	-
Cash at end of period	$ 1	$ 371	$ 1
Supplemental disclosure of non-cash investing and financing activities:			
Stock based compensation	$ 1,825,103	$ 1,000	$ 1,833,353
Supplemental Cash Flow Information:			
Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -

See accompanying notes to financial statements

Note 1 – Nature of Business

Friendly Auto Dealers, Inc. ("Company") was organized August 6, 2007 under the laws of the State of Nevada for the purpose of providing promotional items with corporate logos to the automotive industry in China. The Company currently has no operations or realized revenues from its planned principle business purpose and, in accordance with FASB ASC 915 *"Development Stage Entities,"* is considered a Development Stage Enterprise.

Note 2 – Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2009 or 2008.

Income taxes

The Company accounts for income taxes under FASB ASC 740 *"Income Taxes."* Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FASB ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Share Based Expenses

ASC 718 *"Compensation - Stock Compensation"* codified SFAS No. 123 prescribes accounting and reporting standards for all stock-based payments award to employees, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights that may be classified as either equity or liabilities. The Company should determine if a present obligation to settle the share-based payment transaction in cash or other assets exists. A present obligation to settle in cash or other assets exists if: (*a*) the option to settle by issuing equity instruments lacks commercial substance or (*b*) the present obligation is implied because of an entity's past practices or stated policies. If a present obligation exists, the transaction should be recognized as a liability; otherwise, the transaction should be recognized as equity.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50 *"Equity - Based Payments to Non-Employees"* which codified SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), *"Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".* Measurement of share-based payment transactions with non-employees shall be based on the fair value of whichever is more reliably measurable: (*a*) the goods or services received; or (*b*) the equity instruments issued. The fair value of the share-based payment transaction should be determined at the earlier of performance commitment date or performance completion date.

Note 2 – Significant Accounting Policies (continued)

Going Concern

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management's plans to obtain such resources for the Company include (1) obtaining capital from management and significant stockholders sufficient to meet its minimal operating expenses, and (2) as a last resort, seeking out and completing a merger with an existing operating company. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Recently Implemented Standards

ASC 105, Generally Accepted Accounting Principles ("ASC 105") (formerly Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162) reorganized by topic existing accounting and reporting guidance issued by the Financial Accounting Standards Board ("FASB") into a single source of authoritative generally accepted accounting principles ("GAAP") to be applied by nongovernmental entities. All guidance contained in the Accounting Standards Codification ("ASC") carries an equal level of authority. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Accordingly, all other accounting literature will be deemed "non-authoritative".

ASC 105 is effective on a prospective basis for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the guidance included in ASC 105 as of July 1, 2009. The implementation of this guidance changed the Company's references to GAAP authoritative guidance but did not impact the Company's financial position or results of operations.

ASC 855, *Subsequent Events* ("ASC 855") (formerly Statement of Financial Accounting Standards No. 165, *Subsequent Events*) includes guidance that was issued by the FASB in May 2009, and is consistent with current auditing standards in defining a subsequent event. Additionally, the guidance provides for disclosure regarding the existence and timing of a company's evaluation of its subsequent events. ASC 855 defines two types of subsequent events, "recognized" and "non-recognized". Recognized subsequent events provide additional evidence about conditions that existed at the date of the balance sheet and are required to be reflected in the financial statements. Non-recognized subsequent events provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date and, therefore; are not required to be reflected in the financial statements. However, certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. This guidance was effective prospectively for interim or annual financial periods ending after June 15, 2009. The Company implemented the guidance included in ASC 855 as of April 1, 2009. The effect of implementing this guidance was not material to the Company's financial position or results of operations.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, "Measuring Liabilities at Fair Value," ("ASU 2009-05"). ASU 2009-05 provides guidance on measuring the fair value of liabilities and is effective for the first interim or annual reporting period beginning after its issuance. The Company's adoption of ASU 2009-05 did not have an effect on its disclosure of the fair value of its liabilities.

Note 2 – Significant Accounting Policies (continued)

Recently Implemented Standards (continued)

In September 2009, the FASB issued ASC Update No. 2009-12, *Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)* ("ASC Update No. 2009-12"). This update sets forth guidance on using the net asset value per share provided by an investee to estimate the fair value of an alternative investment. Specifically, the update permits a reporting entity to measure the fair value of this type of investment on the basis of the net asset value per share of the investment (or its equivalent) if all or substantially all of the underlying investments used in the calculation of the net asset value is consistent with ASC 820. The update also requires additional disclosures by each major category of investment, including, but not limited to, fair value of underlying investments in the major category, significant investment strategies, redemption restrictions, and unfunded commitments related to investments in the major category. The amendments in this update are effective for interim and annual periods ending after December 15, 2009 with early application permitted. The Company does not expect that the implementation of ASC Update No. 2009-12 will have a material effect on its financial position or results of operations.

In June 2009, FASB issued Statement of Financial Accounting Standards No. 167, *Amendments to FASB Interpretation No. 46(R)* ("Statement No. 167"). Statement No. 167 amends FASB Interpretation No. 46R, *Consolidation of Variable Interest Entities an interpretation of ARB No. 51* ("FIN 46R") to require an analysis to determine whether a company has a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has a) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and b) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. The statement requires an ongoing assessment of whether a company is the primary beneficiary of a variable interest entity when the holders of the entity, as a group, lose power, through voting or similar rights, to direct the actions that most significantly affect the entity's economic performance. This statement also enhances disclosures about a company's involvement in variable interest entities. Statement No. 167 is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. Although Statement No. 167 has not been incorporated into the Codification, in accordance with ASC 105, the standard shall remain authoritative until it is integrated. The Company does not expect the adoption of Statement No. 167 to have a material impact on its financial position or results of operations

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166, *Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140* ("Statement No. 166"). Statement No. 166 revises FASB Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Extinguishment of Liabilities a replacement of FASB Statement 125* ("Statement No. 140") and requires additional disclosures about transfers of financial assets, including securitization transactions, and any continuing exposure to the risks related to transferred financial assets. It also eliminates the concept of a "qualifying special-purpose entity", changes the requirements for derecognizing financial assets, and enhances disclosure requirements. Statement No. 166 is effective prospectively, for annual periods beginning after November 15, 2009, and interim and annual periods thereafter. Although Statement No. 166 has not been incorporated into the Codification, in accordance with ASC 105, the standard shall remain authoritative until it is integrated. The Company does not expect the adoption of Statement No. 166 will have a material impact on its financial position or results of operations.

In October 2009, the FASB issued changes to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price; eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable's selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. These changes become effective on January 1, 2011. The Company has determined that the adoption of these changes will not have an impact on the consolidated financial statements, as the Company does not currently have any such arrangements with its customers.

Note 3 – Stockholders' Equity

Common stock

The authorized common stock of the Company consists of 70,000,000 shares with par value of $0.001.

During March 2009, the Company adopted a 2009 Stock Incentive Plan ("the Plan"). Pursuant to the Plan, the Company may grant stock awards to employees and contractors as compensation for services rendered on behalf of the Company. The stock award value shall be no less than 85 percent of the fair market value of the common stock on the date of issuance. The maximum number of shares that can be issued pursuant to the Plan are 10,000,000 shares. The Company filed an S-8 to register these shares on March 13, 2009.

The authorized common stock of the Company consists of 70,000,000 shares with par value of $0.001.

During March 2009, the Company adopted a 2009 Stock Incentive Plan ("the Plan"). Pursuant to the Plan, the Company may grant stock awards to employees and contractors as compensation for services rendered on behalf of the Company. The stock award value shall be no less than 85 percent of the fair market value of the common stock on the date of issuance. The maximum number of shares that can be issued pursuant to the Plan are 10,000,000 shares. The Company filed an S-8 to register these shares on March 13, 2009.

On various dates in March 2009, the Company issued shares of its common stock pursuant to the Plan to various consultants as compensation for services to be rendered in assisting the Company with its business plan. The consultants each agreed to provide services for the term of one year in consideration of the common stock received. The stock awards were valued at the fair market value of the stock on the date of the award in accordance with the Company's 2009 Stock Incentive Plan. A total of 1,765,000 shares of the Company's common stock were issued under its 2009 Stock Incentive Plan in the following manner:

1) 500,000 free trading shares at $0.17 per share for a total consideration of $85,000 in consulting services;
2) 200,000 free trading shares at $0.17 per share and 200,000 restricted shares at $0.17 per share for a total consideration of $68,000 in consulting services;
3) 275,000 free trading shares at $0.17 per share for a total consideration of $46,750 in consulting services;
4) 500,000 free trading shares at $0.17 per share for a total consideration of $85,000 in legal services;
5) 90,000 free trading shares at $0.17 per share in lieu of 250,000 restricted shares

The consultant (2) also received 200,000 stock warrants exercisable for three years at a strike price of $.50 per share. The Company valued these options using the Black-Scholes model and amortized over the life of the consulting agreement.

Further during March 2009, the Company also issued 8,370,000 shares of unregistered restricted common stock to various vendors in consideration of services provided or to be provided. These shares have been valued based on the company's 2009 stock incentive plan. The agreements are itemized as follows:

1) 1,000,000 restricted shares to the Company President at $0.17 per share for a total consideration of $170,000 of consulting services;
2) 1,000,000 restricted shares at $0.17 per share for a total consideration of $170,000 of consulting services;
3) 6,000,000 restricted shares at $0.17 per share for a total consideration of $1,020,000 of consulting services;
4) 100,000 restricted shares at $0.03 per share for payment of a $3,000 advertising invoice;
5) 20,000 restricted shares at $0.01 per share for payment of a $200 advertising invoice;
6) 250,000 restricted shares at $0.17 per share for a total consideration of $42,500 of consulting services;

The consultant (6) received 250,000 stock warrants with a strike price of $1.00 exercisable for five years. The Company valued these options using the Black-Scholes model and been accounted for appropriately.

On March 19, 2009, the Company entered into a Memorandum of Understanding ("Memo") with Excellent Auto Consulting ("Excellent") to purchase all or a majority of the outstanding capital voting stock of Excellent in such a way that allows Excellent to acquire the business of the Company. The Memo outlines that each party negotiate and complete a Material Definitive Agreement ("Agreement"). Pursuant to the Memo, the Company issued 10,000,000 shares of its common stock to be held in trust while negotiating the Agreement. The Company intended to acquire all or a majority of the outstanding capital stock of Excellent. The Agreement was unilaterally terminated on March 23, 2010.

FRIENDLY AUTO DEALERS, INC.
(A Development Stage Enterprise)
Notes to the Financial Statements
December 31, 2009 and 2008

Note 3 – Stockholders' Equity (continued)

The Company entered into an agreement valued at $100,000 to be satisfied with the restricted shares. On July 23, 2009, The Company issued 1,000,000 shares valued at $0.10 per share to satisfy the consideration of $100,000 to the consultant for services provided.

Warrants

The fair value of each warrant granted is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on volatilities from the Company's traded common stock since the beginning of free trading stock on June 27, 2008.

The expected term of options granted is estimated at half of the contractual term as noted in the individual option agreements and represents the period of time that options granted are expected to be outstanding. The risk-free rate for the periods within the contractual life of the option is based on the U.S. Treasury bond rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options.

	December 31, 2009
Expected volatility	136.53% - 217.26%
Expected dividends	0
Expected term (in years)	3 - 5
Risk-free rate	1.29% - 1.86%

A summary of option activity under the Plan as of December 31, 2009 and changes during the periods then ended are presented below:

Warrants	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
December 31, 2008	-	$ -	-	$ -
Granted	450,000	0.78	3.26	34,653
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
December 31, 2009	450,000	$ 0.78	3.26	$ 34,653
Exercisable at December 31, 2009	450,000	$ 0.78	3.26	$ 34,653

Net loss per common share (continued)

Net loss per share is calculated in accordance with FASB ASC 260, "*Earnings Per Share.*" The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net loss per common share is based on the weighted average number of shares of common stock outstanding during 2009 or 2008 and since inception. As of December 31, 2009 and 2008 and since inception, the Company had no dilutive potential common shares.

Note 4 – Income Taxes

We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. When it is more likely than not that a tax asset cannot be realized through future income the Company must allow for this future tax benefit. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The Company has not taken a tax position that, if challenged, would have a material effect on the financial statements for the twelve-months ended December 31, 2009 and 2008, or during the prior three years applicable under FASB ASC 740. We did not recognize any adjustment to the liability for uncertain tax position and therefore did not record any adjustment to the beginning balance of accumulated deficit on the consolidated balance sheet.   All tax returns for the Company remain open.

Income tax provision at the federal statutory rate	35%
Effect on operating losses	(35%)
	-

Changes in the net deferred tax assets consist of the following:

	2009	2008
Net operating loss carry forward	$ 576,276	$ 38,083
Valuation allowance	(576,276)	(38,083)
Net deferred tax asset	$ -	$ -

A reconciliation of income taxes computed at the statutory rate is as follows:

	2009	2008	Since Inception
Tax at statutory rate (35%)	$ 538,193	$ 32,042	$ 576,276
Increase in valuation allowance	(538,193)	(32,042)	(576,276)
Net deferred tax asset	$ -	$ -	$ -

The Company did not pay any income taxes during the years ended December 31, 2009 or 2008.

The net federal operating loss carry forward will expire in 2027 and 2029. This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

Note 5 – Related Party Transactions

The Company neither owns nor leases any real or personal property. An officer or resident agent of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts.

The Company had received loans from one of its shareholders totaling $7,225 from inception to December 31, 2009 for the purposes of funding start up operations. This includes $6,500 received during the year ended December 31, 2008 and $425 received during the year ended December 31, 2009. The loans were forgiven by the shareholder and are considered contributed capital as of December 31, 2009. These loans were non-interest bearing and are due on demand and as such are included in current liabilities. Imputed interest has been considered by was determined to be immaterial to the financial statements as a whole.

Note 6 – Subsequent Events

Effective March 5, 2010, Tony Lam, resigned as President of the Company. Ming R. Cheung was named President, Chief Executive Officer, Chief Financial Officer and Chairperson of the Board of Directors successor.

As disclosed in Note 3, the Company unilaterally terminated the agreement with Excellent Auto Consulting as they were unable to complete the due diligence on the audited financial statements of Excellent Auto Consulting.

On March 31, 2010, the Company began non-binding discussions with another party contemplating an exchange of stock between the two companies.

The Company has evaluated subsequent events through April 13, 2010 and determined there are no further events to disclose.

APPENDIX C

Chang G. Park, CPA, Ph. D.
♦ 2667 CAMINO DEL RIO S. SUITE B ♦ SAN DIEGO ♦ CALIFORNIA 92108♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858761-0341 ♦ FAX (858) 764-5480
♦ E-MAIL changgpark@gmail.com ♦

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Splint Decisions, Inc.

We have audited the accompanying balance sheet of Splint Decisions, Inc. (the "Company") as of September 30, 2010 and the related statements of operation, changes in shareholders' equity and cash flow for the period from September 21, 2010 to September 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Splint Decisions, Inc. as of September 30, 2010 and the results of its operation and its cash flow for the period from September 21, 2010 to September 30, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ Chang G. Park

CHANG G. PARK, CPA

October 19, 2010
San Diego, CA. 92108

Member of the California Society of Certified Public Accountants
Registered with the Public Company Accounting Oversight Board

C-1

Splint Decisions, Inc
Balance Sheet
September 30, 2010

ASSETS

		As of September 30, 2010
Current Assets		
Cash	$	102
Total Current Assets		102
TOTAL ASSETS	$	**102**

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities		
Loan from shareholder	$	100
Accounts Payable and Accrued Expense		1,104
Total Current Liabilities		1,204
Total Liabilities		1,204
Stockholders' Equity		
Common stock, ($0.001 par value, 1,000 shares authorized; 1,000 shares issued and outstanding		2
Additional paid-in capital		-
Earnings (deficit) accumulated		(1,104)
Total Stockholders' Equity		(1,102)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	**102**

See Notes to financial Statements

Splint Decisions, Inc
Statement of Operations
For the Nine Days ended September 30, 2010

Revenues		
Revenues	$	-
Total Revenues		-
Cost of Good Sold		-
Gross Profit		-
Operating expense		
Incorporation cost		1,104
Total Operating Costs		1,104
Other Income & (Expenses)		
Gain (loss) on currency exchange		-
Total Other Income & (Expenses)		-
Income from Operation		(1,104)
Other Income & (Expenses)		
Interest income		-
Interest expense		-
Total Other Income & (Expenses)		-
Net Income (Loss)	$	**(1,104)**
Basic and diluted earnings per share	$	**(1.10)**
Weighted average number of		
common shares outstanding		**1,000**

See Notes to financial Statements

Splint Decisions, Inc.
Statement of Changes in Stockholders' Equity (Deficit)
For the Nine Days ended September 30, 2010

	Common Stock		Common Stock Amount		Additional Paid-in Capital		Earning (Deficit) Accumulated		Total
Balance, September 21, 2010	-	$	-	$	-	$	-	$	-
Common Stock Issued, September 27, 2010	1000		2		-		-		2
Net loss, through September 30, 2010	-		-		-		(1,104)		(1,104)
Balance, September 30, 2010	**1,000**	$	**2**	$	**-**	$	**(1,104)**	$	**(1,102)**

See Notes to financial Statements

Splint Decisions, Inc.
Statement of Cash Flows
For the Nine Days ended September 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(1,104)
Adjustments to reconcile net loss to net cash		
provided by (used in) operating activities:		
Depreciation		-
Changes in operating assets and liabilities:		
Increase (decrease) in accounts payable and accrued expenses		1,104
Net cash provided by (used in) operating activities		**-**
CASH FLOWS FROM INVESTING ACTIVITIES		-
Net cash provided by (used in) investing activities		**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
Loan from shareholder		100
Proceeds from sale of common stock		2
Net cash provided by (used in) financing activities		102
Net increase (decrease) in cash		102
Cash at beginning of period		-
Cash at end of period	$	**102**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during year for :		
Interest	$	**-**
Income Taxes	$	**-**
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Assets contributed by sole shareholder	$	**-**

See Notes to financial Statements

Note 1 -- Nature of Business

Splint Decisions Inc. (the "Company") was incorporated on September 21, 2010 under the laws of the State of California. Splint Decisions Inc. intends to develop, produce, and market technologies and cost-effective therapeutic modalities for the treatment and prevention of common neurologic, sleep, and tempromandibular disorders.

Effective September 30, 2010 the Company entered into an exclusive licensing agreement to market a multi-diagnostic, multi-therapeutic one-step mouthpiece system. This product is the "Total Splint System" (patent-pending), a multi-purpose, provisionally permanent chair-side splint system. The "Total Splint System" is professionally fabricated and delivered by a licensed dental practitioner in one office visit. The "Total Splint System" may be configured to provide any one of several therapeutic and/or protective applications. The term of the license will be for the life of the eventual patents, and any renewals. The term of the license of the associated trademarks will continue indefinitely.

The Company's business is considered as operating in one segment based upon the Company's organizational structure. The Company has no subsidiaries. Management intends to market this product in the United States and Internationally.

Note 2 -- Significant Accounting Policies

Basis of Accounting

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. There were no cash equivalents at September 30, 2010.

Accounts Receivable

There are no accounts receivable at September 30, 2010, and therefore no allowance for doubtful accounts.

Inventory

There was no inventory at September 30, 2010, and therefore no reserve for excess or obsolete inventory.

Property and Equipment.

There was no property and equipment at September 30, 2010. Management intends to carry property and equipment at cost less accumulated depreciation and amortization. Depreciation will be computed using both the straight line and 200% declining balance method over the estimated useful lives of the assets. The cost of normal maintenance and repairs will be charged to expense as incurred. Significant expenditures that increase the useful life of an asset will be capitalized and depreciated over the estimated useful life of the asset.

There was no depreciation expense for the period ended September 30, 2010.

Note 2 -- Significant Accounting Policies (Continued)

Intangible Assets

Intangible assets consist principally of intellectual properties such as regulatory product approvals and patents. Splint Decisions Inc. does not have any intangible assets. However, effective September 30, 2010, the Company entered into an Exclusive Lease and Marketing Agreement for the "Total Splint System" (patent-pending), a multi-purpose, provisionally permanent chair-side splint system. At this time, the Company became the sole manufacturer and seller of this system.

Revenue Recognition

We will recognize net product revenue when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title, and acceptance, if applicable, as well as fixed pricing and probably collectability.

The Company will ship the majority of its product directly to dentists and receives substantially all payment for these sales in the form of credit card charges. Revenue from these product sales will be recognized when product is shipped. Sales revenue and estimated returns will be recorded when product is shipped. It is estimated that product returns will be negligible.

Shipping and Handling

Shipping and handling costs associated with freight out will be included in selling expenses. Shipping and handling fees charged to customers will be part of the product price, and included in sales revenue.

Research and Development Costs

The Company will expense all costs related to research and development activities as incurred. There were no research and development costs during the period ended September 30, 2010.

Income Taxes

Income taxes are provided in accordance with ASC 740, *Income Taxes*. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry forwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The company intends to file its income tax returns under Subchapter C of the Internal Revenue Code. The Company incurred no income tax liability during the period ended September 30, 2010.

Net Income per Share.

The Company intends to computes net income (loss) per share in accordance with ASC 260, *Earnings per Share*. ASC 260 specifies the computation, presentation and disclosure requirements for earnings (loss) per share for entities with publicly held common stock. The Company has adopted the provisions of ASC 260 effective September 21, 2010.

Basic net earnings (loss) per share amounts are to be computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share are the same as basic earnings (loss) per share due to the lack of dilutive items in the Company.

Note 2 -- Significant Accounting Policies (Continued)

Recently Implemented Standards

ASC 105, Generally Accepted Accounting Principles ("ASC 105") (formerly Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162) reorganized by topic existing accounting and reporting guidance issued by the Financial Accounting Standards Board ("FASB") into a single source of authoritative generally accepted accounting principles ("GAAP") to be applied by nongovernmental entities. All guidance contained in the Accounting Standards Codification ("ASC") carries an equal level of authority. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Accordingly, all other accounting literature will be deemed "non-authoritative".

ASC 105 is effective on a prospective basis for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the guidance included in ASC 105 as of September 21, 2010. The implementation of this guidance changed the Company's references to GAAP authoritative guidance but did not impact the Company's financial position or results of operations.

ASC 855, *Subsequent Events* ("ASC 855") (formerly Statement of Financial Accounting Standards No. 165, *Subsequent Events*) includes guidance that was issued by the FASB in May 2009, and is consistent with current auditing standards in defining a subsequent event. Additionally, the guidance provides for disclosure regarding the existence and timing of a company's evaluation of its subsequent events. ASC 855 defines two types of subsequent events, "recognized" and "non-recognized". Recognized subsequent events provide additional evidence about conditions that existed at the date of the balance sheet and are required to be reflected in the financial statements. Non-recognized subsequent events provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date and, therefore; are not required to be reflected in the financial statements. However, certain non-recognized subsequent events may require disclosure to prevent the financial statements from being misleading. This guidance was effective prospectively for interim or annual financial periods ending after June 15, 2009. The Company implemented the guidance included in ASC 855 as of September 30, 2010. The effect of implementing this guidance was not material to the Company's financial position or results of operations.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, "Measuring Liabilities at Fair Value," ("ASU 2009-05"). ASU 2009-05 provides guidance on measuring the fair value of liabilities and is effective for the first interim or annual reporting period beginning after its issuance. The Company's adoption of ASU 2009-05 did not have an effect on its disclosure of the fair value of its liabilities.

In September 2009, the FASB issued ASC Update No. 2009-12, *Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)* ("ASC Update No. 2009-12"). This update sets forth guidance on using the net asset value per share provided by an investee to estimate the fair value of an alternative investment. Specifically, the update permits a reporting entity to measure the fair value of this type of investment on the basis of the net asset value per share of the investment (or its equivalent) if all or substantially all of the underlying investments used in the calculation of the net asset value is consistent with ASC 820. The update also requires additional disclosures by each major category of investment, including, but not limited to, fair value of underlying investments in the major category, significant investment strategies, redemption restrictions, and unfunded commitments related to investments in the major category. The amendments in this update are effective for interim and annual periods ending after December 15, 2009 with early application permitted. The effect of implementing this guidance was not material to the Company's financial position or results of operations.

In October 2009, the FASB issued changes to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price; eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable's selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. These changes become effective on January 1, 2011. The Company has determined that the adoption of these changes will not have an impact on the financial statements, as the Company does not currently have any such arrangements with its customers.

SPLINT DECISIONS INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2010

Note 3 -- Shareholder's Equity

Common Stock

The Company has 1,000 shares of Common Stock authorized with par value of $0.0010. At September 30, 2010 Company had 1,000 shares issued and outstanding.

Company issued 940 shares for $1.00 and 60 shares for $1.00 on September 27, 2010

Distributions to Shareholder

The Company has not made any distributions to shareholders at this time.

Note 4 – Commitments

On September 30, 2010 the Company entered into the Exclusive License Agreement (the "Agreement") with Boyd Research, Inc., which granted an exclusive license to a multi-diagnostic, multi-therapeutic, one-step mouthpiece system (patent pending). The term of the license will be the life of the eventual patents, and any renewals. The term of the license of the associated trademarks will continue indefinitely.

Compensation to the Boyd Research, Inc. is being negotiated. No payments have been made at this time.

Note 5 -- Income Taxes

The Company has net operating losses carried forward of $1,104 available to offset taxable income in future years which expire beginning in fiscal 2020.

The Company is subject to United States federal and state income taxes at an approximate rate of 35%. The reconciliation of the provision for income taxes at the United States federal statutory rate compared to the Company's income tax expense as reported is as follows:

		September 30, 2010
Net loss before income taxes per financial statements	$	1,104
Income tax rate		35%
Income tax recovery		386
Change in valuation allowance		(386)
Provision for income taxes	$	-

The significant components of deferred income tax assets and liabilities at September 30, 2010 are as follows:

		September 30, 2010
Net operating loss carry-forward	$	386
Valuation allowance		(386)
Net deferred income tax asset	$	-

C-9

APPENDIX D

Friendly Auto Dealers, Inc
Pro-Forma Consolidated Balance Sheets
September 30, 2010

	Friendly Auto Dealers, Inc.	Splint Decisions Inc.	Adjustments Dr)	Adjustments Cr)	Consolidated
ASSETS					
Current Assets					
Cash	$ 1	$ 102			$ 103
Total Current Assets	1	102			103
Investment	1,102	-		$ 1,102	-
Net Fixed Assets	-	-			-
Other Assets	-	-			-
TOTAL ASSETS	**$ 1,103**	**$ 102**			**$ 103**
LIABILITIES & STOCKHOLDERS' EQUITY					
Current Liabilities					
Accounts Payable and Accrued Expense	$ 6,186	$ 1,104			$ 7,290
Related Party Payable	18,716	100			18,816
Total Current Liabilities	24,902	1,204			26,106
Stockholders' (Deficit) Equity					
Friendly Auto Dealers, Inc.					
Common stock.	279,233	2	$ 2		279,233
Additional paid in capital	1,798,627				1,798,627
Deficit accumulated during the development stage	(2,101,659)	(1,104)	1,100		(2,103,863)
Total Stockholders' Equity	(23,799)	(1,102)	$ 1,102		(26,003)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 1,103**	**$ 102**			$ **103**

Friendly Auto Dealers, Inc.
Pro-Forma Consolidated Statements of Operation
For the Nine Months ended September 30, 2010

	Friendly Auto Dealers, Inc.	Splint Decisions Inc.	Adjustments Dr)	Cr)	Consolidated
Revenues					
Revenues	$ -	$ -			$ -
Total Revenues	-	-			-
Cost of Good Sold	-	-			-
Gross Profit	-	-			-
Operating expense					
Travel	2,149	-			2,149
Professional fees	455,507	-			455,507
Incorporation fees	-	1,104			1,104
Total Operating Costs	457,656	1,104			458,760
Other Income & (Expenses)					
Gain (loss) on currency exchange	-	-			-
Total Other Income & (Expenses)	-	-			-
Income from Operation	(457,656)	(1,104)			(458,760)
Other Income & (Expenses)					
Other income	2,500	-			2,500
Interest expense	-	-			-
Total Other Income & (Expenses)	2,500	-			2,500
Net (Loss) Income	$ (455,156)	$ (1,104)			$ (456,260)
Basic (loss) earnings per share	$ (0.02)	$ (1.10)			$ (0.00)
Weighted average number of common shares outstanding	23,570,806	1,000			274,094,139

FRIENDLY AUTO DEALERS, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

1. Basis of Presentation

Pursuant to a common stock share exchange agreement dated November 16, 2010, between Friendly Auto Dealers, Inc. (the Company) and Splint Decisions Inc. (Splint Decisions); the Splint Decisions shareholders agree to exchange all of their common stock in Splint Decisions for 85% of the total restricted outstanding and issued shares of the Company.

Since not all information required for annual financial statements is included herein; the following unaudited pro forma condensed consolidated financial statements presented below should be read in conjunction with the Company's Form 10-Q for the nine months ended September 30, 2010 and the Splint Decisions Inc. financial statements for the period ended September 30, 2010. These statements have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars.

The following unaudited pro forma condensed consolidated financial statements as of September 30, 2010 are presented as if the merger occurred on January 1, 2010.
.
The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what our financial position and results of operations actually would have been for the periods presented, nor do such financial statements purport to represent the results of future periods. The pro forma adjustments are based upon available information.

Based on a review of the accounting policies of Splint Decisions, it is the Company management's opinion that there are no material accounting differences between the accounting policies of Splint Decisions Inc. and Friendly Auto Dealers, Inc.

It is management's opinion that these pro forma financial statements include all adjustments necessary for the fair presentation, in all material respects, of the proposed transaction described above in accordance with US GAAP applied on a basis consistent with the Company's accounting policies. No potential costs savings, non-recurring charges, or credits are anticipated by the Company's management subsequent to completion of the transactions.

2. Business Acquisition

The share exchange agreement as described above is intended to qualify as a tax-free exchange pursuant to Section 351 and 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. Following completion of the transaction, the Company's articles of incorporation will be amended to: (i) change the name of the Company to Therapeutic Solutions, International, Inc.; and, (ii) increase the number of the Company's authorized commons shares from seventy million to seven hundred million shares.

3. Pro Forma Assumptions and Adjustments

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a) All of the Splint Decisions Inc. common shareholders exchange agree to exchange all of their common stock in Splint Decisions, equal to 100% of the issued and outstanding shares, for 250,523,333 of the Company's restricted common shares representing 85.00% of the total number of issued and outstanding shares of the Company.

(b) The exchange agreement will be accounted for as a reverse merger and a tax free reorganization.

4. Pro Forma Share Capital

Pro forma share capital at September30, 2010 has been determined as follows:

Issued Common Shares of:	Number of shares	Par Value	Additional Paid-in Capital	Amount
Friendly Auto Dealers, Inc.	279,233,000	$279,233	$1,798,627	$2,077,860
Splint Decisions Inc.	-0-	-0-	-0-	-0-
Pro forma balance	279,233,000	$279,233	$1,798,627	$2,077,860

5.   Pro Forma Loss Per Share

Pro forma basic and diluted loss per share for the nine months ended September 30, 2009 has been calculated based on actual weighted average of the Company's common shares outstanding.

		Nine months ended September 30, 2010
Basic pro forma loss per share computation		
Numerator:		
Pro forma net loss available to shareholders	$	(456,260)
Denominator:		
Friendly Auto Dealers, Inc. weighted average share outstanding		23,571
Shares issued to Splint Decisions Inc. shareholders		250,523,333
Pro forma weighted average shares outstanding		274,094,139
Basic pro form loss per share	$	(0.002)

COMMON STOCK
SHARE EXCHANGE AGREEMENT

by and among

FRIENDLY AUTO DEALERS, INC.,
a Nevada Corporation

and

SPLINT DECISIONS INC.,
a California Corporation

Made and Entered Into as of November 16, 2010

1

COMMON STOCK SHARE EXCHANGE AGREEMENT

THIS COMMON STOCK SHARE EXCHANGE AGREEMENT (the "Agreement"), made and entered into this *16th* day of November, 2010, by and among SPLINT DECISIONS INC., a California corporation with its principal place of business located at 4093 Oceanside Blvd. Suite B, Oceanside, CA 92056 ("SDI") and FRIENDLY AUTO DEALERS, INC., a Nevada corporation with its principal place of business at 4132 South Rainbow Boulevard, Suite 513, Las Vegas, NV 89103 ("FRIENDLY AUTO DEALERS" or the "Company"). For purposes of this Agreement, SDI shall refer to both SDI and the shareholders of SDI. SDI and FRIENDLY AUTO DEALERS may otherwise be referred to herein individually as a "Party" and collectively as "Parties."

In consideration of the mutual covenants, guarantees and warrantees described more fully herein, this Agreement provides for the issuance of common shares of FRIENDLY AUTO DEALERS, which shall be exchanged for 100% of the issued and outstanding common shares of SDI (the "Transaction").

RECITALS

FRIENDLY AUTO DEALERS is a corporation organized and operating in good standing under the laws of the State of Nevada. FRIENDLY AUTO DEALERS is a "reporting company" subject to the reporting requirements of Sections 13 and 15d of the Securities and Exchange Act of 1934. As of the Effective Date hereof, FRIENDLY AUTO DEALERS is compliant with its reporting requirements with the Securities and Exchange Commission.

FRIENDLY AUTO DEALERS began its corporate existence on August 6, 2007. It is a development stage company and has during its operating history attempted to develop a business plan focused on the promotional branding industry. FRIENDLY AUTO DEALERS' original business plan focused on acquiring, either outright or by license, the legal copyrights and trademarks of corporate clients including the world's automobile manufacturers, and then entering into manufacturing joint ventures to produce a variety of products for sale either by wholesale to corporate entities for gifting or promotional purposes, or retail through established retail outlets, and adding value to the manufactured products with the inclusion of the corporate logos, copyrights or trademarks.

On May 27, 2009 FRIENDLY AUTO DEALERS announced that due to the worldwide economic downturn it decided to begin dedicated exploration of new business opportunities. Since then, FRIENDLY AUTO DEALERS has been actively exploring new business opportunities, acquisitions, mergers and combinations.

SDI is a company whose business plan is focused on the development, production and marketing of cost effective technologies and therapeutic modalities for the treatment and prevention of common neurologic, sleep and temporomandibular disorders. SDI formed as a California corporation on September 21, 2010. Its principal executive offices are located 4093 Oceanside Blvd. Suite B, Oceanside, California 92056. Its telephone number is 760-295-7208.

SDI's first product is the Total Splint System (TSS) that provides the dental practitioner with a multi-diagnostic, multi-therapeutic, one-step mouthpiece system that can dramatically reduce both the cost and time required to treat a plurality of diseases and conditions that heretofore were considered excessively expensive and time-consuming for the general population.

Each component of the system can be adapted to the mouthpiece independent of the others, or in conjunction with, according to the nature of the confirmed diagnosis, or the condition being evaluated.

2

The system can provide for two independent mouthpieces that are infinitely adjustable for any dental arch width and length, and are adapted to the teeth. The system provides for components that are adhered to either or both mouthpieces to facilitate a diagnosed condition by either/or maintaining an anterior/posterior jaw relationship, or minimizing nocturnal jaw clenching intensity.

A health care practitioner would provide the system during a single visit, to either rule-out a suspected diagnosis, or to treat/prevent a confirmed diagnosis, without having to employ an outside laboratory service, which would incur considerable expense and additional visit(s) to the practitioner at a later time.

On September 30, 2010, SDI entered into an agreement with Boyd Research, Inc., a California Corporation entitled "Exclusive License Agreement" (attached hereto as Exhibit A) whereby Boyd Research, Inc. granted to SDI an exclusive license to intellectual property owned outright by Boyd Research, Inc. that included patents and patent applications and trademarks related to the Total Splint System. The September 30, 2010 "Exclusive License Agreement" was amended on October 22, 2010 (also included in Exhibit A attached hereto).

The Parties signed a letter of intent on October 1, 2010. The Parties executed a written agreement entitled "Agreement for the Assignment of an Exclusive License Agreement for Intellectual Property Including Patents and Patents Pending" on November 16, 2010 (Exhibit B). After successful negotiations and completion of due diligence, FRIENDLY AUTO DEALERS now desires to acquire the rights to the license and related business of SDI and to engage in the Business in which SDI is currently engaged and to acquire all of the issued and outstanding shares of common stock of SDI and to assume certain of the liabilities of SDI, in exchange for shares of Friendly's common stock, all on the terms and conditions hereinafter set forth.

ARTICLE I
REPRESENTATIONS, COVENANTS AND WARRANTIES OF FRIENDLY AUTO DEALERS

As an inducement to and to obtain the reliance of SDI, FRIENDLY AUTO DEALERS and the FRIENDLY AUTO DEALERS Shareholders represent and warrant as follows:

Section 1.1   Organization.   FRIENDLY AUTO DEALERS is a corporation duly organized under the laws of Nevada and has the corporate power and is duly authorized to carry on its business in all Material respects as it is now being conducted, including qualification to do business as a foreign corporation in the jurisdiction in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in Section 1.1 of the FRIENDLY AUTO DEALERS Disclosure Schedule (attached hereto) are complete and correct copies of the FRIENDLY AUTO DEALERS certification of good standing, articles of incorporation, bylaws and amendments thereto as in effect on the date hereof. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of FRIENDLY AUTO DEALERS' articles of incorporation or bylaws. FRIENDLY AUTO DEALERS has full power, authority and legal right and has taken all action required by law, its articles of incorporation, and its bylaws or otherwise to authorize the execution and delivery of this Agreement.

Section 1.2   Capitalization.   The authorized capitalization of FRIENDLY AUTO DEALERS consists of 70,000,000 Common Shares, $.001 par value per share, and 5,000,000 shares of preferred shares with no preferred shares outstanding. Immediately prior to the Closing Date, FRIENDLY AUTO DEALERS shall have approximately 44,210,000 common shares issued and outstanding and no preferred

3

shares issued and outstanding. All issued and outstanding shares are legally issued, fully paid and non-assessable and are not issued in violation of the preemptive or other rights of any person. FRIENDLY AUTO DEALERS has no agreements contemplating the issuance of any additional securities, warrants or options by FRIENDLY AUTO DEALERS.

Section 1.3   Subsidiaries.   FRIENDLY AUTO DEALERS has no subsidiaries.

Section 1.4   Tax Matters: Books and Records.

(a)   The available financial books and records of FRIENDLY AUTO DEALERS have been presented to SDI, and those presented financial books and records represent all of the available financial books and records in the possession of the FRIENDLY AUTO DEALERS executive team; and

(b)   Upon information and belief, FRIENDLY AUTO DEALERS has no liabilities with respect to the payment of any federal, state, county, or local taxes (including any deficiencies, interest or penalties).

(c)   At or prior to closing, all of the outstanding liabilities of FRIENDLY AUTO DEALERS known by FRIENDLY AUTO DEALERS to exist during the term of office of the current officers, shall be satisfied, cancelled, or otherwise extinguished so that there shall be no known outstanding debts or liabilities in FRIENDLY AUTO DEALERS. The PARTIES understand that there may be some outstanding accounts payable as of the date of CLOSING that are incidental to the daily operations of FRIENDLY AUTO DEALERS, and as to those incidental accounts payable, FRIENDLY AUTO DEALERS disclosed the nature and amount of those items to SDI.

Section 1.5   Litigation and Proceedings.   There are no known actions, suits, proceedings or investigations pending or threatened by or against or affecting FRIENDLY AUTO DEALERS or its properties, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind that would have a Material adverse affect on the business, operations, financial condition or income of FRIENDLY AUTO DEALERS. FRIENDLY AUTO DEALERS is not in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality or of any circumstances which, after reasonable investigation, would result in the discovery of such a default.

Section 1.6   Material Contract Defaults.   FRIENDLY AUTO DEALERS is not in default in any Material respect under the terms of any outstanding contract, agreement, lease or other commitment which is Material to the business, operations, properties, assets or condition of FRIENDLY AUTO DEALERS, and there is no event of default in any Material respect under any such contract, agreement, lease or other commitment in respect of which FRIENDLY AUTO DEALERS has not taken adequate steps to prevent such a default from occurring.

Section 1.7   Information. The information concerning FRIENDLY AUTO DEALERS as set forth in this Agreement and in the attached FRIENDLY AUTO DEALERS Disclosure Schedule is complete and accurate in all Material respects and does not contain any untrue statement of a Material fact or omit to state a Material fact required to make the statements made in light of the circumstances under which they were made, not misleading.

Section 1.8   Title and Related Matters. FRIENDLY AUTO DEALERS has title to no

4

assets.

Section 1.9 **Contracts.** On the Closing Date, other than those agreements and disclosures contained in this Agreement:

(a) There are no Material contracts, agreements franchises, license agreements, or other commitments to which FRIENDLY AUTO DEALERS is a party or by which it or any of its properties are bound exclusive of the pledge of the Company's assets pursuant to Section 5.6.

(b) FRIENDLY AUTO DEALERS is not a party to any contract, agreement, commitment or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award Materially and adversely affects, or in the future may (as far as FRIENDLY AUTO DEALERS can now foresee) Materially and adversely affect, the business, operations, properties, assets or conditions of FRIENDLY AUTO DEALERS; and

(c) FRIENDLY AUTO DEALERS is not a party to any Material oral or written: (i) profit sharing, bonus, deferred compensation, severance pay, pension benefit or retirement plan, agreement or arrangement covered by Title IV of the Employee Retirement Income Security Act, as amended; (ii) Material agreement, contract or indenture relating to the borrowing of money; (iii) Material guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection and other guaranties, of obligations, which, in the aggregate exceeds $100,000; (iv) Material consulting or other contract with an unexpired term of more than one year or providing for payments in excess of $100,000 in the aggregate; (v) collective bargaining agreement; (vi) Material contract, agreement or other commitment involving payments by it for more than $100,000 in the aggregate.

Section 1.10 **Compliance With Laws and Regulations.** To the best of FRIENDLY AUTO DEALERS' knowledge and belief, FRIENDLY AUTO DEALERS has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not Materially and adversely affect the business, operations, properties, assets or condition of FRIENDLY AUTO DEALERS or would not result in FRIENDLY AUTO DEALERS incurring Material liability.

Section 1.11 **Insurance.** FRIENDLY AUTO DEALERS currently has no insurance policies of any kind in effect.

Section 1.12 **Approval of Agreement.** As of the Closing the directors of FRIENDLY AUTO DEALERS shall have authorized the execution and delivery of the Agreement by and have approved the transactions contemplated hereby.

Section 1.13 **Material Transactions or Affiliations.** At and as of the Closing, subject to the terms of this Agreement and the disclosures, covenants and warranties made herein, there are no Material contracts or agreements of arrangement between FRIENDLY AUTO DEALERS and any person, who was at the time of such contract, agreement or arrangement an officer, director or person owning of record, or known to beneficially own ten percent (10%) or more of the issued and outstanding Common Shares of FRIENDLY AUTO DEALERS and which is to be performed in whole or in part after the date hereof. FRIENDLY AUTO DEALERS has no commitment, whether written or oral, to lend any funds to, borrow any money from or enter into Material transactions with any such affiliated person.

Section 1.14 **No Conflict With Other Instruments.** The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any

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term or provision of, or constitute an event of default under, any Material indenture, mortgage, deed of trust or other Material contract, agreement or instrument to which FRIENDLY AUTO DEALERS is a party or to which any of its properties or operations are subject

Section 1.15   Financial Statements. All available FRIENDLY AUTO DEALERS accounting and financial reports are available at www.sec.gov.

ARTICLE II
REPRESENTATIONS, COVENANTS AND WARRANTIES OF SDI

As an inducement to, and to obtain the reliance of FRIENDLY AUTO DEALERS, SDI represents and warrants as follows:

Section 2.1   Organization. SDI is a corporation duly organized, validly existing and in good standing under the laws of California and has the corporate power and is duly authorized, qualified, franchised and licensed under all applicable laws, regulations, ordinances and orders of public authorities to own all of its properties and assets and to carry on its business in all Material respects as it is now being conducted, including qualification to do business as a foreign entity in the country or states in which the character and location of the assets owned by it or the nature of the business transacted by it requires qualification. Included in Section 2.1 of the SDI Disclosure Schedule (as hereinafter defined) are complete and correct copies of the certificate of good standing, articles of incorporation, bylaws and amendments thereto as in effect on the date hereof. The execution and delivery of this Agreement does not and the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof will not, violate any provision of SDI's certificate of incorporation or bylaws. SDI has full power, authority and legal right and has taken all action required by law, its articles of incorporation, bylaws or otherwise to authorize the execution and delivery of this Agreement.

Section 2.2   Capitalization. The authorized capitalization of SDI consists of 1,000 common shares, $.001 par value and no preferred shares. As of the Closing Date, there shall be 1,000 common shares issued and outstanding. All issued and outstanding common shares have been legally issued, fully paid, are non-assessable and not issued in violation of the preemptive rights of any other person. SDI has no other securities, warrants or options authorized or issued other than as described on the schedule attached hereto. A true and accurate list of the SDI shareholders is included in Section 2.2 of the SDI Disclosure Schedule.

Section 2.3   Subsidiaries. SDI has no subsidiaries.

Section 2.4   Tax Matters; Books & Records

(a)   The books and records, financial and others, of SDI are in all Material respects complete and correct and have been maintained in accordance with good business accounting practices; and

(b)   SDI has no liabilities with respect to the payment of any country, federal, state, county, local or other taxes (including any deficiencies, interest or penalties).

(c)   SDI shall remain responsible for all debts incurred prior to the Closing Date.

Section 2.5   Information. The information concerning SDI as set forth in this Agreement and in the attached SDI Disclosure Schedule is complete and accurate in all Material respects and does

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not contain any untrue statement of a Material fact or omit to state a Material fact required to make the statements made, in light of the circumstances under which they were made, not misleading.

Section 2.6   Title and Related Matters.   SDI has good and marketable title to and is the sole and exclusive owner of all of its properties, patent assignments (both issued and pending), inventory, interests in properties and assets, real and personal (collectively, the "Assets") free and clear of all liens, pledges, charges or encumbrances.   All SDI assets are listed in Section 2.6 of the SDI Disclosure Schedule.   Except as set forth in Section 2.6(a) of the SDI Disclosure Schedule, SDI owns free and clear of any liens, claims, encumbrances, royalty interests or other restrictions or limitations of any nature whatsoever and all procedures, techniques, marketing plans, business plans, methods of management or other information utilized in connection with SDI's business.   No third party has any right to, and SDI has not received any notice of infringement of or conflict with asserted rights of others with respect to any product, technology, data, trade secrets, know-how, proprietary techniques, trademarks, service marks, trade names or copyrights which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Materially adverse affect on the business, operations, financial conditions or income of SDI or any Material portion of its properties, assets or rights.

Section 2.7   Litigation and Proceedings.   There are no actions, suits or proceedings pending or threatened by or against or affecting SDI, at law or in equity, before any court or other governmental agency or instrumentality, domestic or foreign or before any arbitrator of any kind that would have a Material adverse effect on the business, operations, financial condition, income or business prospects of SDI.   SDI does not have any knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental agency or instrumentality.

Section 2.8   Contracts.   On the Closing Date, SDI is not a party to any contract, agreement, commitment or instrument or subject to any charter or other corporate restriction or any judgment, order, writ, injunction, decree or award which Materially and adversely affects, or in the future may (as far as SDI can now foresee) Materially and adversely affect, the business, operations, properties, assets or conditions of SDI.

Section 2.9   No Conflict With Other Instruments. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of, or constitute an event of default under, any Material indenture, mortgage, deed of trust or other Material contract, agreement or instrument to which SDI is a party or to which any of its properties or operations are subject.

Section 2.10   Material Contract Defaults.   To the best of SDI's knowledge and belief, it is not in default in any Material respect under the terms of any outstanding contract, agreement, lease or other commitment which is Material to the business, operations, properties, assets or condition of SDI, and there is no event of default in any Material respect under any such contract, agreement, lease or other commitment in respect of which SDI has not taken adequate steps to prevent such a default from occurring.

Section 2.11   Governmental Authorizations.   SDI has all licenses, franchises, permits and other governmental authorizations that are legally required to enable it to conduct its business operations in all Material respects as conducted on the date hereof. Except for compliance with federal and state securities or corporation laws, no authorization, approval, consent or order of, or registration, declaration or filing with, any court or other governmental body is required in connection with the execution and delivery by SDI of the transactions contemplated hereby.

Section 2.12   Compliance with Laws and Regulations.   SDI has complied with all applicable statutes and regulations of any federal, state or other governmental entity or agency thereof, except to the extent that noncompliance would not Materially and adversely affect the business, operations, properties, assets or condition of SDI or would not result in SDI's incurring any Material liability.

Section 2.13   Insurance.   All of the insurable properties of SDI are insured for SDI's benefit under valid and enforceable policy or policies containing substantially equivalent coverage and will be outstanding and in full force at the Closing Date.

Section 2.14   Approval of Agreement.   The directors and shareholders of SDI have authorized the execution and delivery of the Agreement and have approved the transactions contemplated hereby.

Section 2.15   Material Transactions or Affiliations.   As of the Closing Date, there will exist no Material contract, agreement or arrangement between SDI and any person who was at the time of such contract, agreement or arrangement an officer, director or person owning of record, or known by SDI to own beneficially, ten percent (10%) or more of the issued and outstanding Common Shares of SDI and which is to be performed in whole or in part after the date hereof. SDI has no commitment, whether written or oral, to lend any funds to, borrow any money from or enter into any other Material transactions with, any such affiliated person.

Section 2.16   Access to Information.   SDI has received or had access to all documents, records and other information pertaining to its investment in the FRIENDLY AUTO DEALERS Common Stock that it has requested, including documents filed by FRIENDLY AUTO DEALERS under the Exchange Act, and has been given the opportunity to meet or have telephonic discussions with the FRIENDLY AUTO DEALERS representatives, to ask questions of them, to receive answers concerning the terms and conditions of this investment and to obtain information that FRIENDLY AUTO DEALERS possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information provided to the SDI shareholders.

Section 2.17   Manner of Sale.   At no time was SDI presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising relating to FRIENDLY AUTO DEALERS or any investment in FRIENDLY AUTO DEALERS common stock.

ARTICLE III
EXCHANGE PROCEDURE AND OTHER CONSIDERATION

Section 3.1   Delivery of SDI and FRIENDLY AUTO DEALERS Common Stock Securities.   On the Closing Date, FRIENDLY AUTO DEALERS shall issue two hundred and fifty million, five hundred and twenty three thousand, three hundred and thirty three (250,523,333) restricted common shares ("FRIENDLY AUTO DEALERS Closing Shares") representing, post-issuance of the Closing Shares, 85.00% of the total number of issued and outstanding FRIENDLY AUTO DEALERS common shares to SDI and the SDI shareholders shall tender in transferable and assignable condition to FRIENDLY AUTO DEALERS, all 1,000 common shares representing 100% of the issued and outstanding shares of SDI (the "SDI Closing Shares").

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The PARTIES are acquiring the respective shares to be issued for their own account and without a view to any distribution or resale thereof, other than a distribution or resale which, in the opinion of counsel for such Shareholder (which opinion shall be satisfactory in form and substance to the PARTIES), may be made without violating the registration provisions of the Securities Act of 1933, as amended (the "1933 Act") or any applicable blue sky laws. Each designee Shareholder acknowledges that the shares are "restricted securities" within the meaning of Rule 144 under the 1933 Act and have not been registered under the 1933 Act or any state securities laws and thereafter must be held indefinitely unless they are subsequently registered under the 1933 Act or an exemption from such registration is available. The Parties are under no obligation to register the shares of Stock under the 1933 Act or any state securities law or to take any action that would make available an exemption from such registration.

There shall be endorsed on the certificates evidencing the shares of Stock delivered at Closing a legend substantially similar to the following:

"THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE '1933 ACT') OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND ARE 'RESTRICTED SECURITIES' AS DEFINED BY RULE 144 UNDER THE 1933 ACT. THE SHARES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR DISTRIBUTED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT REGISTERING THE SHARES UNDER THE 1933 ACT AND THE SECURITIES LAWS OF ANY STATE REQUIRING SUCH REGISTRATION, OR IN LIEU THEREOF, AN OPINION OF COUNSEL, WHICH OPINION IS SATISFACTORY TO THE ISSUER OF THE SHARES, TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACTS. WITHOUT LIMITING THE FOREGOING, THE SHARES MAY NOT BE SOLD WITHIN TWELVE MONTHS AFTER THE DATE OF THIS CERTIFICATE WITHOUT AN OPINION OF COUNSEL, WHICH OPINION IS SATISFACTORY TO THE ISSUER, THAT SUCH SALE DOES NOT VIOLATE THE CALIFORNIA CORPORATE SECURITIES LAW OF 1968, AS AMENDED, OR THE RULES AND REGULATIONS THEREUNDER."

Except under certain limited circumstances, the above restrictions on the transfer of the shares of Stock will also apply to any and all shares of capital stock or other securities issued or otherwise acquired with respect to such shares, including, without limitation, shares and securities issued or acquired as a result of any stock dividend, stock split or exchange or any distribution of shares or securities pursuant to any corporate reorganization, reclassification or similar event.

Section 3.2   Additional Obligations. FRIENDLY AUTO DEALERS, by and through its board of directors and majority shareholders also agree prior to the closing ("Closing") to take the following actions as additional consideration for the transactions contemplated herein: resolve to amend the articles of incorporation to (i) change the name of FRIENDLY AUTO DEALERS to THERAPEUTIC SOLUTIONS INTERNATIONAL, INC.; and, (ii) increase the number of authorized shares of FRIENDLY AUTO DEALERS, INC. to seven hundred million (700,000,000) shares. It is agreed that as soon as possible after the execution hereof, FRIENDLY AUTO DEALERS will conduct special meetings of its board of directors and shareholders consistent with the Nevada Revised Statutes and execute the necessary board and shareholder resolutions. After the aforementioned meetings are held and the appropriate consents and resolutions are duly executed, FRIENDLY AUTO DEALERS shall then file with the Securities and Exchange Commission and FINRA the necessary preliminary and definitive proxy statements to accomplish the foregoing acts and any other reports required under the SEC Act to complete this transaction.

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Section 3.3   Other Events Prior to Closing. Upon execution hereof or as soon thereafter as practical, management of FRIENDLY AUTO DEALERS and SDI shall execute, acknowledge and deliver (or shall cause to be executed, acknowledged and delivered) any and all certificates, opinions, financial statements, schedules, agreements, resolutions rulings or other instruments required by this Agreement to be so delivered, together with such other items as may be reasonably requested by the parties hereto and their respective legal counsel in order to effectuate or evidence the transactions contemplated hereby, subject only to the conditions to Closing referenced herein below.

Section 3.4   Closing. The closing ("Closing") of the transactions contemplated by this Agreement shall be on or before January 31, 2010 ("Closing Date"), unless the PARTIES mutually agree otherwise in writing. The Closing shall not terminate the rights of the FRIENDLY AUTO DEALERS Shareholders under this Agreement.

Section 3.5   Termination.

(a)   This Agreement may be terminated by the board of directors or majority interest of Shareholders of either FRIENDLY AUTO DEALERS or SDI, respectively, at any time prior to the Closing Date of the Termination Date if:

> (i)   there shall be any action or proceeding before any court or any governmental body which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement and which, in the judgment of such board of directors, made in good faith and based on the advice of its legal counsel, makes it inadvisable to proceed with the exchange contemplated by this Agreement; or

> (ii)   any of the transactions contemplated hereby are disapproved by any regulatory authority whose approval is required to consummate such transactions.

In the event of termination pursuant to this paragraph (a) of this Section 3.5, no obligation, right, or liability shall arise hereunder and each Party shall bear all of the expenses incurred by it in connection with the negotiation, drafting and execution of this Agreement and the transactions herein contemplated.

(b)   This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of FRIENDLY AUTO DEALERS, if SDI shall fail to comply in any Material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of SDI contained herein shall be inaccurate in any Material respect, which noncompliance or inaccuracy is not cured after 10 days written notice thereof is given to SDI. If this Agreement is terminated pursuant to this paragraph (b) of this Section 3.5, this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

(c)   This Agreement may be terminated at any time prior to the Closing Date by action of the board of directors of SDI, if FRIENDLY AUTO DEALERS shall fail to comply in any Material respect with any of its covenants or agreements contained in this Agreement or if any of the representations or warranties of FRIENDLY AUTO DEALERS contained herein shall be inaccurate in any Material respect, which noncompliance or inaccuracy is not cured after 10 days written notice thereof is given to FRIENDLY AUTO DEALERS. If this Agreement is terminated pursuant to this paragraph (d) of this Section 3.5, this Agreement shall be of no further force or effect and no obligation, right or liability shall arise hereunder.

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Section 3.6   Directors of FRIENDLY AUTO DEALERS After Acquisition.   Upon the Closing Date, all members of the Board of Directors of FRIENDLY AUTO DEALERS shall resign in all capacities effective at Close and acknowledge they have no claims against the Company for any compensation, in any form whatsoever.   In addition, such directors shall appoint new officers and directors as designated by SDI at or prior to closing.

Section 3.7   Officers of FRIENDLY AUTO DEALERS.   Upon the Closing Date, all Officers of FRIENDLY AUTO DEALERS shall resign in all capacities effective at Close and execute a release acknowledging that the Company does not owe them any compensation or other payment.

ARTICLE IV
SPECIAL MATERIAL COVENANTS

Section 4.1   Access to Properties and Records.   Prior to closing, FRIENDLY AUTO DEALERS and SDI will each afford to the officers and authorized representatives of the other full access to the properties, books and records of each other, in order that each may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of the other and each will furnish the other with such additional financial and operating data and other information as to the business and properties of each other, as the other shall from time to time reasonably request.

Section 4.2   Third Party Consents.   FRIENDLY AUTO DEALERS and SDI agree to cooperate with each other in order to obtain any required third party consents to this Agreement and the transactions herein contemplated.

Section 4.3   Actions Prior and Subsequent to Closing.

(a)   From and after the date of this Agreement until the Closing Date, except as permitted or contemplated by this Agreement, FRIENDLY AUTO DEALERS and SDI will each use its best efforts to:

    (i)   maintain and keep its properties in states of good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty;

    (ii)   maintain in full force and effect insurance comparable in amount and in scope of coverage to that now maintained by it;

    (iii)   perform in all Material respects all of its obligations under Material contracts, leases and instruments relating to or affecting its assets, properties and business;

(b)   From and after the date of this Agreement until the Closing Date, FRIENDLY AUTO DEALERS will not, without the prior consent of SDI:

    (i)   except as otherwise specifically set forth herein, make any change in its articles of incorporation or bylaws;

    (ii)   declare or pay any dividend on its outstanding common shares, except as may otherwise be required by law, or effect any stock split or otherwise

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change its capitalization, except as provided herein;

(iii) enter into or amend any employment, severance or agreements or arrangements with any directors or officers;

(iv) grant, confer or award any options, warrants, conversion rights or other rights not existing on the date hereof to acquire any common shares; or

(v) purchase or redeem any common shares.

Section 4.4 Indemnification.

(a) FRIENDLY AUTO DEALERS hereby agrees to indemnify SDI, each of the officers, agents and directors and current shareholders of SDI, as of the Closing Date, against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject to or rising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement for a period of one year; and

(b) SDI hereby agrees to indemnify FRIENDLY AUTO DEALERS, each of the officers, agents, directors and current shareholders of FRIENDLY AUTO DEALERS as of the Closing Date against any loss, liability, claim, damage or expense (including, but not limited to, any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claim whatsoever), to which it or they may become subject to or arising out of or based on any inaccuracy appearing in or misrepresentation made in this Agreement. The indemnification provided for in this paragraph shall survive the Closing and consummation of the transactions contemplated hereby and termination of this Agreement for a period of one year.


ARTICLE V
CONDITIONS PRECEDENT TO OBLIGATIONS OF SDI


The obligations of SDI under this Agreement are subject to the satisfaction, at or before the Closing Date, of the following conditions:

Section 5.1 Accuracy of Representations. The representations and warranties made by FRIENDLY AUTO DEALERS in this Agreement were true when made and shall be true at the Closing Date with the same force and effect as if such representations and warranties were made at the Closing Date (except for changes therein permitted by this Agreement), and FRIENDLY AUTO DEALERS shall have performed or complied with all covenants and conditions required by this Agreement to be performed or complied with by FRIENDLY AUTO DEALERS prior to or at the Closing.

Section 5.2 Director Approval. The Board of Directors of FRIENDLY AUTO DEALERS and SDI shall each have approved this Agreement and the transactions contemplated herein.


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Section 5.3   Officer's Certificate.   SDI shall have been furnished with a certificate dated the Closing Date and signed by a duly authorized officer of FRIENDLY AUTO DEALERS to the effect that: (a) the representations and warranties of FRIENDLY AUTO DEALERS set forth in the Agreement and in all Exhibits, Schedules and other documents furnished in connection herewith are in all Material respects true and correct as if made on the Effective Date; (b) FRIENDLY AUTO DEALERS has performed all covenants, satisfied all conditions, and complied with all other terms and provisions of this Agreement to be performed, satisfied or complied with by it as of the Effective Date; (c) since such date and other than as previously disclosed to SDI, FRIENDLY AUTO DEALERS has not entered into any Material transaction other than transactions which are usual and in the ordinary course if its business; (d) the balance remaining on the Convertible Debentures set forth on Schedule 1.4 are true and correct as of the Effective Date; and (e) no litigation, proceeding, investigation or inquiry is pending or, to the best knowledge of FRIENDLY AUTO DEALERS, threatened, which might result in an action to enjoin or prevent the consummation of the transactions contemplated by this Agreement or, to the extent not disclosed in the FRIENDLY AUTO DEALERS Schedules, by or against FRIENDLY AUTO DEALERS which might result in any Material adverse change in any of the assets, properties, business or operations of FRIENDLY AUTO DEALERS.

Section 5.4   No Material Adverse Change.   Prior to the Closing Date, there shall not have occurred any Material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any Material adverse change in the financial condition, business or operations of FRIENDLY AUTO DEALERS.

Section 5.5   Liabilities. FRIENDLY AUTO DEALERS agrees that at or prior to Closing, it shall satisfy all of its outstanding obligations known by FRIENDLY AUTO DEALERS to exist during the term of office of the current officers, so that post closing FRIENDLY AUTO DEALERS shall have no known outstanding liabilities except for those incidental accounts payable that are necessary for the daily operations of FRIENDLY AUTO DEALERS, and as to those accounts payable, FRIENDLY AUTO DEALERS disclosed the nature and amounts to SDI.

Section 5.6   Assumption of Liability.   All SDI Obligations shall be listed in full in Section 5.6 of the SDI Disclosure Schedule. FRIENDLY AUTO DEALERS shall not assume any liability that is not disclosed in the SDI Disclosure Schedule.

Section 5.7   Other Items.   SDI shall have received such further documents, certificates or instruments relating to the transactions contemplated hereby as SDI may reasonably request.


ARTICLE VI
CONDITIONS PRECEDENT TO OBLIGATIONS OF FRIENDLY AUTO DEALERS


The obligations of FRIENDLY AUTO DEALERS under this Agreement are subject to the satisfaction, at or before the Closing date (unless otherwise indicated herein), of the following conditions:

Section 6.1   Accuracy of Representations. The representations and warranties made by SDI in this Agreement were true when made and shall be true as of the Closing Date (except for changes therein permitted by this Agreement) with the same force and effect as if such representations and warranties were made at and as of the Closing Date. SDI shall have performed and complied with all covenants and conditions required by this Agreement to be performed or complied with by SDI prior to or at the Closing. FRIENDLY AUTO DEALERS shall have been furnished with a certificate, signed by a duly authorized executive officer of SDI and dated the Closing Date, to the foregoing effect.

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Section 6.2 Director Approval. The Board of Directors of SDI shall have approved this Agreement and the transactions contemplated herein.

Section 6.3 Officer's Certificate. FRIENDLY AUTO DEALERS shall be furnished with a certificate dated the Closing Date and signed by a duly authorized officer of SDI to the effect that: (a) the representations and warranties of SDI set forth in the Agreement and in all Exhibits, Schedules and other documents furnished in connection herewith are in all Material respects true and correct as if made on the Effective Date; and (b) SDI had performed all covenants, satisfied all conditions, and complied with all other terms and provisions of the Agreement to be performed, satisfied or complied with by it as of the Effective Date.

Section 6.4 No Material Adverse Change. Prior to the Closing Date, there shall not have occurred any Material adverse change in the financial condition, business or operations of nor shall any event have occurred which, with the lapse of time or the giving of notice, may cause or create any Material adverse change in the financial condition, business or operations of SDI.

ARTICLE VII
MISCELLANEOUS

Section 7.1 Brokers and Finders. Each Party hereto hereby represents and warrants that it is under no obligation, express or implied, to pay certain finders in connection with the bringing of the Parties together in the negotiation, execution, or consummation of this Agreement. The Parties each agree to indemnify the other against any claim by any third person for any commission, brokerage or finder's fee or other payment with respect to this Agreement or the transactions contemplated hereby based on any alleged agreement or understanding between the indemnifying party and such third person, whether express or implied from the actions of the indemnifying party.

Section 7.2 Law, Forum and Jurisdiction. This Agreement shall be construed and interpreted in accordance with the laws of the State of California, United States of America. Any legal action taken to construe or enforce this Agreement shall be in the Courts of the State of California, County of San Diego.

Section 7.3 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if personally delivered to it or sent by registered mail or certified mail, postage prepaid, or by prepaid telegram addressed as follows:

If to FRIENDLY AUTO DEALERS:

> Gerry Berg
> FRIENDLY AUTO DEALERS, INC..
> 4132 South Rainbow Boulevard, Suite 513
> Las Vegas, Nevada 89103

With a copy to:

> Mailander Law Office, Inc.
> 835 5th Avenue, Suite 312

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San Diego, California 92101

If to SDI:

Timothy Dixon
SDI, INC.
4093 Oceanside Blvd. Suite B
Oceanside, California 92056

or such other addresses as shall be furnished in writing by any Party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date so delivered, mailed or telegraphed.

Section 7.5 **Confidentiality**. Each Party hereto agrees with the other Party that, unless and until the transactions contemplated by this Agreement have been consummated, they and their representatives will hold in strict confidence all data and information obtained with respect to another Party or any subsidiary thereof from any representative, officer, director or employee, or from any books or records or from personal inspection, of such other Party, and shall not use such data or information or disclose the same to others, except: (i) to the extent such data is a matter of public knowledge or is required by law to be published; and (ii) to the extent that such data or information must be used or disclosed in order to consummate the transactions contemplated by this Agreement.

Section 7.6 **Schedules; Knowledge**. Each Party is presumed to have full knowledge of all information set forth in the other Party's respective disclosure schedules delivered pursuant to this Agreement.

Section 7.7 **Third Party Beneficiaries**. This contract is being executed by and between FRIENDLY AUTO DEALERS and SDI; however, and except as specifically provided, no director, officer, stockholder, employee, agent, independent contractor or any other person or entity shall be deemed to be a third party beneficiary of this Agreement.

Section 7.8 **Entire Agreement**. This Agreement represents the entire agreement between the Parties relating to the subject matter hereof. This Agreement alone fully and completely expresses the agreement of the Parties relating to the subject matter hereof. There are no other courses of dealing, understanding, agreements, representations or warranties, written or oral, except as set forth herein. This Agreement may not be amended or modified, except by a written agreement signed by all Parties hereto.

Section 7.9 **Survival; Termination**. The representations, warranties and covenants of the respective Parties shall survive the Closing Date and the consummation of the transactions herein contemplated for 18 months.

Section 7.10 **Counterparts**. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which taken together shall be but a single instrument.

Section 7.11 **Amendment or Waiver**. Every right and remedy provided herein shall be cumulative with every other right and remedy, whether conferred herein, at law, or in equity, and may be enforced concurrently herewith, and no waiver by any party of the performance of any obligation by the other shall be construed as a waiver of the same or any other default then, theretofore, or thereafter occurring or existing. At any time prior to the Closing Date, this Agreement may be amended by a

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writing signed by all Parties hereto, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the Party or Parties for whose benefit the provision is intended.

Section 7.12   Expenses.   Each Party herein shall bear all of their respective costs and expenses incurred in connection with the negotiation of this Agreement and in the consummation of the transactions provided for herein and the preparation thereof.

Section 7.13   Headings; Context.   The headings of the sections and paragraphs contained in this Agreement are for convenience of reference only and does not form a part hereof and in no way modify, interpret or construe the meaning of this Agreement.

Section 7.14   Benefit.   This Agreement shall be binding upon and shall inure only to the benefit of the Parties hereto, and their permitted assigns hereunder. Any Party shall not assign this Agreement without the prior written consent of the other Party.

Section 7.15   Public Announcements. Except as may be required by law, neither Party shall make any public announcement or filing with respect to the transactions provided for herein without the prior written authorization of the other party hereto.

Section 7.16   Severability.   In the event that any particular provision or provisions of this Agreement or the other agreements contained herein shall for any reason hereafter be determined to be unenforceable, or in violation of any law, governmental order or regulation, such unenforceability or violation shall not affect the remaining provisions of such agreements, which shall continue in full force and effect and be binding upon the respective parties hereto.

Section 7.17   Failure of Conditions; Termination. In the event of any of the conditions specified in this Agreement shall not be fulfilled on or before the Closing Date, either of the Parties have the right either to proceed or, upon prompt written notice to the other, to terminate and rescind this Agreement.

Section 7.18   No Strict Construction. The language of this Agreement shall be construed as a whole, according to its fair meaning and intent, and not strictly for or against either Party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof.

Section 7.19   Execution Knowing and Voluntary. In executing this Agreement, the Parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprised by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; and (c) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind.

Section 7.20   Amendment.   At any time after the Closing Date, this Agreement may be amended by a writing signed by both parties, with respect to any of the terms contained herein, and any term or condition of this Agreement may be waived or the time for performance hereof may be extended by a writing signed by the Party or Parties for whose benefit the provision is intended.

Section 7.21   Tax Consequences. Each party acknowledges that it has had the opportunity to consult and be advised by its own respective tax counsel and/or accountant with respect to any tax consequences arising from the execution and consummation of this Agreement.

16

IN WITNESS WHEREOF, the corporate parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, and entered into as of the date first above written.

ATTEST: FRIENDLY AUTO DEALERS, INC.

November 16, 2010   By:

                                             Name: GERRY BERG

                                             Title: PRESIDENT

ATTEST: SPLINT DECISIONS INC.

November 16, 2010   By: _____

                                             Name: TIMOTHY DIXON

                                             Title: PRESIDENT

17

APPENDIX F

State of California
Secretary of State

CERTIFICATE OF STATUS

ENTITY NAME:

SPLINT DECISIONS INC.

FILE NUMBER:	C3318267
FORMATION DATE:	09/21/2010
TYPE:	DOMESTIC CORPORATION
JURISDICTION:	CALIFORNIA
STATUS:	ACTIVE (GOOD STANDING)

I, DEBRA BOWEN, Secretary of State of the State of California, hereby certify:

The records of this office indicate the entity is authorized to exercise all of its powers, rights and privileges in the State of California.

No information is available from this office regarding the financial condition, business activities or practices of the entity.


THE GREAT SEAL OF THE STATE OF CALIFORNIA
EUREKA

IN WITNESS WHEREOF, I execute this certificate and affix the Great Seal of the State of California this day of November 15, 2010.

DEBRA BOWEN
Secretary of State

NP-25 (REV 1/2007)

RKS

OSP 06 99731

EXCLUSIVE LICENSE AGREEMENT

This Agreement is made October 22, 2010 by and between Boyd Research, Inc. (referred to as "LICENSOR"), a company organized and existing under the laws of California and having a principal place of business of at 7060 Via del Charro, Rancho Sante Fe, CA 92067 and Splint Decisions, Inc. ("LICENSEE"), a corporation organized and existing under the laws of California and having a principal place of business at 4093 Oceanside Blvd. Ste. B, Oceanside, CA 92056.

WHEREAS:

      A.   LICENSOR is the sole owner of all right, title, and interest in and to certain inventions, technology, know-how, patents and patent applications (see Exhibit A), relating to an The Total Splint System (the "Product"), and LICENSOR has all legal right, title and interest to grant the rights transferred under this Agreement.

      B.   LICENSOR and LICENSEE previously entered into an agreement dated September 30, 2010 entitled "Exclusive License Agreement" whereby LICENSOR granted LICENSEE exclusive license "to a multi-diagnostic, multi-therapeutic, one step mouthpiece system (patent pending)" attached hereto and incorporated herein by reference as Exhibit B. The Parties hereto now wish to amend that agreement to more fully describe Royalty compensation payable by LICENSEE to LICENSOR, and more completely describe the exclusive rights governing the inventions, technology, know-how, patents and patent applications granted by LICENSOR herein.

      C.   LICENSEE is desirous of acquiring from LICENSOR the exclusive worldwide rights title and interest to practice and utilize the aforesaid inventions, technology, know-how, patents and patent applications, including manufacturing and marketing the Product based upon the terms hereof;

      D.   LICENSOR is willing to grant such rights upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration for the mutual covenants and promises contained in this Agreement, the parties agree as follows:

1.   DEFINITIONS

      a.   The term "TECHNOLOGY," as used in this Agreement, shall mean all know-how, technical data, or other information of any kind regarding the design, manufacture, operation, use, or sale of any Product or other device for use in any field and incorporating or based on United States Patent Application # 61387548 "The Total Splint System" and Letters Patent No. 6,666,212 B2, foreign counterparts of this patent, or of the applications leading to such patents, any other patents now or hereafter owned or controlled by LICENSOR which would be infringed by LICENSEE in exercising its rights and license under this Agreement, or based on any products currently sold by LICENSOR, and any modification or improvements thereto made by LICENSOR or LICENSEE.

      b.   The terms "PRODUCT" and "PRODUCTS," as used in this Agreement, shall mean any and all items produced, used, and/or sold or otherwise commercialized by LICENSEE or its sub-licensees resulting from the use of any portion of the TECHNOLOGY or based on any portion of the TECHNOLOGY, and includes at least all products listed in LICENSOR's existing product list (Exhibit C).

c. The term "NEW PRODUCTS," as used in this Agreement, shall mean any of the PRODUCTS that are not listed in LICENSOR's existing product list (Exhibit C).

d. The term TERRITORY, as used in this Agreement shall mean the entire world.

2. GRANT OF TECHNOLOGY RIGHTS

a. Subject to the other terms and conditions set forth herein, LICENSOR hereby grants to LICENSEE an exclusive worldwide right and license to use, sell, manufacture, and otherwise to commercialize the TECHNOLOGY and/or PRODUCTS in all fields of use.

b. LICENSEE may file for additional patents or intellectual property rights on behalf of LICENSOR and in LICENSOR's name at its own expense in any country it so desires. LICENSEE will, where feasible in the reasonable judgment of LICENSEE, file for new patents for the use of the technology in all countries where any patents for the TECHNOLOGY have been previously granted or applied for.

c. Notwithstanding anything to the contrary, all rights to the patents or intellectual property rights now existing or to be obtained in the future, which are based on the TECHNOLOGY or PRODUCTS shall be the sole property of LICENSOR.

d. Within twenty (20) business days after the date of this Agreement LICENSOR shall disclose to LICENSEE any and all technical information and know-how then within the knowledge or possession of LICENSOR which was not already disclosed to LICENSEE and which would be helpful to LICENSEE in the manufacture, use or sale of the PRODUCT or in otherwise exploiting the subject matter of this Agreement. This disclosure shall take place at LICENSOR's offices.

3. WARRANTIES AND REPRESENTATIONS OF LICENSOR

a. LICENSOR warrants and represents that to the best of its knowledge it owns or has an exclusive right to the TECHNOLOGY and intellectual property rights listed in Exhibits A and B and that it is free to enter into this Agreement and that it has no knowledge of any suit, action, or claim instituted or threatened by a third party against any of these intellectual property rights.

b. LICENSOR represents, warrants, and covenants that it has not, and during the term of this Agreement will not, grant any other license for sale, use or manufacturing of the PRODUCTS in the TERRITORY.

c. LICENSOR agrees at its expense, to hold LICENSEE harmless from any liability that results from any breach by LICENSOR of these representations and warranties.

4. PAYMENTS AND OBLIGATIONS

a. LICENSEE agrees to pay all future costs for development, manufacturing, annuities, and all other future fees and costs in connection with patents issued or applications pending at the date of the execution of this Agreement, or any other future costs associated with PRODUCTS and all TECHNOLOGY. During the term of this Agreement, LICENSEE shall reimburse LICENSOR fully for any reasonable costs it incurs relative to the PRODUCTS or the TECHNOLOGY. Such costs of LICENSOR shall be billed to LICENSEE quarterly and paid to LICENSOR by LICENSEE within 90 days.

b.   LICENSEE shall pay an inception fee to LICENSOR of one hundred dollars ($100.00) that is payable immediately by LICENSEE to LICENSOR upon execution of this Agreement.

c.   LICENSEE covenants that it will, in good faith commit itself to a thorough vigorous, and diligent program of exploiting the PRODUCTS hereof in accordance with the best business customs of the applicable industry or industries, so that full utilization of the PRODUCTS will result. As evidence hereof, LICENSEE agrees to pay to LICENSOR minimum guaranteed Royalties equal to thirty percent (30%) of net monthly sales by LICENSEE from the use and sale of the PRODUCTS for the first year this Agreement is effective. Thereafter, LICENSEE agrees to pay to LICENSOR minimum guaranteed Royalties equal to ten percent (10%) of the net monthly sales by LICENSEE for the remaining life of the Patents issued and the Patents issuable upon approval of the U.S. Patent and Trademark Office for those Patent Applications submitted by LICENSOR as noted in Exhibit A. The monthly Royalties shall be paid in four equal quarterly installments and shall be paid in advance for each quarter on the first day of each quarter. No monthly Royalties shall be due and payable by LICENSEE to LICENSOR until the inception fee is completely paid.

d.   LICENSEE agrees to proceed as quickly as possible to develop and market the PRODUCTS and TECHNOLOGY as contemplated in this Agreement. If such product is not being manufactured and distributed within eighteen (18) months of the execution of this Agreement, all rights to such product shall revert to LICENSOR with no further rights for such product or obligation of LICENSOR to LICENSEE for such product or similar product. If such rights revert to LICENSOR, LICENSEE shall immediately turn over to LICENSOR all prototype, drawings, and all other research and development material and information or items developed by it relating to the product at no cost to LICENSOR.

e.   In the event that LICENSEE does not fulfill its guaranteed inception fee and/or minimum monthly Royalty payment obligations as set forth in this Agreement, LICENSOR shall have the right to consider such failure as constituting a material breach of this Agreement, and LICENSOR may, at its option, terminate this Agreement pursuant to Section 7 hereof.

f.   LICENSEE may, at its option, develop other NEW PRODUCTS utilizing the TECHNOLOGY and all per unit fees and minimum guarantees herein shall apply to any such PRODUCTS. Because they will utilize the TECHNOLOGY, the rights to all such PRODUCTS shall belong to LICENSOR, except as to such rights as are given to LICENSEE for existing PRODUCTS in this agreement. LICENSEE shall give written notice to LICENSOR whenever it develops such NEW PRODUCTS no later than 30 days prior to the first shipments of such NEW PRODUCTS.

g.   LICENSEE agrees that it will pay interest to LICENSOR on any and all amounts that are at any time overdue to LICENSOR at the rate of the legal rate then existing in the State of California from the date when payments are due and payable to the date of receipt of actual payment by LICENSOR.

h.   All monies payable hereunder shall be paid in United States Dollars at such location in the United States of America as LICENSOR may from time to time designate; provided that, if and insofar as any payment due and payable in United States Dollars is not at that time permitted by law or by reason of the decision of any competent authority in the country involved, then, in such other event, LICENSEE shall discharge its obligation for payment in such other currency and at such place as may be permitted and agreed to by LICENSOR.

5. RECORDS AND REPORTS

All correspondence to LICENSOR from LICENSEE shall be in English. LICENSEE shall keep proper books of account with reference to their use of the TECHNOLOGY and to all PRODUCTS that it may use or sell. LICENSEE shall provide LICENSOR with a quarterly report reconciled to its monthly Royalty payments. This report shall be in English and in a format acceptable to LICENSOR and LICENSEE. At least annually, LICENSEE shall provide to LICENSOR an annual report summarizing the quarterly reports of all of LICENSEE's manufacturing activities, sales, inventory, and related details of the PRODUCTS or TECHNOLOGY.

In case LICENSOR does not accept the statements of sales performed by LICENSEE and the parties cannot reach an agreement within thirty (30) days after LICENSOR's notification of disagreement, LICENSOR is authorized to have audited by a certified public accountant bound by professional secrecy the documents relevant for computing the fee. This auditor shall have the right to inspect all books and records of LICENSEE directly related to the Product its manufacturing or sale. The auditing costs shall be borne by LICENSOR unless the auditing proves the failure of LICENSEE to provide LICENSOR with correct statement of sales performed. In the latter case LICENSEE shall pay the costs of the auditing if the statement of sales is in error in excess of five percent (5%) of the amounts due to LICENSOR.

6. INFRINGEMENT OF LETTERS PATENTS BY THIRD PARTIES

a. Should LICENSOR or LICENSEE become aware of any infringement or alleged infringement of any LETTERS PATENTS covering any portion of the TECHNOLOGY, that party shall immediately notify the other party in writing of the name and address of alleged infringer, the alleged acts of infringement, and any available evidence of infringement. LICENSOR and LICENSEE agree to work jointly (on a best effort basis) to prevent any infringement and defend the patents upon which the TECHNOLOGY is based. The total expense of all such actions shall be borne equally by LICENSEE and LICENSOR on behalf of LICENSOR and all proceeds shall be for LICENSEE and LICENSOR's accounts pro rata to their respective expenses.

b. If, at any time during the term of this Agreement, LICENSOR or LICENSEE shall be unable to uphold the validity of any LETTERS PATENTS or other intellectual property rights against any alleged infringer, LICENSEE shall not have a damage claim or a claim for refund or reimbursement against LICENSOR.

c. LICENSEE agrees to defend the existing patents filed by LICENSOR or patents filed by LICENSOR that will be issued in the future to the best of their ability. However, if after a reasonable defense of any such patent the patent in any country is found to be invalid by the competent courts of that country, then LICENSEE shall have the right to reduce the annual minimum fees due to LICENSOR. This reduction in the annual minimum fees shall be done on a reasonable pro rata basis as mutually agreed between the parties. Such reduction shall apply to minimum payments due after the date of effectiveness of the final ruling invalidating such patent except that no refunds for past payments shall be due.

The rest of this page is left intentionally blank

7. TERM AND TERMINATION

a. With respect to the rights granted herein, this Agreement shall commence upon the executing hereof and, shall continue for one (1) year and then year to year thereafter until terminated according to this Section 7.

b. Upon completion of the first year's term of this Agreement LICENSEE has the right to cancel this Agreement with six (6) months prior written notice and shall have no liability for payment of fees or minimum guarantees as described hereinafter such six (6) month period, except as described herein. During said notice period, LICENSOR shall have the right to proceed immediately to pursue product exploitation on its own or to grant to others any rights which are the subject of this Agreement, but both LICENSOR'S own exploitation or the granting of license right to third parties shall only become effective after the date of termination.

c. Notwithstanding the provisions of Section 4g of this Agreement, if any payment to LICENSOR is in arrears for thirty (30) days after the due date, or if LICENSEE materially defaults in performing any of the other terms of this Agreement, and continues in default for a period of thirty (30) days, or if LICENSEE becomes insolvent or enters into an agreement with creditors, or if a receiver is appointed for it, LICENSOR shall have the right to terminate this Agreement by giving notice to LICENSEE. Thirty (30) days after such notice, this Agreement, if such default is not cured to LICENSOR's satisfaction, shall automatically terminate.

d. Subsequent to the termination of this Agreement, as provided or in sub-Sections 7a or 7b or 7c hereof, LICENSEE agrees that it will not engage in the use, sale, or other commercialization of the TECHNOLOGY and that it will not sell the PRODUCTS. Notwithstanding the foregoing, LICENSEE may, for up to ninety (90) days after the effective date of such termination, sell all PRODUCTS which may be in inventory and not sold; provided, however, LICENSEE provides any reports and payments required by Section 5 of this Agreement.

e. Upon termination of this Agreement, for any reason, nothing herein shall be construed to release either party of any obligation that matured prior to the effective date of such termination or which may continue beyond such termination, and any unpaid payments under this Agreement shall become immediately due and payable to LICENSOR.

8. TAXES, GOVERNMENTAL APPROVALS AND LIABILITY

a. LICENSEE shall be solely responsible for the payment and discharge of any taxes, duties, or withholdings relating to any transaction of LICENSEE in connection with the manufacture, use, sale, lease, or other commercialization of the TECHNOLOGY or the PRODUCTS, if done by LICENSEE. LICENSOR is solely responsible for any and all taxes, fees, etc. levied by the authorities because of being the inventor of the patented TECHNOLOGY, because of the receipt of any and all payment by third parties to LICENSOR because of the licensed TECHNOLOGY including but not limited to the fees payable under this Agreement.

b. LICENSEE shall, at its own expense, be responsible for applying for and obtaining any approvals, authorizations, or validations relative to this Agreement under the appropriate national laws or otherwise, including authorization for the remittances hereunder from the appropriate governmental authorities.

c. LICENSEE shall be responsible for all PRODUCT liability and PRODUCT warranty for any PRODUCTS manufactured for or by LICENSEE under this Agreement and shall insure this risk accordingly. LICENSEE further indemnifies LICENSOR for any and all claims brought against LICENSOR of which the cause of action was set by any act of LICENSEE related to any PRODUCTS covered by this Agreement.

9.   INDEPENDENCE OF THE PARTIES

        a.   This Agreement shall not constitute the designation of either party as the representative or agent of the other, nor shall either party by this Agreement have the right or authority to make any promise, guarantee, warranty, or representation, or to assume, create, or incur any liability or other obligation of any kind, express or implied, against or in the name of, or on behalf of, the other, except as described herein.

10.   ASSIGNMENT

        a.   LICENSEE shall not have the right to assign or otherwise transfer this Agreement and the rights acquired by LICENSEE hereunder, without the prior, written consent of LICENSOR which consent shall not be unreasonably withheld. If such written consent is given, such assignment or transfer shall not be deemed effective unless such assignee or transferee has agreed in writing to be bound by the terms and provisions of this Agreement.

        b.   LICENSOR shall not have the right to assign or otherwise transfer this Agreement and the rights herein, including rights acquired by LICENSOR herein, to receive payments, to any third party, without the prior written consent of LICENSEE which consent shall not be unreasonably withheld. Such assignment or transfer shall not be deemed effective unless such assignee or transferee has agreed in writing to be bound by the terms and provisions of this Agreement.

        c.   LICENSEE shall be free to sublicense others to manufacture, use or sell the PRODUCT under the licensed technology but shall remain bound to pay fees as per Section 4 of this Agreement.

11.   NOTICES

        a.   All notices, demands, and other communications under this Agreement shall be deemed to have been duly given and delivered one (1) day after sending, if sent by fax, telegram or telex, and ten days after posting, if sent by registered U.S. Mail, postage prepaid, to the parties at the following locations:

For LICENSOR:

7060 Via del Charro, Rancho Sante Fe, CA 92067

For LICENSEE:

4093 Oceanside Blvd. Ste. B, Oceanside, CA 92056

The parties hereto may give written notice of change of address, and, after such notice has been received, any notice of request shall thereafter be given to such party at the changed address.

12.   JURISDICTION; GOVERNING LAW

        a.   Any dispute, controversy or claim between the parties arising out of or in connection with this Contract (or related or subsequent agreements or amendments thereto), in particular (but not limited) as to its conclusion, existence, validity, interpretation, performance or non-performance, breach, termination the assessment of damages including claims in tort, whether arising before or after the termination of the Contract, shall be referred to and finally determined by three arbitrators appointed in accordance with the rules of arbitration of the American Arbitration Association in San Diego, California.

b.   This agreement shall be governed by, and construed in accordance with, the laws of the State of California, except that the Federal Laws of the United States of America shall apply to questions regarding the validity or infringement or enforceability of United States Federal Patent and Trademark rights relating in any way to this Agreement or the subject matter of this Agreement.

13.   ATTORNEY FEES

In the event there is a default under this Agreement and it becomes reasonably necessary for any party to employ the services of any attorney, either to enforce or terminate this Agreement, with or without arbitration, the losing party or parties to the controversy arising out of the default shall pay to the successful party or parties reasonable attorneys fees and, in addition, such costs and expenses as are incurred in enforcing or in terminating this Agreement.

14.   IDENTIFICATION OF TECHNOLOGY AND PRODUCTS

a.   LICENSEE agrees to mark the following with a patent number, (or United States or foreign patent number) in conformity with the patent laws and practice of the respective country:

1.   all PRODUCTS which are made, used, sold, leased, or otherwise disposed of;

2.   all packaging of all PRODUCTS, and

3.   all brochures, manuals, and documents describing the PRODUCTS which are to be used, sold, or distributed.

b.   Unless otherwise directed by LICENSOR, LICENSEE shall state in a manner acceptable to LICENSOR and approved by LICENSOR, in a prominent position on all materials and things specified in sub-Section 14a above, that the TECHNOLOGY is utilized and the PRODUCTS are manufactured and sold by LICENSEE under license from LICENSOR.

15.   GENERAL PROVISIONS

a.   The parties hereto have read this Agreement and agree to be bound by all its terms. The parties further agree that this Agreement shall constitute the complete and exclusive statement of the Agreement between them and supersedes all proposals, oral or written, and all other communications between them relating to the TECHNOLOGY and PRODUCTS, including but not limited to the inventions, technology, and know-how, which are the subject matter of this Agreement.

b.   No agreement changing, modifying, amending, extending, superseding, discharging, or terminating this Agreement or any provisions hereof shall be valid unless it is in writing and is dated and signed by duly authorized representatives of the party or parties to be charged.

c.   The provisions of this Agreement are severable, and in the event that any provisions of this Agreement shall be held to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

      d.   Failure of any of the parties hereto to enforce any of the provisions of this Agreement or any rights with respect thereto or to exercise any election provided for therein, shall in no way be considered a waiver of such provisions, rights, or election or in any way to affect the validity of this Agreement. No term or provision hereof shall be deemed waived and no breach excused, unless such waiver or consent shall be in writing and signed by the party claimed to have waived or consented. The failure by any of the parties hereto to enforce any of said provisions, rights, or elections shall not preclude or prejudice other provisions, rights, or elections which it may have under this Agreement. Any consent by any party to, or waiver of, a breach by the other, whether express or implied, shall not constitute a consent or waiver of, or excuse for any other, different or subsequent breach. All remedies herein conferred upon any party shall be cumulative and no one shall be exclusive of any other remedy conferred herein by law or equity.

      e.   Time is of the essence in the performance of each and every obligation and covenant imposed by this Agreement.

      f.   This Agreement shall be binding not only upon the parties hereto, but also upon without limitations thereto, their assignees, successors, heirs, devices, divisions, subsidiaries, officers, directors and employees.

      g.   There shall be no liability on either party on account of any loss, damage, or delay occasioned or caused by strikes, riots, fires, insurrection or the elements, embargoes, failure of carriers, acts of God or of the public enemy, compliance with any law, regulation or other governmental order, or any other causes beyond the control of either party, whether or not similar to the foregoing.

      h.   Except as provided elsewhere in this Agreement, all of the legal, accounting, and other miscellaneous expenses incurred in connection with this Agreement and the party who incurred the expense shall pay the performance of the various provisions of this Agreement.

      i.   All covenants, agreements, representations, and warranties made herein in writing in connection with this transaction shall survive after the closing date.

      j.   Headings used in this Agreement are for reference purposes only and shall not be deemed a part of this Agreement.

      k.   This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original all of which constitute one and the same agreement.

      l.   In any action for breach of this agreement or for any other cause of which neither party shall be liable to the other party for any indirect or consequential damages; provided, however, that this provision shall not be deemed to limit in any way LICENSEE's duty to indemnify LICENSOR for claims brought by third parties as set forth in Section 6 of this agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first mentioned above.

BOYD RESEARCH, INC., LICENSOR   SPLINT DECISIONS, INC., LICENSEE

By    By _____

JAMES BOYD, D.D.S., President   TIMOTHY DIXON, President

EXHIBIT A TO APPENDIX G

Exhibit A

To EXCLUSIVE LICENSE AGREEMENT BETWEEN BOYD RESEARCH, INC. & SPLINT DECISIONS, INC.

PATENTS/TRADEMARKS



US006666212B2

(12) **United States Patent**
Boyd, Sr.

(10) **Patent No.:** **US 6,666,212 B2**
(45) **Date of Patent:** **Dec. 23, 2003**

(54) **INTRAORAL DISCLUDER DEVICE AND METHOD FOR PREVENTING MIGRAINE AND TENSION HEADACHES AND TEMPOROMANDIBULAR DISORDERS**

(76) Inventor: **James P. Boyd, Sr.**, 710 Midori Ct., Solana Beach, CA (US) 92075

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 0 days.

(21) Appl. No.: **10/033,693**

(22) Filed: **Dec. 27, 2001**

(65) **Prior Publication Data**

US 2003/0121523 A1 Jul. 3, 2003

(51) **Int. Cl.**[7] **A61C 5/14**

(52) **U.S. Cl.** **128/859**; 128/861; 433/41

(58) **Field of Search** 128/846, 848, 128/859–862; 433/6, 41; 602/902

(56) **References Cited**

U.S. PATENT DOCUMENTS

2,694,397 A		11/1954	Herms	128/136
2,808,898 A		10/1957	Meyerhoefer	183/51
3,478,429 A		11/1969	Shilliday	32/14
3,513,838 A		5/1970	Foderick et al.	128/136
3,705,585 A	*	12/1972	Saffro	128/303.1
4,211,008 A		7/1980	Lerman	433/229
4,413,979 A	*	11/1983	Ginsburg	433/41
4,468,196 A		8/1984	Keller	433/24
4,559,013 A		12/1985	Amstutz et al.	433/22
4,624,640 A		11/1986	Tesini	433/71
4,773,853 A		9/1988	Kussick	433/6
4,798,534 A		1/1989	Breads	433/6
4,892,478 A		1/1990	Tateosian et al.	433/6
4,915,630 A		4/1990	Honig	433/215
4,920,984 A		5/1990	Furumichi et al.	128/861
4,997,182 A		3/1991	Kussick	272/95
5,031,611 A		7/1991	Moles	128/201
5,033,480 A		7/1991	Wiley et al.	128/861
5,067,896 A		11/1991	Korn	433/6
5,085,584 A		2/1992	Boyd	433/6
5,092,346 A		3/1992	Hays et al.	128/848
5,277,203 A		1/1994	Hays	128/861
5,503,552 A		4/1996	Diesso	433/37
5,513,656 A		5/1996	Boyd, Sr.	128/859
5,554,665 A		9/1996	Tateosian et al.	522/30
5,624,257 A		4/1997	Farrell	433/6
5,779,470 A		7/1998	Kussick	433/6
5,795,150 A		8/1998	Boyd	433/6
5,885,073 A		3/1999	Kussick	433/6
6,231,337 B1		5/2001	Boyd	433/6

* cited by examiner

Primary Examiner—Michael A. Brown
(74) *Attorney, Agent, or Firm*—Sheppard, Mullin Richter & Hampton LLP

(57) **ABSTRACT**

A semi-custom intraoral discluder device for preventing chronic tension and common migraine headaches and temporomandibular disorders that are caused or perpetuated by chronic activity of the temporalis muscle. The discluder includes a trough, contoured to encompass at least one maxillary or mandibular incisor, from which extends a protrusion, typically of a dome shape. The trough can be retained on the teeth by any adaptable material which can flow around the teeth and then maintain its shape. The adaptation of the retentive material can be performed by the end user, health care provider, or anyone trained in the art. Once in place in the wearer's mouth, one or two opposing incisor teeth will come into contact with the protrusion prior to the upper and lower posterior and/or canine teeth coming into contact, regardless of the position of the mandible, thereby reducing the intensity of the activity of the temporalis muscle.

20 Claims, 2 Drawing Sheets



20
22
2
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18



FIGURE 1



FIGURE 2



FIGURE 3



FIGURE 4



FIGURE 5



FIGURE 6



FIGURE 7



FIGURE 8



FIGURE 9

1

INTRAORAL DISCLUDER DEVICE AND METHOD FOR PREVENTING MIGRAINE AND TENSION HEADACHES AND TEMPOROMANDIBULAR DISORDERS

BACKGROUND OF THE INVENTION

The present invention relates generally to intraoral devices and, more particularly, to an intraoral discluder device for use in relieving tension headaches, common migraine headaches, and temporomandibular disorders.

Tension and muscle contraction headaches affect many people every day. The headaches are often recurring and, without effective treatment, can become very painful, restricting an individual's ability to think clearly and function effectively. The discomfort associated with tension and muscle contraction headaches is usually due to pain from strained and fatigued muscles of the head. The majority of the muscles of the human head are not sufficiently strong to elicit the type of pain and discomfort associated with tension and muscle contraction headaches. That is not the case with the temporalis muscle, however, which is located on the side of the skull and extends from just behind the eye to just behind the ear, and which is an extremely powerful muscle that functions to close or elevate the jaw.

Under normal circumstances, the temporalis muscle should not exert a large static force by contracting isometrically, except possibly during normal chewing. Inappropriate isometric contraction of temporalis muscle is commonly known as "clenching" and clinically known as myofascial dysfunction. Unfortunately, myofacial dysfunction is particularly difficult to detect or diagnose because the act of clenching is a relatively motionless act that is commonly done while a person is concentrating on another topic, or while sleeping.

As the muscular contraction condition of "clenching" continues, the muscle becomes fatigued and susceptible to spasm and cramping. The pain from spasming and cramping temporalis fibers is severe and is usually diagnosed as a common migraine. Individuals suffering from headaches, who seek the assistance of a physician, are usually treated with muscle relaxants, analgesics, and physical therapy for the muscle fatigue. However, medications and therapy require continual treatment and treat only the symptoms of the underlying problem and not the problem itself.

Persons suffering from headaches, who seek the assistance of a dentist, commonly will be diagnosed with a temporomandibular disorder and treated with an intraoral "jaw positioning" appliance. Unfortunately, the intraoral appliances provided by dentists usually are not entirely effective, because they only approximate the relative positions of the upper and lower teeth with respect to each other, allowing clenching to continue with minimal mandibular movement. Further, these intraoral appliances ordinarily cannot be used with patients who have malocclusions, protrusions or retrusions of the mandible, or other irregular teeth or mandibular orientations. Typically, the intraoral appliance must also be fabricated by a dentist at a prohibitive cost to a majority of individuals who suffer from tension and common migraine headaches. Lastly, most intraoral jaw positioning appliances and other types of semi-custom intraoral discluders can only be used on the upper teeth. However, in some circumstances, use of the device on the upper teeth is impossible due to malocclusions and irregular orientation of the teeth.

It should be apparent from the foregoing discussion, that there is need for a more effective semi-custom intraoral

2

device that can be used with various teeth and jaw orientations and that can be placed on either the upper teeth or the lower teeth to prevent contact of the upper and lower teeth in all mandibular movements. By preventing contact of the upper and lower teeth, the semi-custom intraoral discluder would be able to inhibit inappropriate isometric contraction of the temporalis muscle and thereby prevent tension and common migraine headaches and other temporomandibular disorders. The present invention satisfies this need.

SUMMARY OF THE INVENTION

The above-noted problems, and others, are overcome in accordance with this invention by a small semi-custom intraoral discluder device that can be used with various teeth and jaw orientations and that can be placed on either the upper teeth or the lower teeth, to prevent contact of opposing upper and lower teeth. By preventing contact of the upper and lower teeth, the semi-custom intraoral discluder device inhibits inappropriate isometric contraction of the temporalis muscle, thereby preventing tension and common migraine headaches and other temporomandibular disorders.

The intraoral discluder device of the invention includes a prefabricated trough, having a front wall and a rear wall. Extending a substantially distance anteriorly and posteriorly from the trough is a protrusion, typically dome shaped, that extends such that as the lower jaw is elevated, the edge of the opposing incisor or incisors comes into contact with the contact surface of the protrusion prior to the opposing upper and lower teeth coming into contact. The contact surface of the protrusion prevents the upper and lower teeth from contacting each other, regardless of the protrusive, retrusive, or excursive position of the mandible or the teeth or any mandibular movement and suppresses isometric contraction of the temporalis muscle. The protrusion can be further modified by the practitioner or wearer to accommodate for any unusual or extreme mandibular movements or teeth orientations.

If necessary, the trough can be filled with an adaptable material that conforms to the shape of the incisors and assists in retaining the trough on the upper or lower incisors. In addition, means can be provided for enhancing retention of the adaptable material within the trough. Such retaining means can take the form of one or more cutouts formed in a wall of the trough, a mechanical undercut in a wall of the trough, an adhesive, and/or natural attraction of the adaptable material to the trough.

In other, more detailed features of the invention, the protrusion preferably has a length in the anterior/posterior direction in the range of about 8 mm to about 12 mm. Further, the protrusion preferably projects anteriorly from the front wall by at least about 3 mm.

Other features, and advantages of the present invention should become apparent from the following description of the preferred embodiments, taken in conjunction with the accompanying drawings, which illustrate, by way of example, the principles of the invention.

BRIEF DESCRIPTION OF THE DRAWINGS

Embodiments of the present invention will now be described, by way of example only, with reference to the following drawings in which:

FIG. 1 is a schematic side elevation view of the human skull with a preferred embodiment of a semi-custom intraoral discluder of the invention positioned over the maxillary teeth.

FIG. 2 is a perspective view of the intraoral discluder of FIG. 1.

FIG. 3 is a front elevational view of the intraoral discluder of FIG. 2, in place over the maxillary teeth, opposing the mandibular incisors.

FIG. 4 is a front elevational view of the intraoral discluder of FIG. 2, in place over the mandibular teeth, opposing the maxillary incisors.

FIG. 5 is a side sectional view of the intraoral discluder of FIG. 2, in place over a maxillary incisor with an adaptable material conforming to the shape of the maxillary incisor, opposing a mandibular incisor, with the mandibular incisor shown in both a protrusive and a retrusive position.

FIG. 6 is a side sectional view of the intraoral discluder of FIG. 2, in place over a mandibular incisor with an adaptable material conforming to the shape of the mandibular incisor, opposing a maxillary incisor, with the mandible in a retruded position.

FIG. 7 is a side sectional view of the intraoral discluder of FIG. 2, similar to the view of FIG. 6, but with the mandible in a protruded position.

FIG. 8 is a perspective view of an alternative embodiment of a semicustom intraoral discluder in accordance with the invention, including a trough filled with an adaptive material, a protrusion, and one extending tab placed on the protrusion and another extending tab aligned for placement on the first extending tab.

FIG. 9 is a perspective view of another alternative embodiment of a semi-custom intraoral discluder in accordance with the invention, this embodiment differing from the discluder embodiment of FIG. 2 in that the front wall of its trough includes cutouts for enhancing retention of the adaptable material.

DETAILED DESCRIPTION OF THE PREFERRED EMBODIMENTS

With reference now to the exemplary drawings, and particularly to FIGS. 1 and 2, there is shown a semi-custom intraoral discluder 2 in accordance with the invention, which functions to prevent tension and common migraine headaches and temporomandibular disorders. With particular reference to FIG. 1, a schematic representation of a human skull 4 is shown, wherein the temporalis muscle 6 extends from the skull to its attachment 8 on the mandible 10. A contraction of the temporalis muscle causes the jaw to close. The discluder prevents the upper teeth 12 and the lower teeth 14 from contacting each other and thereby inhibits inappropriate contraction of the temporalis muscle.

The discluder 2 includes a trough 22 with a labial wall 20 and a protrusion 18 with an anterior contact surface 16 extending from the labial wall of the trough. The discluder may be made of any biocompatible material that will hold its form, including, e.g., polymers, enamels, rubbers, silicone resins, and any other materials that would be known to be used by those skilled in the art. In an alternative embodiment, the protrusion and the trough may be made of different biocompatible materials selected from these same examples.

FIG. 3 shows the intraoral discluder 2 in place over the maxillary incisors 24, with the contact surface 16 of the protrusion 18 contacting the opposing mandibular incisors 26 when the mandible 10 elevates. The contact surface is positioned a sufficient distance away from the trough 22 to prevent the opposing upper teeth 12 and lower teeth 14 from contacting each other. Typically, this distance is on the order of several millimeters.

With reference now to FIG. 5, the trough 22 of the intraoral discluder 2 is defined by a front wall 28 and a rear wall 30. An adaptive material 32 can optionally be disposed within the trough, for conforming engagement with the maxillary incisors 24. This adaptive material may be made of any type of material that conforms and retains its shape, including, e.g., silicone resins, polymers, enamels, rubbers, and any other material that would be known to be used by those skilled in the art. This material aids in providing a comfortable and durable engagement between the discluder and the incisors.

In one feature of the invention, the protrusion 18 projects both anteriorly and posteriorly from the trough 22. This ensures that the opposing mandibular incisors 26 will contact the contact surface 16 of the protrusion 18 regardless of whether the mandible is in a protrusive position or a retrusive position. These two positions are depicted in FIG. 5, with the mandibular incisor being identified by the reference numeral 26 when it is in a protrusive position and by the reference numeral 26' when it is in a retrusive position. Preferably, the protrusion has a length in the anterior/posterior direction in the range of about 8 mm to about 12 mm. It projects anteriorly from the front wall 28 of the trough by at least about 3 mm.

Alternatively, as shown in FIG. 4, the intraoral discluder 2 can be placed over the mandibular incisors 26, with the contact surface 16 of the protrusion 18 contacting the opposing maxillary incisors 24 when the mandible 10 elevates. As in the case when the discluder is placed over the maxillary incisors, this prevents the opposing upper and lower teeth 12, 14 from contacting each other.

FIGS. 6 and 7 show the discluder 2 positioned on the mandibular incisors, with its trough 22 being held in place by the adaptive material 32 around the mandibular incisor 26. In FIG. 6, the opposing maxillary incisor 24 contacts an anterior portion of the contact surface 16 of the protrusion 18 when the mandible is in a retrusive position. In FIG. 7, on the other hand, the opposing maxillary incisor contacts a posterior portion of the contact surface when the mandible is in a protrusive position.

An alternative embodiment of a semi-custom intraoral discluder 2' in accordance with the invention is depicted in FIG. 8. It includes a trough 22 and a protrusion 18 projecting both anteriorly and posteriorly from the trough. An adaptive material 32 is disposed within the trough, and two extending tabs 36, 38 are included for placement on the protrusion, to increase the distance of the contacting surface 16 from the trough. The extending tab 36 is shown secured to the protrusion, and the extending tab 38 is shown in alignment with the tab 36. These tabs are selectively used if the wearer's mouth is configured such that the upper teeth 12 and the lower teeth 14 contact each other before the opposing incisors 24 or 26 contact the protrusion. The wearer or practitioner can selectively adhere one or more of these extension tabs to the occluding face of the protrusion to increase the distance between the contact surface and the trough. The extension tabs may be made of any suitable biocompatible material, including, e.g., silicone resins, polymers, enamels, rubbers, and any other material known to those skilled in the art. The extension tabs may be adhered to the entire protrusion, as shown, or to only a portion of the protrusion. The extension tabs may be adhered by any suitable method, including, e.g., adhesives, cutouts, prefabricated snap-in-place pieces, natural attraction, adhesion, or other any other suitable method known to those skilled in the art.

Another alternative embodiment of a semi-custom intraoral discluder 2" in accordance with the invention is

5 6

depicted in FIG. **9**. This discluder includes a trough **22** and a protrusion **18** projecting both anteriorly and posteriorly from the trough, and an adaptive material **32** is disposed within the trough. This discluder further includes three circular cutouts **40** in the trough's front wall **28**, for enhancing the retention of the adaptive material within the trough. Other structures for enhancing retention of the adaptive material could include mechanical undercuts, adhesives, and/or natural attraction of the adaptable material to the trough.

It should be evident from the drawings and the discussion above that the semi-custom intraoral discluder **2** of the invention may be used on either the upper teeth **12** or lower teeth **14** and with various teeth and jaw orientations, to prevent the upper teeth and lower teeth from contacting each other and causing inappropriate isometric contractions of the temporalis muscle **6**. The intraoral semi-custom discluder of the invention prevents tension and common migraine headaches and temporomandibular disorders that result from inappropriate isometric contraction of the temporalis muscle.

Although the invention has been described in detail with reference to the presently preferred embodiments, those of ordinary skill in the art will appreciate that various modifications can be made without departing from the invention. Accordingly, the invention is defined only by the following claims.

I claim:

1. A semi-custom intraoral discluder device comprising:

a prefabricated trough defining a first axis and having a front wall and a rear wall sized and configured to accommodate at least one upper or lower incisor, wherein the front wall is disposed is adjacent to the front of the incisor when the trough is in the wearer's mouth; and

a protrusion attached to the trough and projecting anteriorly from the front wall of the trough and posteriorly from the rear wall of the trough when the trough is in the wearer's mouth, wherein the protrusion defines a second axis generally perpendicular to the first axis of the trough, and wherein the protrusion is sized and configured to prevent contact between opposing upper and lower teeth, including when the mandible is in a protrusive position or a retrusive position.

2. The intraoral discluder device according to claim **1**, and further comprising a quantity of adaptable material disposed within the trough and adapted to conform to the shape of the incisor, to assist in retaining the device in the wearer's mouth.

3. The intraoral discluder device according to claim **2**, and further comprising means for retaining the adaptable material within the trough.

4. The intraoral discluder device according to claim **3**, wherein the means for retaining includes one or more cutouts formed in a wall of the trough.

5. The intraoral discluder device according to claim **2**, wherein the means for retaining is selected from the group consisting of a mechanical undercut in a wall of the trough, an adhesive, and natural attraction of the adaptable material to the trough.

6. The intraoral discluder device according to claim **1**, wherein the trough and the protrusion both are fabricated from a biocompatible material.

7. The intraoral discluder device according to claim **1**, wherein the protrusion comprises a plurality of tabs that increase the distance from at least one opposing incisor to the trough.

8. The intraoral discluder device according to claim **1**, wherein the protrusion is configured not to move when contacted by at least one opposing incisor.

9. The intraoral discluder device according to claim **1**, wherein the protrusion has a length in the anterior/posterior direction in the range of about 8 mm to about 12 mm.

10. The intraoral discluder device according to claim **9**, wherein the protrusion projects anteriorly from the front wall by at least about 3 mm.

11. A method for using a semi-custom intraoral discluder device, comprising the steps of:

providing a semi-custom intraoral discluder device that includes

a trough defining a first axis and having a front wall and a rear wall sized and configured to accommodate at least one upper or lower incisor, wherein the front wall is disposed adjacent to the front of the incisor and the rear wall is disposed adjacent to the rear of the incisor when the trough is in the wearer's mouth, and

a protrusion attached to the trough and projecting anteriorly from the front wall of the trough and a posteriorly from the rear wall of the trough when the tough is in the wearer's mouth, wherein the protrusion defines a second axis generally perpendicular to the first axis of the trough, and wherein the protrusion is sized and configured to prevent contact between opposing upper and lower teeth; and

placing the intraoral discluder device on at least one of the wearer's upper or lower incisors so that the protrusion will contact at least one opposing incisor tooth prior to contact between upper and lower teeth, including when the mandible is in a protrusive position or a retrusive position.

12. The method according to claim **11**, and further including a step of placing a quantity of adaptable material into the trough, such material conforming to the shape of the at least one upper or lower incisor, thereby assisting in retaining the device in the wear's mouth.

13. The method according to claim **12**, wherein the semi-custom intraoral discluder device provided in the step of providing further includes means for retaining the adaptable material within the trough.

14. The intraoral discluder device according to claim **13**, wherein the means for retaining is selected from the group consisting of one or more cutouts formed in a wall of the trough, a mechanical undercut in a wall of the trough, an adhesive, and natural attraction of the adaptable material to the trough.

15. The method according to claim **11**, wherein the trough and protrusion are fabricated from a biocompatible material.

16. The method according to claim **11**, and further including a step of securing at least one prefabricated tab to the protrusion, to increase the distance from at least one opposing incisor to the trough.

17. The method according to claim **11**, wherein the protrusion is configured not to move when contacted by at least one opposing incisor.

18. The method according to claim **11**, wherein the protrusion has a length in the anterior/posterior direction in the range of about 8 mm to about 12 mm.

19. The method according to claim **11**, wherein the protrusion projects anteriorly from the front wall by at least about 3 mm.

20. A semi-custom intraoral discluder device comprising:

a prefabricated trough defining a first axis and having a front wall and a rear wall sized and configured to

7

accommodate at least one upper or lower incisor, wherein the front wall is disposed is adjacent to the front of the incisor when the trough is in the wearer's mouth;

a quantity of adaptable material disposed within the trough and adapted to conform to the shape of the incisor, to assist in retaining the device in the wearer's mouth;

means for retainind the adaptable material within the trough; and

a protrusion attached to the trough and projecting anteriorly from the front wall of the trough and posteriorly from the rear wall of the trough when the trough is in the wearer's mouth;

8

wherein the trough, the adaptable material, and the protrusion all are formed of a biocompatible material;

wherein the protrusion has a length in the anterior/posterior direction in the range of about 8 mm to about 12 mm, and wherein the protrusion projects anteriorly from the front wall of the trough by at least about 3 mm, and wherein the protrusion defines a second axis generally perpendicular to the first axis of the trough, and wherein the protrusion is sized and configured to prevent contact between opposing upper and lower teeth, including when the mandible is in a protrusive position or a retrusive position.

* * * * *

UNITED STATES PATENT AND TRADEMARK OFFICE

CERTIFICATE OF CORRECTION

PATENT NO. : 6,666,212 B2 Page 1 of 1
DATED : December 23, 2003
INVENTOR(S) : James P. Boyd Sr.

It is certified that error appears in the above-identified patent and that said Letters Patent is hereby corrected as shown below:

Column 6,
Line 24, change "tough" to -- trough --
Line 39, change "wear's" to -- wearer's --

Column 7,
Line 9, change "retainind" to -- retaining --

Signed and Sealed this

Twenty-fourth Day of February, 2004



Jon W. Dudas

JON W. DUDAS
Acting Director of the United States Patent and Trademark Office



SHEPPARD MULLIN
SHEPPARD MULLIN RICHTER & HAMPTON LLP
A T T O R N E Y S   A T   L A W

333 South Hope Street. | 48th Floor | Los Angeles, CA 90071-1422
213-620-1780 office | 213-620-1398 fax | www.sheppardmullin.com

Writer's Direct Line: 213-617-4202
bagness@sheppardmullin.com

Our File Number: 057F-086131

July 28, 2010

VIA E-MAIL AND U.S. MAIL

James P. Boyd
Boyd Research, Inc.
P.O. Box 2145
7060 Via Del Charro
Rancho Santa Fe, CA 92067
E-mail: Jim@DrJimBoyd.com

      Re: U.S. Patent No. 6,666,212
            Issued: December 23, 2003
            Title: INTRAORAL DISCLUDER DEVICE AND METHOD FOR
                   PREVENTING MIGRAINE AND TENSION HEADACHES
                   AND TEMPOROMANDIBULAR DISORDERS
            Inventor: James P. Boyd

Dear Mr. Boyd:

     Enclosed for your records is a copy of the assignment for the above-identified patent. The assignment was recorded on July 14, 2010, in the United States Patent & Trademark Office, on Reel 004242, Frame 0338. The above-identified patent is now assigned to Boyd Research, Inc. The patent had not previously been assigned.

     Please contact me if you have any questions.

                       Sincerely,

                       Bridgette A. Agness

         for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

W02-WEST:1BAC2\402826851.1
Enclosures

cc: Tim Dixon (E-mail only)
       James R. Brueggemann, Esq.



UNITED STATES PATENT AND
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UNITED STATES PATENT AND TRADEMARK OFFICE

UNDER SECRETARY OF COMMERCE FOR INTELLECTUAL PROPERTY AND
DIRECTOR OF THE UNITED STATES PATENT AND TRADEMARK OFFICE



JULY 15, 2010   *900166961A*
                         PTAS

BRIDGETTE A. AGNESS
SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
333 SOUTH HOPE STREET, 43RD FLOOR
LOS ANGELES, CA 90071

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RECORDATION DATE: 07/14/2010   REEL/FRAME: 004242/0338
                                      NUMBER OF PAGES: 3

BRIEF: ASSIGNS THE ENTIRE INTEREST AND THE GOODWILL
DOCKET NUMBER: 057F-078286

ASSIGNOR:
   NTI-TSS, INC.   DOC DATE: 07/14/2010
                                      CITIZENSHIP: INDIANA
                                      ENTITY: CORPORATION

ASSIGNEE:
   BOYD RESEARCH, INC.   CITIZENSHIP: CALIFORNIA
   COMPOSED OF JAMES P. BOYD   ENTITY: CORPORATION
   7060 VIA DEL CHARRO
   P.O. BOX 2145
   RANCHO SANTA FE, CALIFORNIA 92067

APPLICATION NUMBER: 78125679   FILING DATE: 05/02/2002
REGISTRATION NUMBER: 2761739   ISSUE DATE: 09/09/2003

MARK: NTI-TSS
DRAWING TYPE: WORDS, LETTERS, OR NUMBERS IN TYPED FORM

P.O. Box 1450, Alexandria, Virginia 22313-1450 - www.uspto.gov

004242/0338 PAGE 2

APPLICATION NUMBER: 78125684 FILING DATE: 05/02/2002
REGISTRATION NUMBER: 2761740 ISSUE DATE: 09/09/2003

MARK: NTI-TSS
DRAWING TYPE: STYLIZED WORDS, LETTERS, OR NUMBERS

APPLICATION NUMBER: 77331828 FILING DATE: 11/16/2007
REGISTRATION NUMBER: 3549155 ISSUE DATE: 12/23/2008

MARK: NTI-TSS PLUS
DRAWING TYPE: WORDS, LETTERS, OR NUMBERS IN BLOCK FORM

APPLICATION NUMBER: 77331882 FILING DATE: 11/16/2007
REGISTRATION NUMBER: 3549156 ISSUE DATE: 12/23/2008

MARK: NTI-TSS PLUS
DRAWING TYPE: WORDS, LETTERS, OR NUMBERS AND DESIGN

ALLYSON PURNELL, EXAMINER
ASSIGNMENT SERVICES BRANCH
PUBLIC RECORDS DIVISION

TRADEMARK ASSIGNMENT

Electronic Version v1.1
Stylesheet Version v1.1

07/14/2010
900166961

SUBMISSION TYPE:	NEW ASSIGNMENT
NATURE OF CONVEYANCE:	ASSIGNS THE ENTIRE INTEREST AND THE GOODWILL

CONVEYING PARTY DATA

Name	Formerly	Execution Date	Entity Type
NTI-TSS, Inc.		07/14/2010	CORPORATION: INDIANA

RECEIVING PARTY DATA

Name:	Boyd Research, Inc.
Composed Of:	COMPOSED OF James P. Boyd
Street Address:	7060 Via Del Charro
Internal Address:	P.O. Box 2145
City:	Rancho Santa Fe
State/Country:	CALIFORNIA
Postal Code:	92067
Entity Type:	CORPORATION: CALIFORNIA

PROPERTY NUMBERS Total: 4

Property Type	Number	Word Mark
Registration Number:	2761739	NTI-TSS
Registration Number:	2761740	NTI-TSS
Registration Number:	3549155	NTI-TSS PLUS
Registration Number:	3549156	NTI-TSS PLUS

CH $115.00 2761739

CORRESPONDENCE DATA

Fax Number: (213)620-1398
Correspondence will be sent via US Mail when the fax attempt is unsuccessful.
Phone: 213 620-1780
Email: brodriguez@sheppardmullin.com
Correspondent Name: Bridgette A. Agness
Address Line 1: Sheppard, Mullin, Richter & Hampton LLP
Address Line 2: 333 South Hope Street, 43rd Floor
Address Line 4: Los Angeles, CALIFORNIA 90071

ATTORNEY DOCKET NUMBER:	057F-078286
NAME OF SUBMITTER:	Bridgette A. Agness
Signature:	/Bridgette A. Agness/
Date:	07/14/2010
Total Attachments: 1 source=AssignmentTM#page1.tif	

PTO/SB/53 (09-07)
Approved for use through 08/31/2010. OMB 0651-0033
U.S. Patent and Trademark Office; U.S. DEPARTMENT OF COMMERCE
Under the Paperwork Reduction Act of 1995, no persons are required to respond to a collection of information unless it displays a valid OMB control number

REISSUE APPLICATION: CONSENT OF ASSIGNEE; STATEMENT OF NON-ASSIGNMENT	Docket Number (Optional) 057F-153955

This is part of the application for a reissue patent based on the original patent identified below.

Name of Patentee(s)   James P. Boyd, Sr.

Patent Number 6,666,212	Date Patent Issued December 23, 2003

Title of Invention   INTRAORAL DISCLUDER DEVICE AND METHOD FOR PREVENTING MIGRAINE AND TENSION HEADACHES AND TEMPOROMANDIBULAR DISORDERS

1. ☒ Filed herein is a statement under 37 CFR 3.73(b). (Form PTO/SB/96)

2. ☐ Ownership of the patent is in the inventor(s), and no assignment of the patent is in effect.

One of boxes 1 or 2 above must be checked. If multiple assignees, complete this form for each assignee. If box 2 is checked, skip the next entry and go directly to "Name of Assignee".

The written consent of all assignees and inventors owning an undivided interest in the original patent is included in this application for reissue.

The assignee(s) owning an undivided interest in said original patent is/are _Boyd Research, Inc._ and the assignee(s) consents to the accompanying application for reissue.

Name of assignee/inventor (if not assigned)

Signature	Date July ____, 2010

Typed or printed name and title of person signing for assignee (if assigned)

James P. Boyd, Sr. - President

This collection of information is required by 37 CFR 1.172. The information is required to obtain or retain a benefit by the public which is to file (and by the USPTO to process) an application. Confidentiality is governed by 35 U.S.C. 122 and 37 CFR 1.14. This collection is estimated to take 6 minutes to complete, including gathering, preparing, and submitting the completed application form to the USPTO. Time will vary depending upon the individual case. Any comments on the amount of time you require to complete this form and/or suggestions for reducing this burden, should be sent to the Chief Information Officer, U.S Patent and Trademark Office, U.S. Department of Commerce, P.O. Box 1450, Alexandria, VA 22313-1450. DO NOT SEND FEES OR COMPLETED FORMS TO THIS ADDRESS. SEND TO: Commissioner for Patents, P.O.Box 1450, Alexandria, VA 22313-1450.

If you need assistance in completing the form, call 1-800-PTO-9199 and select option 2

EXHIBIT B TO APPENDIX G

Exhibit B

To EXCLUSIVE LICENSE AGREEMENT BETWEEN BOYD RESEARCH, INC. & SPLINT DECISIONS, INC.

PROVISIONAL PATENT APPLICATIONS

Electronic Acknowledgement Receipt

EFS ID:	8521941
Application Number:	61387548
International Application Number:	
Confirmation Number:	3479
Title of Invention:	Using Polycaprolacetone to adapt a dental-retained flat plane mouthpiece and method of retention.
First Named Inventor/Applicant Name:	James P. Boyd
Correspondence Address:	James P. Boyd 7060 Via del Charro PO Box 2145 Rancho Santa Fe CA 92067 US 858-342-9802 Jim@DrJimBoyd.com
Filer:	Adam Thomas/Sarah Bourland
Filer Authorized By:	Adam Thomas
Attorney Docket Number:	8942650
Receipt Date:	29-SEP-2010
Filing Date:	
Time Stamp:	12:04:18
Application Type:	Provisional

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Document Number	Document Description	File Name	File Size(Bytes)/ Message Digest	Multi Part/.zip	Pages (if appl.)
1	Abstract	8942650ABX-abst.pdf	19370 [illegible]	no	1
Warnings:					
Information:					
2	Claims	8942650ABX-clms.pdf	24324 [illegible]	no	1
Warnings:					
Information:					
3	Specification	8942650ABX-desc.pdf	36230 [illegible]	no	2
Warnings:					
Information:					
4	Provisional Cover Sheet (SB16)	8942650_PROVISIONALSB.pdf	1000180 [illegible]	no	3
Warnings:					
Information:					
5	Drawings-other than black and white line drawings	8942650ABX-draw.pdf	70383 [illegible]	no	1
Warnings:					
Information:					
6	Fee Worksheet (PTO-875)	fee-info.pdf	29109 [illegible]	no	2
Warnings:					
Information:					
		Total Files Size (in bytes):	1179596		

This Acknowledgement Receipt evidences receipt on the noted date by the USPTO of the indicated documents, characterized by the applicant, and including page counts, where applicable. It serves as evidence of receipt similar to a Post Card, as described in MPEP 503.

New Applications Under 35 U.S.C. 111
If a new application is being filed and the application includes the necessary components for a filing date (see 37 CFR 1.53(b)-(d) and MPEP 506), a Filing Receipt (37 CFR 1.54) will be issued in due course and the date shown on this Acknowledgement Receipt will establish the filing date of the application.

National Stage of an International Application under 35 U.S.C. 371
If a timely submission to enter the national stage of an international application is compliant with the conditions of 35 U.S.C. 371 and other applicable requirements a Form PCT/DO/EO/903 indicating acceptance of the application as a national stage submission under 35 U.S.C. 371 will be issued in addition to the Filing Receipt, in due course.

New International Application Filed with the USPTO as a Receiving Office
If a new international application is being filed and the international application includes the necessary components for an international filing date (see PCT Article 11 and MPEP 1810), a Notification of the International Application Number and of the International Filing Date (Form PCT/RO/105) will be issued in due course, subject to prescriptions concerning national security, and the date shown on this Acknowledgement Receipt will establish the international filing date of the application.



UNITED STATES PATENT AND TRADEMARK OFFICE

UNITED STATES DEPARTMENT OF COMMERCE
United States Patent and Trademark Office
Address: COMMISSIONER FOR PATENTS
P.O. Box 1450
Alexandria, Virginia 22313-1450
www.uspto.gov

APPLICATION NUMBER	FILING or 371(c) DATE	GRP ART UNIT	FIL FEE REC'D	ATTY.DOCKET.NO	TOT CLAIMS	IND CLAIMS
61/387,548	09/29/2010		110	8942650		

CONFIRMATION NO. 3479

FILING RECEIPT

James P. Boyd
7060 Via del Charro
PO Box 2145
Rancho Santa Fe, CA 92067



OC000000043853899

Date Mailed: 10/07/2010

Receipt is acknowledged of this provisional patent application. It will not be examined for patentability and will become abandoned not later than twelve months after its filing date. Any correspondence concerning the application must include the following identification information: the U.S. APPLICATION NUMBER, FILING DATE, NAME OF APPLICANT, and TITLE OF INVENTION. Fees transmitted by check or draft are subject to collection. Please verify the accuracy of the data presented on this receipt. **If an error is noted on this Filing Receipt, please submit a written request for a Filing Receipt Correction. Please provide a copy of this Filing Receipt with the changes noted thereon. If you received a "Notice to File Missing Parts" for this application, please submit any corrections to this Filing Receipt with your reply to the Notice. When the USPTO processes the reply to the Notice, the USPTO will generate another Filing Receipt incorporating the requested corrections**

Applicant(s)

James P. Boyd, Rancho Santa Fe, CA;

Power of Attorney: None

If Required, Foreign Filing License Granted: 10/05/2010

The country code and number of your priority application, to be used for filing abroad under the Paris Convention, is **US 61/387,548**

Projected Publication Date: None, application is not eligible for pre-grant publication

Non-Publication Request: No

Early Publication Request: No
**** SMALL ENTITY ****
Title

Using Polycaprolacetone to adapt a dental-retained flat plane mouthpiece and method of retention

PROTECTING YOUR INVENTION OUTSIDE THE UNITED STATES

Since the rights granted by a U.S. patent extend only throughout the territory of the United States and have no effect in a foreign country, an inventor who wishes patent protection in another country must apply for a patent in a specific country or in regional patent offices. Applicants may wish to consider the filing of an international application under the Patent Cooperation Treaty (PCT). An international (PCT) application generally has the same effect as a regular national patent application in each PCT-member country. The PCT process **simplifies** the filing of patent applications on the same invention in member countries, but **does not result** in a grant of "an international

page 1 of 3

patent" and does not eliminate the need of applicants to file additional documents and fees in countries where patent protection is desired.

Almost every country has its own patent law, and a person desiring a patent in a particular country must make an application for patent in that country in accordance with its particular laws. Since the laws of many countries differ in various respects from the patent law of the United States, applicants are advised to seek guidance from specific foreign countries to ensure that patent rights are not lost prematurely.

Applicants also are advised that in the case of inventions made in the United States, the Director of the USPTO must issue a license before applicants can apply for a patent in a foreign country. The filing of a U.S. patent application serves as a request for a foreign filing license. The application's filing receipt contains further information and guidance as to the status of applicant's license for foreign filing.

Applicants may wish to consult the USPTO booklet, "General Information Concerning Patents" (specifically, the section entitled "Treaties and Foreign Patents") for more information on timeframes and deadlines for filing foreign patent applications. The guide is available either by contacting the USPTO Contact Center at 800-786-9199, or it can be viewed on the USPTO website at http://www.uspto.gov/web/offices/pac/doc/general/index.html.

For information on preventing theft of your intellectual property (patents, trademarks and copyrights), you may wish to consult the U.S. Government website, http://www.stopfakes.gov. Part of a Department of Commerce initiative, this website includes self-help "toolkits" giving innovators guidance on how to protect intellectual property in specific countries such as China, Korea and Mexico. For questions regarding patent enforcement issues, applicants may call the U.S. Government hotline at 1-866-999-HALT (1-866-999-4158).

LICENSE FOR FOREIGN FILING UNDER

Title 35, United States Code, Section 184

Title 37, Code of Federal Regulations, 5.11 & 5.15

GRANTED

The applicant has been granted a license under 35 U.S.C. 184, if the phrase "IF REQUIRED, FOREIGN FILING LICENSE GRANTED" followed by a date appears on this form. Such licenses are issued in all applications where the conditions for issuance of a license have been met, regardless of whether or not a license may be required as set forth in 37 CFR 5.15. The scope and limitations of this license are set forth in 37 CFR 5.15(a) unless an earlier license has been issued under 37 CFR 5.15(b). The license is subject to revocation upon written notification. The date indicated is the effective date of the license, unless an earlier license of similar scope has been granted under 37 CFR 5.13 or 5.14.

This license is to be retained by the licensee and may be used at any time on or after the effective date thereof unless it is revoked. This license is automatically transferred to any related applications(s) filed under 37 CFR 1.53(d). This license is not retroactive.

The grant of a license does not in any way lessen the responsibility of a licensee for the security of the subject matter as imposed by any Government contract or the provisions of existing laws relating to espionage and the national security or the export of technical data. Licensees should apprise themselves of current regulations especially with respect to certain countries, of other agencies, particularly the Office of Defense Trade Controls, Department of State (with respect to Arms, Munitions and Implements of War (22 CFR 121-128)); the Bureau of Industry and

Security, Department of Commerce (15 CFR parts 730-774); the Office of Foreign AssetsControl, Department of Treasury (31 CFR Parts 500+) and the Department of Energy.

NOT GRANTED

No license under 35 U.S.C. 184 has been granted at this time, if the phrase "IF REQUIRED, FOREIGN FILING LICENSE GRANTED" DOES NOT appear on this form. Applicant may still petition for a license under 37 CFR 5.12, if a license is desired before the expiration of 6 months from the filing date of the application. If 6 months has lapsed from the filing date of this application and the licensee has not received any indication of a secrecy order under 35 U.S.C. 181, the licensee may foreign file the application pursuant to 37 CFR 5.15(b).



1. Flat Plane, side view

2. Flat Plane, superior view

3. Example of constricting adjustment to make Flat Plane more narrow.

4. Example of expanding adjustment to make Flat Plane more wide.



5. Adapted Flat Plane corresponding to an dental arch.
6. Flat Plane adapted to a dental arch using ThermoPlastic.
7. Flat Plane about to engage opposing dental arch.
8. Flat Plane being clenched on by opposing arch.



UNITED STATES PATENT AND TRADEMARK OFFICE

UNITED STATES DEPARTMENT OF COMMERCE
United States Patent and Trademark Office
Address: COMMISSIONER FOR PATENTS
P.O. Box 1450
Alexandria, Virginia 22313-1450
www.uspto.gov

APPLICATION NUMBER	FILING or 371(c) DATE	GRP ART UNIT	FIL FEE REC'D	ATTY.DOCKET.NO	TOT CLAIMS	IND CLAIMS
61/388,968	10/01/2010		110	9111125		

CONFIRMATION NO. 9907

James Boyd
7060 Via del Charro
PO Box 2145
Rancho Santa Fe, CA 92067

FILING RECEIPT


OC000000043910064

Date Mailed: 10/12/2010

Receipt is acknowledged of this provisional patent application. It will not be examined for patentability and will become abandoned not later than twelve months after its filing date. Any correspondence concerning the application must include the following identification information: the U.S. APPLICATION NUMBER, FILING DATE, NAME OF APPLICANT, and TITLE OF INVENTION. Fees transmitted by check or draft are subject to collection. Please verify the accuracy of the data presented on this receipt. **If an error is noted on this Filing Receipt, please submit a written request for a Filing Receipt Correction. Please provide a copy of this Filing Receipt with the changes noted thereon. If you received a "Notice to File Missing Parts" for this application, please submit any corrections to this Filing Receipt with your reply to the Notice. When the USPTO processes the reply to the Notice, the USPTO will generate another Filing Receipt incorporating the requested corrections**

Applicant(s)

James Palmer Boyd, Rancho Santa Fe, CA;
Bryan Keropian, Rancho Santa Fe, CA;

Power of Attorney: None

If Required, Foreign Filing License Granted: 10/07/2010

The country code and number of your priority application, to be used for filing abroad under the Paris Convention, is **US 61/388,968**

Projected Publication Date: None, application is not eligible for pre-grant publication

Non-Publication Request: No

Early Publication Request: No
** SMALL ENTITY **
Title

Polycaprolacetone modification of a pre-existing bruxism device

PROTECTING YOUR INVENTION OUTSIDE THE UNITED STATES

Since the rights granted by a U.S. patent extend only throughout the territory of the United States and have no effect in a foreign country, an inventor who wishes patent protection in another country must apply for a patent in a specific country or in regional patent offices. Applicants may wish to consider the filing of an international application under the Patent Cooperation Treaty (PCT). An international (PCT) application generally has the same effect as a regular national patent application in each PCT-member country. The PCT process **simplifies** the filing of patent applications on the same invention in member countries, but **does not result** in a grant of "an international

page 1 of 3

G(B)-9

patent" and does not eliminate the need of applicants to file additional documents and fees in countries where patent protection is desired.

Almost every country has its own patent law, and a person desiring a patent in a particular country must make an application for patent in that country in accordance with its particular laws. Since the laws of many countries differ in various respects from the patent law of the United States, applicants are advised to seek guidance from specific foreign countries to ensure that patent rights are not lost prematurely.

Applicants also are advised that in the case of inventions made in the United States, the Director of the USPTO must issue a license before applicants can apply for a patent in a foreign country. The filing of a U.S. patent application serves as a request for a foreign filing license. The application's filing receipt contains further information and guidance as to the status of applicant's license for foreign filing.

Applicants may wish to consult the USPTO booklet, "General Information Concerning Patents" (specifically, the section entitled "Treaties and Foreign Patents") for more information on timeframes and deadlines for filing foreign patent applications. The guide is available either by contacting the USPTO Contact Center at 800-786-9199, or it can be viewed on the USPTO website at http://www.uspto.gov/web/offices/pac/doc/general/index.html.

For information on preventing theft of your intellectual property (patents, trademarks and copyrights), you may wish to consult the U.S. Government website, http://www.stopfakes.gov. Part of a Department of Commerce initiative, this website includes self-help "toolkits" giving innovators guidance on how to protect intellectual property in specific countries such as China, Korea and Mexico. For questions regarding patent enforcement issues, applicants may call the U.S. Government hotline at 1-866-999-HALT (1-866-999-4158).

LICENSE FOR FOREIGN FILING UNDER

Title 35, United States Code, Section 184

Title 37, Code of Federal Regulations, 5.11 & 5.15

GRANTED

The applicant has been granted a license under 35 U.S.C. 184, if the phrase "IF REQUIRED, FOREIGN FILING LICENSE GRANTED" followed by a date appears on this form. Such licenses are issued in all applications where the conditions for issuance of a license have been met, regardless of whether or not a license may be required as set forth in 37 CFR 5.15. The scope and limitations of this license are set forth in 37 CFR 5.15(a) unless an earlier license has been issued under 37 CFR 5.15(b). The license is subject to revocation upon written notification. The date indicated is the effective date of the license, unless an earlier license of similar scope has been granted under 37 CFR 5.13 or 5.14.

This license is to be retained by the licensee and may be used at any time on or after the effective date thereof unless it is revoked. This license is automatically transferred to any related applications(s) filed under 37 CFR 1.53(d). This license is not retroactive.

The grant of a license does not in any way lessen the responsibility of a licensee for the security of the subject matter as imposed by any Government contract or the provisions of existing laws relating to espionage and the national security or the export of technical data. Licensees should apprise themselves of current regulations especially with respect to certain countries, of other agencies, particularly the Office of Defense Trade Controls, Department of State (with respect to Arms, Munitions and Implements of War (22 CFR 121-128)); the Bureau of Industry and

Security, Department of Commerce (15 CFR parts 730-774); the Office of Foreign AssetsControl, Department of Treasury (31 CFR Parts 500+) and the Department of Energy.

NOT GRANTED

No license under 35 U.S.C. 184 has been granted at this time, if the phrase "IF REQUIRED, FOREIGN FILING LICENSE GRANTED" DOES NOT appear on this form. Applicant may still petition for a license under 37 CFR 5.12, if a license is desired before the expiration of 6 months from the filing date of the application. If 6 months has lapsed from the filing date of this application and the licensee has not received any indication of a secrecy order under 35 U.S.C. 181, the licensee may foreign file the application pursuant to 37 CFR 5.15(b).

AGREEMENT FOR THE ASSIGNMENT OF AN EXCLUSIVE LICENSE AGREEMENT FOR
INTELLECTUAL PROPERTY INCLUDING PATENTS AND PATENTS PENDING

THIS AGREEMENT ("AGREEMENT"), is made by and among SPLINT DECISIONS, INC.
("ASSIGNOR"), a California Corporation, BOYD RESEARCH, INC. ("BOYD RESEARCH'), a
California Corporation, who together with ASSIGNOR are collectively referred to as the
"ASSIGNOR PARTIES"), and FRIENDLY AUTO DEALERS, INC., a Nevada Corporation,
("ASSIGNEE").

This Agreement shall be effective as of the 16th day of November 2010 (the "EFFECTIVE
DATE").

WHEREAS, ASSIGNOR and ASSIGNEE are affiliated business entities by virtue of that certain
Material Definitive Agreement (attached hereto) dated November 16, 2010 between ASSIGNOR
and ASSIGNEE, wherein ASSIGNOR agreed as consideration for an issuance of shares of
restricted common stock in ASSIGNEE to assign to ASSIGNEE certain intellectual property
licenses for patents and patent applications that ASSIGNOR acquired by an Technology
Licensing Agreement with BOYD RESEARCH (attached hereto); and,

WHEREAS, ASSIGNOR is required by virtue of the Technology Licensing Agreement with
BOYD RESEARCH to obtain its written agreement to the assignment of licensing rights for the
intellectual property rights that were the subject of the Technology Licensing Agreement

WHEREAS, subject to the terms and conditions set forth in this Agreement, and in exchange for
the mutual promises and covenants contained herein, the ASSIGNOR agrees, and BOYD
RESEARCH agrees and acknowledges that ASSIGNOR may:

(i) transfer, convey, sell and assign to ASSIGNEE all of its right, title and interest in and to the
licenses for patents and patent applications and other intellectual property listed on SCHEDULE
A annexed hereto and made a part hereof, which patents were developed and are owned by
BOYD RESEARCH for applications, products and services (collectively, the "PATENTS"); and,

(ii) transfer, convey, sell and assign to ASSIGNEE any license for the use of trademarks and
servicemarks and all related applications (including intent to use applications) listed on
SCHEDULE B annexed hereto and made a part hereof, owned by ASSIGNOR PARTIES and
used or intended for use in connection with the commercial exploitation of the applications,
products and services of ASSIGNOR (the "TRADEMARKS");

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which
is hereby acknowledged, the parties agree as follows:

ARTICLE I — DEFINITIONS

Defined terms used in this Agreement but not defined elsewhere in this Agreement shall have the
meanings set forth below:

1.1 "INTELLECTUAL PROPERTY" shall mean the Patents, Patent Applications and any
Trademarks or Servicemarks and any applications for same, together with all knowledge, know
how, trade secrets, copyrights and all other intellectual property of ASSIGNOR for use with or
otherwise relating the design, manufacture, operation, use, or sale of any Product or other device
for use in any field and incorporating or based on United States Patent Application # 61387548
"The Total Splint System" and Letters Patent No. 6,666,212 B2, foreign counterparts of this
patent, or of the applications leading to such patents, any other patents now or hereafter owned or

controlled by ASSIGNOR which would be infringed by ASSIGNEE in exercising its rights and assignment under this Agreement, or based on any products currently sold by ASSIGNEE, and any modification or improvements thereto made by ASSIGNEE or ASSIGNEE applications, products and services, and all goodwill associated with all of the foregoing.

1.2   "PERSON" shall mean any natural person, corporation, partnership, association, sole proprietorship, trust, joint venture, limited liability company, general partnership, limited partnership, trust association or other business entity.

1.3   "SUCCESSOR" or "SUCCESSORS" shall mean any Person who succeeds to the business of ASSIGNEE whether by merger, conversion of equity securities, acquisition of equity interests, operation of law, acquisition of all or substantially all of ASSIGNEE's assets, assignment or otherwise.

ARTICLE II — PURCHASE AND SALE

2.1 TRANSFER OF INTELLECTUAL PROPERTY LICENSE. In exchange for the consideration to be provided to ASSIGNOR PARTIES as set forth in Article III of this Agreement, ASSIGNOR does hereby convey, sell, assign and transfer all of its exclusive licensing rights in:

        (a)   The Patents, including all worldwide applications and registrations therefor, and all rights to recover for any prior infringements of the Patents;

        (b)   The Trademarks, including all goodwill associated therewith, all worldwide applications and registrations therefor, and all rights to recover for any prior infringements of the Trademarks; and

        (c)   All other Intellectual Property (other than the Patents and the Trademarks) owned, used or held for use by ASSIGNOR by virtue of the Exclusive License Agreement with BOYD RESEARCH on or prior to the Effective Date.

2.2 REPRESENTATIONS AND WARRANTIES OF THE ASSIGNOR PARTIES.

The ASSIGNOR PARTIES hereby represent and warrant to ASSIGNEE as follows:

        (a)   All right, title and interest in and to the Intellectual Property is owned by BOYD RESEARCH and by exclusive license to ASSIGNOR, free and clear of all liens, security interests, license grants, mortgages or other encumbrances of any nature whatsoever;

        (b)   The Intellectual Property represents the existing applications, products and services related in every manner to the INTELLECTUAL PROPERTY held by exclusive license from BOYD RESEARCH to the ASSIGNOR; and

        (c)   To the knowledge of the ASSIGNOR PARTIES, no registration in respect of the Intellectual Property, or application to register the Intellectual Property, has lapsed, expired, been abandoned or been canceled.

The ASSIGNOR PARTIES shall, jointly and severally, indemnify ASSIGNEE and its Successors and hold such Persons harmless from and against any and all claims, actions, suits, proceedings, liabilities, damages, legal fees (including the costs of defense) or any other liabilities or obligations arising from or relating to a breach of any of the above representations and warranties.

2.3 ASSIGNOR ASSIGNMENTS. Concurrently with the PARTIES execution and delivery of this Agreement, ASSIGNOR shall execute and deliver to ASSIGNEE Unanimous Written Consents from each ASSIGNOR PARTY'S respective Board of Directors, authorizing the assignment of the Exclusive License Agreement by and between BOYD RESERARCH and SPLINT DECISIONS.

ARTICLE III — CONSIDERATION

In consideration of the rights, conveyances, covenants, representations and warranties of the ASSIGNOR PARTIES as set forth in Article II of this Agreement ASSIGNEE hereby agrees as follows:

(a)   Effective not later than December 31, 2010, ASSIGNEE hereby agrees to issue to ASSIGNOR PARTIES units of common equity interests of ASSIGNEE as set forth in the Material Definitive Agreement attached hereto and made part hereof by reference. In connection with the foregoing, BOYD RESEARCH hereby ratifies, adopts, accepts and agrees to be bound by all of the terms and conditions of the Material Definitive Agreement effective as of November 16, 2010 as if BOYD RESEARCH was an actual signatory thereto.

(b)   Simultaneously with the parties' execution and delivery of this Agreement, ASSIGNEE hereby grants to BOYD RESEARCH (i) a perpetual, non-exclusive, royalty free right and license to use, all or any portion of the INTELLECTUAL PROPERTY, and (ii) all know-how, knowledge, copyrights, patents and other intellectual property developed and owned by ASSIGNEE from and after the Effective Date hereof and designed or intended for use in the design, manufacture, operation, use, or sale of any Product or other device for use in any field and incorporating or based on United States Patent Application # 61387548 "The Total Splint System" and Letters Patent No. 6,666,212 B2, foreign counterparts of this patent, or of the applications leading to such patents.

ARTICLE IV — SUPPORT SERVICES

4.1 INTERCOMPANY SERVICES. For a period not to exceed one year from the Effective Date unless otherwise extended by the ASSIGNOR PARTIES and ASSIGNEE, the ASSIGNOR PARTIES shall provide to ASSIGNEE, at ASSIGNEE's request, any legal, technical, consulting or other services requested from time to time by ASSIGNEE; PROVIDED, HOWEVER, that ASSIGNOR PARTY personnel, at the time of such request, possess the requisite experience and knowledge necessary to provide such Intercompany Services and have reasonable time availability to provide such Intercompany Services within the time requested. Any Intercompany Services provided by ASSIGNOR PARTIES that are legal in nature shall be at the direction of, and shall be supervised by, the Chief Legal Officer of ASSIGNEE.

4.2 INTERCOMPANY SERVICES FEE. ASSIGNEE shall pay for the Intercompany Services on a per project or assignment basis. The fee shall be commercially reasonable and shall be negotiated in good faith by ASSIGNEE and ASSIGNOR PARTIES.

4.3 NO REQUIRED USE. Nothing herein shall prohibit ASSIGNEE from engaging any other person to provide legal, technical, consulting or other services to ASSIGNEE. Without limiting the generality of the foregoing, nothing herein shall prohibit ASSIGNEE from engaging any other Persons to perform any or all services that make up the Intercompany Services without first requesting ASSIGNOR PARTIES to provide such services.

ARTICLE V — MISCELLANEOUS PROVISIONS

5.1 WAIVER; MODIFICATION. No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, waiver, modification or discharge is agreed to in writing and signed by each of the parties hereto or a duly authorized representative thereto. No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

5.2 INVALIDITY. If any provision of this Agreement shall be determined by any court of competent jurisdiction to be unenforceable or invalid to any extent, the remainder of this Agreement shall not be affected thereby, and this Agreement shall be construed to the fullest extent possible as to give effect to the intentions of the provision found unenforceable or invalid.

5.3 PARTIES IN INTEREST. This Agreement may not be assigned by one of the ASSIGNOR PARTIES without the prior written consent of ASSIGNEE (whether by a sale of all or substantially all of its assets, a change in control or by operation of law), which consent shall not be unreasonably withheld or delayed. This Agreement shall be binding upon the parties hereto and all Successors.

5.4 EXPENSES. Except as otherwise specifically provided for herein, each party hereto shall bear all expenses incurred by it in connection with this Agreement including, without limitation, the charges of its counsel, accountants and other experts.

5.5 NOTICES. All notices and other communications provided for hereunder shall be in writing and shall be delivered to each party hereto by hand or sent by reputable overnight courier, with receipt verified, or registered or certified mail, return receipt requested, addressed as follows:

If to ASSIGNOR PARTY: SPLINT DECISIONS, INC.

4093 Oceanside Blvd. Ste. B, Oceanside, CA 92056

Attention: TIMOTHY DIXON

If to ASSIGNOR PARTY: BOYD RESEARCH, INC.:

7060 Via del Charro, Rancho Sante Fe, CA 92067

Attention: JAMES BOYD, D.D.S.

If to ASSIGNEE: FRIENDLY AUTO DEALERS, INC.

4132 South Rainbow Road, Suite 514, Las Vegas, Nevada 89103

Attention: GERRY BERG

or at such other address as either party may specify by notice to the other party given as aforesaid. Such notices shall be deemed to be effective when the same shall be deposited, postage prepaid, in the mail and/or when the same shall have been delivered by hand or overnight courier, as the case may be. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a business day, then such action or notice may be deferred until, or may be taken or given on, the next business day.

5.6 GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to its conflicts of law principles.

5.7 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

5.8 HEADINGS. All headings contained in this Agreement are for reference purposes only and shall not in any way effect the meaning or interpretation of any provision or provisions of this Agreement.

5.9 INTEGRATION. This Agreement, and the documents to be delivered in connection therewith, and the exhibits and schedules thereto, if any, set forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersede all prior and contemporaneous agreements, promises, covenants, arrangements, understandings, communications, representations or warranties, whether oral or written, by any party hereto; and any prior agreement of the parties hereto in respect of the subject matter contained herein is hereby terminated and canceled. No agreements or representations, whether written, oral, express or implied, with respect to the subject matter hereof have been made by either party that are not set forth expressly in this Agreement and the other documents to be delivered in connection herewith and therewith.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the 16th day of November, 2010.

SPLINT DECISIONS, INC.



By: TIMOTHY DIXON

its President

BOYD RESEARCH, INC.



By: JAMES BOYD, D.D.S.

its President

FRIENDLY AUTO DEALERS, INC.



By: GERRY BERG

its President

EXHIBIT A TO APPENDIX H

Exhibit A

To AGREEMENT FOR THE ASSIGNMENT OF AN EXCLUSIVE LICENSE AGREEMENT FOR INTELLECTUAL PROPERTY INCLUDING PATENTS AND PATENTS PENDING

PATENTS/TRADEMARKS



US006666212B2

(12) **United States Patent**
Boyd, Sr.

(10) Patent No.: **US 6,666,212 B2**
(45) Date of Patent: **Dec. 23, 2003**

(54) **INTRAORAL DISCLUDER DEVICE AND METHOD FOR PREVENTING MIGRAINE AND TENSION HEADACHES AND TEMPOROMANDIBULAR DISORDERS**

(76) Inventor: **James P. Boyd, Sr.,** 710 Midori Ct., Solana Beach, CA (US) 92075

(*) Notice: Subject to any disclaimer, the term of this patent is extended or adjusted under 35 U.S.C. 154(b) by 0 days.

(21) Appl. No.: **10/033,693**

(22) Filed: **Dec. 27, 2001**

(65) **Prior Publication Data**

US 2003/0121523 A1 Jul. 3, 2003

(51) Int. Cl.⁷ **A61C 5/14**
(52) U.S. Cl. **128/859;** 128/861; 433/41
(58) Field of Search 128/846, 848, 128/859–862; 433/6, 41; 602/902

(56) **References Cited**

U.S. PATENT DOCUMENTS

2,694,397 A	11/1954	Herms	128/136
2,808,898 A	10/1957	Meyerhoefer	183/51
3,478,429 A	11/1969	Shilliday	32/14
3,513,838 A	5/1970	Foderick et al.	128/136
3,705,585 A	* 12/1972	Saffro	128/303.1
4,211,008 A	7/1980	Lerman	433/229
4,413,979 A	* 11/1983	Ginsburg	433/41
4,468,196 A	8/1984	Keller	433/24
4,559,013 A	12/1985	Amstutz et al.	433/22
4,624,640 A	11/1986	Tesini	433/71
4,773,853 A	9/1988	Kussick	433/6
4,798,534 A	1/1989	Breads	433/6
4,892,478 A	1/1990	Tateosian et al.	433/6
4,915,630 A	4/1990	Honig	433/215
4,920,984 A	5/1990	Furumichi et al.	128/861
4,997,182 A	3/1991	Kussick	272/95
5,031,611 A	7/1991	Moles	128/201
5,033,480 A	7/1991	Wiley et al.	128/861
5,067,896 A	11/1991	Korn	433/6
5,085,584 A	2/1992	Boyd	433/6
5,092,346 A	3/1992	Hays et al.	128/848
5,277,203 A	1/1994	Hays	128/861
5,503,552 A	4/1996	Diesso	433/37
5,513,656 A	5/1996	Boyd, Sr.	128/859
5,554,665 A	9/1996	Tateosian et al.	522/30
5,624,257 A	4/1997	Farrell	433/6
5,779,470 A	7/1998	Kussick	433/6
5,795,150 A	8/1998	Boyd	433/6
5,885,073 A	3/1999	Kussick	433/6
6,231,337 B1	5/2001	Boyd	433/6

* cited by examiner

Primary Examiner—Michael A. Brown
(74) *Attorney, Agent, or Firm*—Sheppard, Mullin Richter & Hampton LLP

(57) **ABSTRACT**

A semi-custom intraoral discluder device for preventing chronic tension and common migraine headaches and temporomandibular disorders that are caused or perpetuated by chronic activity of the temporalis muscle. The discluder includes a trough, contoured to encompass at least one maxillary or mandibular incisor, from which extends a protrusion, typically of a dome shape. The trough can be retained on the teeth by any adaptable material which can flow around the teeth and then maintain its shape. The adaptation of the retentive material can be performed by the end user, health care provider, or anyone trained in the art. Once in place in the wearer's mouth, one or two opposing incisor teeth will come into contact with the protrusion prior to the upper and lower posterior and/or canine teeth coming into contact, regardless of the position of the mandible, thereby reducing the intensity of the activity of the temporalis muscle.

20 Claims, 2 Drawing Sheets





FIGURE 1



FIGURE 2



FIGURE 3



FIGURE 4



FIGURE 5



FIGURE 6



FIGURE 7



FIGURE 8



FIGURE 9

1

INTRAORAL DISCLUDER DEVICE AND METHOD FOR PREVENTING MIGRAINE AND TENSION HEADACHES AND TEMPOROMANDIBULAR DISORDERS

BACKGROUND OF THE INVENTION

The present invention relates generally to intraoral devices and, more particularly, to an intraoral discluder device for use in relieving tension headaches, common migraine headaches, and temporomandibular disorders.

Tension and muscle contraction headaches affect many people every day. The headaches are often recurring and, without effective treatment, can become very painful, restricting an individual's ability to think clearly and function effectively. The discomfort associated with tension and muscle contraction headaches is usually due to pain from strained and fatigued muscles of the head. The majority of the muscles of the human head are not sufficiently strong to elicit the type of pain and discomfort associated with tension and muscle contraction headaches. That is not the case with the temporalis muscle, however, which is located on the side of the skull and extends from just behind the eye to just behind the ear, and which is an extremely powerful muscle that functions to close or elevate the jaw.

Under normal circumstances, the temporalis muscle should not exert a large static force by contracting isometrically, except possibly during normal chewing. Inappropriate isometric contraction of temporalis muscle is commonly known as "clenching" and clinically known as myofascial dysfunction. Unfortunately, myofacial dysfunction is particularly difficult to detect or diagnose because the act of clenching is a relatively motionless act that is commonly done while a person is concentrating on another topic, or while sleeping.

As the muscular contraction condition of "clenching" continues, the muscle becomes fatigued and susceptible to spasm and cramping. The pain from spasming and cramping temporalis fibers is severe and is usually diagnosed as a common migraine. Individuals suffering from headaches, who seek the assistance of a physician, are usually treated with muscle relaxants, analgesics, and physical therapy for the muscle fatigue. However, medications and therapy require continual treatment and treat only the symptoms of the underlying problem and not the problem itself.

Persons suffering from headaches, who seek the assistance of a dentist, commonly will be diagnosed with a temporomandibular disorder and treated with an intraoral "jaw positioning" appliance. Unfortunately, the intraoral appliances provided by dentists usually are not entirely effective, because they only approximate the relative positions of the upper and lower teeth with respect to each other, allowing clenching to continue with minimal mandibular movement. Further, these intraoral appliances ordinarily cannot be used with patients who have malocclusions, protrusions or retrusions of the mandible, or other irregular teeth or mandibular orientations. Typically, the intraoral appliance must also be fabricated by a dentist at a prohibitive cost to a majority of individuals who suffer from tension and common migraine headaches. Lastly, most intraoral jaw positioning appliances and other types of semi-custom intraoral discluders can only be used on the upper teeth. However, in some circumstances, use of the device on the upper teeth is impossible due to malocclusions and irregular orientation of the teeth.

It should be apparent from the foregoing discussion, that there is need for a more effective semi-custom intraoral

2

device that can be used with various teeth and jaw orientations and that can be placed on either the upper teeth or the lower teeth to prevent contact of the upper and lower teeth in all mandibular movements. By preventing contact of the upper and lower teeth, the semi-custom intraoral discluder would be able to inhibit inappropriate isometric contraction of the temporalis muscle and thereby prevent tension and common migraine headaches and other temporomandibular disorders. The present invention satisfies this need.

SUMMARY OF THE INVENTION

The above-noted problems, and others, are overcome in accordance with this invention by a small semi-custom intraoral discluder device that can be used with various teeth and jaw orientations and that can be placed on either the upper teeth or the lower teeth, to prevent contact of opposing upper and lower teeth. By preventing contact of the upper and lower teeth, the semi-custom intraoral discluder device inhibits inappropriate isometric contraction of the temporalis muscle, thereby preventing tension and common migraine headaches and other temporomandibular disorders.

The intraoral discluder device of the invention includes a prefabricated trough, having a front wall and a rear wall. Extending a substantially distance anteriorly and posteriorly from the trough is a protrusion, typically dome shaped, that extends such that as the lower jaw is elevated, the edge of the opposing incisor or incisors comes into contact with the contact surface of the protrusion prior to the opposing upper and lower teeth coming into contact. The contact surface of the protrusion prevents the upper and lower teeth from contacting each other, regardless of the protrusive, retrusive, or excursive position of the mandible or the teeth or any mandibular movement and suppresses isometric contraction of the temporalis muscle. The protrusion can be further modified by the practitioner or wearer to accommodate for any unusual or extreme mandibular movements or teeth orientations.

If necessary, the trough can be filled with an adaptable material that conforms to the shape of the incisors and assists in retaining the trough on the upper or lower incisors. In addition, means can be provided for enhancing retention of the adaptable material within the trough. Such retaining means can take the form of one or more cutouts formed in a wall of the trough, a mechanical undercut in a wall of the trough, an adhesive, and/or natural attraction of the adaptable material to the trough.

In other, more detailed features of the invention, the protrusion preferably has a length in the anterior/posterior direction in the range of about 8 mm to about 12 mm. Further, the protrusion preferably projects anteriorly from the front wall by at least about 3 mm.

Other features, and advantages of the present invention should become apparent from the following description of the preferred embodiments, taken in conjunction with the accompanying drawings, which illustrate, by way of example, the principles of the invention.

BRIEF DESCRIPTION OF THE DRAWINGS

Embodiments of the present invention will now be described, by way of example only, with reference to the following drawings in which:

FIG. 1 is a schematic side elevation view of the human skull with a preferred embodiment of a semi-custom intraoral discluder of the invention positioned over the maxillary teeth.

FIG. **2** is a perspective view of the intraoral discluder of FIG. **1**.

FIG. **3** is a front elevational view of the intraoral discluder of FIG. **2**, in place over the maxillary teeth, opposing the mandibular incisors.

FIG. **4** is a front elevational view of the intraoral discluder of FIG. **2**, in place over the mandibular teeth, opposing the maxillary incisors.

FIG. **5** is a side sectional view of the intraoral discluder of FIG. **2**, in place over a maxillary incisor with an adaptable material conforming to the shape of the maxillary incisor, opposing a mandibular incisor, with the mandibular incisor shown in both a protrusive and a retrusive position.

FIG. **6** is a side sectional view of the intraoral discluder of FIG. **2**, in place over a mandibular incisor with an adaptable material conforming to the shape of the mandibular incisor, opposing a maxillary incisor, with the mandible in a retruded position.

FIG. **7** is a side sectional view of the intraoral discluder of FIG. **2**, similar to the view of FIG. **6**, but with the mandible in a protruded position.

FIG. **8** is a perspective view of an alternative embodiment of a semicustom intraoral discluder in accordance with the invention, including a trough filled with an adaptive material, a protrusion, and one extending tab placed on the protrusion and another extending tab aligned for placement on the first extending tab.

FIG. **9** is a perspective view of another alternative embodiment of a semi-custom intraoral discluder in accordance with the invention, this embodiment differing from the discluder embodiment of FIG. **2** in that the front wall of its trough includes cutouts for enhancing retention of the adaptable material.

DETAILED DESCRIPTION OF THE PREFERRED EMBODIMENTS

With reference now to the exemplary drawings, and particularly to FIGS. **1** and **2**, there is shown a semi-custom intraoral discluder **2** in accordance with the invention, which functions to prevent tension and common migraine headaches and temporomandibular disorders. With particular reference to FIG. **1**, a schematic representation of a human skull **4** is shown, wherein the temporalis muscle **6** extends from the skull to its attachment **8** on the mandible **10**. A contraction of the temporalis muscle causes the jaw to close. The discluder prevents the upper teeth **12** and the lower teeth **14** from contacting each other and thereby inhibits inappropriate contraction of the temporalis muscle.

The discluder **2** includes a trough **22** with a labial wall **20** and a protrusion **18** with an anterior contact surface **16** extending from the labial wall of the trough. The discluder may be made of any biocompatible material that will hold its form, including, e.g., polymers, enamels, rubbers, silicone resins, and any other materials that would be known to be used by those skilled in the art. In an alternative embodiment, the protrusion and the trough may be made of different biocompatible materials selected from these same examples.

FIG. **3** shows the intraoral discluder **2** in place over the maxillary incisors **24**, with the contact surface **16** of the protrusion **18** contacting the opposing mandibular incisors **26** when the mandible **10** elevates. The contact surface is positioned a sufficient distance away from the trough **22** to prevent the opposing upper teeth **12** and lower teeth **14** from contacting each other. Typically, this distance is on the order of several millimeters.

With reference now to FIG. **5**, the trough **22** of the intraoral discluder **2** is defined by a front wall **28** and a rear wall **30**. An adaptive material **32** can optionally be disposed within the trough, for conforming engagement with the maxillary incisors **24**. This adaptive material may be made of any type of material that conforms and retains its shape, including, e.g., silicone resins, polymers, enamels, rubbers, and any other material that would be known to be used by those skilled in the art. This material aids in providing a comfortable and durable engagement between the discluder and the incisors.

In one feature of the invention, the protrusion **18** projects both anteriorly and posteriorly from the trough **22**. This ensures that the opposing mandibular incisors **26** will contact the contact surface **16** of the protrusion **18** regardless of whether the mandible is in a protrusive position or a retrusive position. These two positions are depicted in FIG. **5**, with the mandibular incisor being identified by the reference numeral **26** when it is in a protrusive position and by the reference numeral **26'** when it is in a retrusive position. Preferably, the protrusion has a length in the anterior/posterior direction in the range of about 8 mm to about 12 mm. It projects anteriorly from the front wall **28** of the trough by at least about 3 mm.

Alternatively, as shown in FIG. **4**, the intraoral discluder **2** can be placed over the mandibular incisors **26**, with the contact surface **16** of the protrusion **18** contacting the opposing maxillary incisors **24** when the mandible **10** elevates. As in the case when the discluder is placed over the maxillary incisors, this prevents the opposing upper and lower teeth **12, 14** from contacting each other.

FIGS. **6** and **7** show the discluder **2** positioned on the mandibular incisors, with its trough **22** being held in place by the adaptive material **32** around the mandibular incisor **26**. In FIG. **6**, the opposing maxillary incisor **24** contacts an anterior portion of the contact surface **16** of the protrusion **18** when the mandible is in a retrusive position. In FIG. **7**, on the other hand, the opposing maxillary incisor contacts a posterior portion of the contact surface when the mandible is in a protrusive position.

An alternative embodiment of a semi-custom intraoral discluder **2'** in accordance with the invention is depicted in FIG. **8**. It includes a trough **22** and a protrusion **18** projecting both anteriorly and posteriorly from the trough. An adaptive material **32** is disposed within the trough, and two extending tabs **36, 38** are included for placement on the protrusion, to increase the distance of the contacting surface **16** from the trough. The extending tab **36** is shown secured to the protrusion, and the extending tab **38** is shown in alignment with the tab **36**. These tabs are selectively used if the wearer's mouth is configured such that the upper teeth **12** and the lower teeth **14** contact each other before the opposing incisors **24** or **26** contact the protrusion. The wearer or practitioner can selectively adhere one or more of these extension tabs to the occluding face of the protrusion to increase the distance between the contact surface and the trough. The extension tabs may be made of any suitable biocompatible material, including, e.g., silicone resins, polymers, enamels, rubbers, and any other material known to those skilled in the art. The extension tabs may be adhered to the entire protrusion, as shown, or to only a portion of the protrusion. The extension tabs may be adhered by any suitable method, including, e.g., adhesives, cutouts, prefabricated snap-in-place pieces, natural attraction, adhesion, or other any other suitable method known to those skilled in the art.

Another alternative embodiment of a semi-custom intraoral discluder **2"** in accordance with the invention is

5

depicted in FIG. **9**. This discluder includes a trough **22** and a protrusion **18** projecting both anteriorly and posteriorly from the trough, and an adaptive material **32** is disposed within the trough. This discluder further includes three circular cutouts **40** in the trough's front wall **28**, for enhancing the retention of the adaptive material within the trough. Other structures for enhancing retention of the adaptive material could include mechanical undercuts, adhesives, and/or natural attraction of the adaptable material to the trough.

It should be evident from the drawings and the discussion above that the semi-custom intraoral discluder **2** of the invention may be used on either the upper teeth **12** or lower teeth **14** and with various teeth and jaw orientations, to prevent the upper teeth and lower teeth from contacting each other and causing inappropriate isometric contractions of the temporalis muscle **6**. The intraoral semi-custom discluder of the invention prevents tension and common migraine headaches and temporomandibular disorders that result from inappropriate isometric contraction of the temporalis muscle.

Although the invention has been described in detail with reference to the presently preferred embodiments, those of ordinary skill in the art will appreciate that various modifications can be made without departing from the invention. Accordingly, the invention is defined only by the following claims.

I claim:

1. A semi-custom intraoral discluder device comprising:

a prefabricated trough defining a first axis and having a front wall and a rear wall sized and configured to accommodate at least one upper or lower incisor, wherein the front wall is disposed is adjacent to the front of the incisor when the trough is in the wearer's mouth; and

a protrusion attached to the trough and projecting anteriorly from the front wall of the trough and posteriorly from the rear wall of the trough when the trough is in the wearer's mouth, wherein the protrusion defines a second axis generally perpendicular to the first axis of the trough, and wherein the protrusion is sized and configured to prevent contact between opposing upper and lower teeth, including when the mandible is in a protrusive position or a retrusive position.

2. The intraoral discluder device according to claim **1**, and further comprising a quantity of adaptable material disposed within the trough and adapted to conform to the shape of the incisor, to assist in retaining the device in the wearer's mouth.

3. The intraoral discluder device according to claim **2**, and further comprising means for retaining the adaptable material within the trough.

4. The intraoral discluder device according to claim **3**, wherein the means for retaining includes one or more cutouts formed in a wall of the trough.

5. The intraoral discluder device according to claim **2**, wherein the means for retaining is selected from the group consisting of a mechanical undercut in a wall of the trough, an adhesive, and natural attraction of the adaptable material to the trough.

6. The intraoral discluder device according to claim **1**, wherein the trough and the protrusion both are fabricated from a biocompatible material.

7. The intraoral discluder device according to claim **1**, wherein the protrusion comprises a plurality of tabs that increase the distance from at least one opposing incisor to the trough.

6

8. The intraoral discluder device according to claim **1**, wherein the protrusion is configured not to move when contacted by at least one opposing incisor.

9. The intraoral discluder device according to claim **1**, wherein the protrusion has a length in the anterior/posterior direction in the range of about 8 mm to about 12 mm.

10. The intraoral discluder device according to claim **9**, wherein the protrusion projects anteriorly from the front wall by at least about 3 mm.

11. A method for using a semi-custom intraoral discluder device, comprising the steps of:

providing a semi-custom intraoral discluder device that includes

a trough defining a first axis and having a front wall and a rear wall sized and configured to accommodate at least one upper or lower incisor, wherein the front wall is disposed adjacent to the front of the incisor and the rear wall is disposed adjacent to the rear of the incisor when the trough is in the wearer's mouth, and

a protrusion attached to the trough and projecting anteriorly from the front wall of the trough and a posteriorly from the rear wall of the trough when the tough is in the wearer's mouth, wherein the protrusion defines a second axis generally perpendicular to the first axis of the trough, and wherein the protrusion is sized and configured to prevent contact between opposing upper and lower teeth; and

placing the intraoral discluder device on at least one of the wearer's upper or lower incisors so that the protrusion will contact at least one opposing incisor tooth prior to contact between upper and lower teeth, including when the mandible is in a protrusive position or a retrusive position.

12. The method according to claim **11**, and further including a step of placing a quantity of adaptable material into the trough, such material conforming to the shape of the at least one upper or lower incisor, thereby assisting in retaining the device in the wear's mouth.

13. The method according to claim **12**, wherein the semi-custom intraoral discluder device provided in the step of providing further includes means for retaining the adaptable material within the trough.

14. The intraoral discluder device according to claim **13**, wherein the means for retaining is selected from the group consisting of one or more cutouts formed in a wall of the trough, a mechanical undercut in a wall of the trough, an adhesive, and natural attraction of the adaptable material to the trough.

15. The method according to claim **11**, wherein the trough and protrusion are fabricated from a biocompatible material.

16. The method according to claim **11**, and further including a step of securing at least one prefabricated tab to the protrusion, to increase the distance from at least one opposing incisor to the trough.

17. The method according to claim **11**, wherein the protrusion is configured not to move when contacted by at least one opposing incisor.

18. The method according to claim **11**, wherein the protrusion has a length in the anterior/posterior direction in the range of about 8 mm to about 12 mm.

19. The method according to claim **11**, wherein the protrusion projects anteriorly from the front wall by at least about 3 mm.

20. A semi-custom intraoral discluder device comprising:

a prefabricated trough defining a first axis and having a front wall and a rear wall sized and configured to

7

accommodate at least one upper or lower incisor, wherein the front wall is disposed is adjacent to the front of the incisor when the trough is in the wearer's mouth;

a quantity of adaptable material disposed within the trough and adapted to conform to the shape of the incisor, to assist in retaining the device in the wearer's mouth;

means for retainind the adaptable material within the trough; and

a protrusion attached to the trough and projecting anteriorly from the front wall of the trough and posteriorly from the rear wall of the trough when the trough is in the wearer's mouth;

8

wherein the trough, the adaptable material, and the protrusion all are formed of a biocompatible material;

wherein the protrusion has a length in the anterior/posterior direction in the range of about 8 mm to about 12 mm, and wherein the protrusion projects anteriorly from the front wall of the trough by at least about 3 mm, and wherein the protrusion defines a second axis generally perpendicular to the first axis of the trough, and wherein the protrusion is sized and configured to prevent contact between opposing upper and lower teeth, including when the mandible is in a protrusive position or a retrusive position.

* * * * *

UNITED STATES PATENT AND TRADEMARK OFFICE
CERTIFICATE OF CORRECTION

PATENT NO.   : 6,666,212 B2   Page 1 of 1
DATED   : December 23, 2003
INVENTOR(S) : James P. Boyd Sr.

It is certified that error appears in the above-identified patent and that said Letters Patent is hereby corrected as shown below:

Column 6,
Line 24, change "tough" to -- trough --
Line 39, change "wear's" to -- wearer's --

Column 7,
Line 9, change "retainind" to -- retaining --

Signed and Sealed this

Twenty-fourth Day of February, 2004



JON W. DUDAS
Acting Director of the United States Patent and Trademark Office



SHEPPARD MULLIN
SHEPPARD MULLIN RICHTER & HAMPTON, LLP
A T T O R N E Y S   A T   L A W

333 South Hope Street | 48th Floor | Los Angeles, CA 90071-1422
213-620-1780 office | 213-620-1398 fax | www.sheppardmullin.com

Writer's Direct Line: 213-617-4202
bagness@sheppardmullin.com

July 28, 2010

Our File Number: 057F-086131

VIA E-MAIL AND U.S. MAIL

James P. Boyd
Boyd Research, Inc.
P.O. Box 2145
7060 Via Del Charro
Rancho Santa Fe, CA 92067
E-mail: Jim@DrJimBoyd.com

Re: U.S. Patent No. 6,666,212
        Issued: December 23, 2003
        Title: INTRAORAL DISCLUDER DEVICE AND METHOD FOR
                 PREVENTING MIGRAINE AND TENSION HEADACHES
                 AND TEMPOROMANDIBULAR DISORDERS
        Inventor: James P. Boyd

Dear Mr. Boyd:

Enclosed for your records is a copy of the assignment for the above-identified patent. The assignment was recorded on July 14, 2010, in the United States Patent & Trademark Office, on Reel 004242, Frame 0338. The above-identified patent is now assigned to Boyd Research, Inc. The patent had not previously been assigned.

Please contact me if you have any questions.

Sincerely,

Bridgette A. Agness

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

W02-WEST:1BAC2\402826851.1
Enclosures

cc: Tim Dixon (E-mail only)
        James R. Brueggemann, Esq.



UNITED STATES PATENT AND TRADEMARK OFFICE

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UNITED STATES PATENT AND TRADEMARK OFFICE

UNDER SECRETARY OF COMMERCE FOR INTELLECTUAL PROPERTY AND
DIRECTOR OF THE UNITED STATES PATENT AND TRADEMARK OFFICE



900166861A

JULY 15, 2010

PTAS

BRIDGETTE A. AGNESS
SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
333 SOUTH HOPE STREET, 43RD FLOOR
LOS ANGELES, CA 90071

UNITED STATES PATENT AND TRADEMARK OFFICE
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THE ENCLOSED DOCUMENT HAS BEEN RECORDED BY THE ASSIGNMENT DIVISION OF THE U.S. PATENT AND TRADEMARK OFFICE. A COMPLETE MICROFILM COPY IS AVAILABLE AT THE ASSIGNMENT SEARCH ROOM ON THE REEL AND FRAME NUMBER REFERENCED BELOW.

PLEASE REVIEW ALL INFORMATION CONTAINED ON THIS NOTICE. THE INFORMATION CONTAINED ON THIS RECORDATION NOTICE REFLECTS THE DATA PRESENT IN THE PATENT AND TRADEMARK ASSIGNMENT SYSTEM. IF YOU SHOULD FIND ANY ERRORS OR HAVE QUESTIONS CONCERNING THIS NOTICE, YOU MAY CONTACT THE EMPLOYEE WHOSE NAME APPEARS ON THIS NOTICE AT 571-272-3350. PLEASE SEND REQUEST FOR CORRECTION TO: U.S. PATENT AND TRADEMARK OFFICE, MAIL STOP: ASSIGNMENT SERVICES BRANCH, P.O. BOX 1450, ALEXANDRIA, VA 22313.

RECORDATION DATE: 07/14/2010

REEL/FRAME: 004242/0338
NUMBER OF PAGES: 3

BRIEF: ASSIGNS THE ENTIRE INTEREST AND THE GOODWILL
DOCKET NUMBER: 057F-078286

ASSIGNOR:
NTI-TSS, INC.

DOC DATE: 07/14/2010
CITIZENSHIP: INDIANA
ENTITY: CORPORATION

ASSIGNEE:
BOYD RESEARCH, INC.
COMPOSED OF JAMES P. BOYD
7060 VIA DEL CHARRO
P.O. BOX 2145
RANCHO SANTA FE, CALIFORNIA 92067

CITIZENSHIP: CALIFORNIA
ENTITY: CORPORATION

APPLICATION NUMBER: 78125679
REGISTRATION NUMBER: 2761739

FILING DATE: 05/02/2002
ISSUE DATE: 09/09/2003

MARK: NTI-TSS
DRAWING TYPE: WORDS, LETTERS, OR NUMBERS IN TYPED FORM

P.O. Box 1450, Alexandria, Virginia 22313-1450 - www.USPTO.GOV

004242/0338 PAGE 2

APPLICATION NUMBER: 78125684 FILING DATE: 05/02/2002
REGISTRATION NUMBER: 2761740 ISSUE DATE: 09/09/2003

MARK: NTI-TSS
DRAWING TYPE: STYLIZED WORDS, LETTERS, OR NUMBERS

APPLICATION NUMBER: 77331828 FILING DATE: 11/16/2007
REGISTRATION NUMBER: 3549155 ISSUE DATE: 12/23/2008

MARK: NTI-TSS PLUS
DRAWING TYPE: WORDS, LETTERS, OR NUMBERS IN BLOCK FORM

APPLICATION NUMBER: 77331882 FILING DATE: 11/16/2007
REGISTRATION NUMBER: 3549156 ISSUE DATE: 12/23/2008

MARK: NTI-TSS PLUS
DRAWING TYPE: WORDS, LETTERS, OR NUMBERS AND DESIGN

ALLYSON PURNELL, EXAMINER
ASSIGNMENT SERVICES BRANCH
PUBLIC RECORDS DIVISION

TRADEMARK ASSIGNMENT

Electronic Version v1.1
Stylesheet Version v1.1

07/14/2010
900166961

SUBMISSION TYPE:	NEW ASSIGNMENT
NATURE OF CONVEYANCE:	ASSIGNS THE ENTIRE INTEREST AND THE GOODWILL

CONVEYING PARTY DATA

Name	Formerly	Execution Date	Entity Type
NTI-TSS, Inc.		07/14/2010	CORPORATION: INDIANA

RECEIVING PARTY DATA

Name:	Boyd Research, Inc.
Composed Of:	COMPOSED OF James P. Boyd
Street Address:	7060 Via Del Charro
Internal Address:	P.O. Box 2145
City:	Rancho Santa Fe
State/Country:	CALIFORNIA
Postal Code:	92067
Entity Type:	CORPORATION: CALIFORNIA

PROPERTY NUMBERS Total: 4

Property Type	Number	Word Mark
Registration Number:	2761739	NTI-TSS
Registration Number:	2761740	NTI-TSS
Registration Number:	3549155	NTI-TSS PLUS
Registration Number:	3549156	NTI-TSS PLUS

CH $115.00 2761739

CORRESPONDENCE DATA

Fax Number: (213)620-1398
Correspondence will be sent via US Mail when the fax attempt is unsuccessful.
Phone: 213 620-1780
Email: brodriguez@sheppardmullin.com
Correspondent Name: Bridgette A. Agness
Address Line 1: Sheppard, Mullin, Richter & Hampton LLP
Address Line 2: 333 South Hope Street, 43rd Floor
Address Line 4: Los Angeles, CALIFORNIA 90071

ATTORNEY DOCKET NUMBER:	057F-078286
NAME OF SUBMITTER:	Bridgette A. Agness
Signature:	/Bridgette A. Agness/
Date:	07/14/2010
Total Attachments: 1 source=AssignmentTM#page1.tif	

PTO/SB/53 (09-07)
Approved for use through 08/31/2010. OMB 0651-0033
U.S. Patent and Trademark Office; U.S. DEPARTMENT OF COMMERCE
Under the Paperwork Reduction Act of 1995, no persons are required to respond to a collection of information unless it displays a valid OMB control number.

REISSUE APPLICATION: CONSENT OF ASSIGNEE; STATEMENT OF NON-ASSIGNMENT	Docket Number (Optional) 057F-153955

This is part of the application for a reissue patent based on the original patent identified below.

Name of Patentee(s)   James P. Boyd, Sr.

Patent Number 6,666,212	Date Patent Issued December 23, 2003

Title of Invention   INTRAORAL DISCLUDER DEVICE AND METHOD FOR PREVENTING MIGRAINE AND TENSION HEADACHES AND TEMPOROMANDIBULAR DISORDERS

1. ☒ Filed herein is a statement under 37 CFR 3.73(b). (Form PTO/SB/96)

2. ☐ Ownership of the patent is in the inventor(s), and no assignment of the patent is in effect.

One of boxes 1 or 2 above must be checked. If multiple assignees, complete this form for each assignee. If box 2 is checked, skip the next entry and go directly to "Name of Assignee".

The written consent of all assignees and inventors owning an undivided interest in the original patent is included in this application for reissue.

The assignee(s) owning an undivided interest in said original patent is/are _Boyd Research, Inc._____. and the assignee(s) consents to the accompanying application for reissue.

Name of assignee/inventor (if not assigned)

Signature	Date July ____, 2010

Typed or printed name and title of person signing for assignee (if assigned)

James P. Boyd, Sr. - President

This collection of information is required by 37 CFR 1.172. The information is required to obtain or retain a benefit by the public which is to file (and by the USPTO to process) an application. Confidentiality is governed by 35 U.S.C. 122 and 37 CFR 1.14. This collection is estimated to take 6 minutes to complete, including gathering, preparing, and submitting the completed application form to the USPTO. Time will vary depending upon the individual case. Any comments on the amount of time you require to complete this form and/or suggestions for reducing this burden, should be sent to the Chief Information Officer, U.S. Patent and Trademark Office, U.S. Department of Commerce, P.O. Box 1450, Alexandria, VA 22313-1450. DO NOT SEND FEES OR COMPLETED FORMS TO THIS ADDRESS. SEND TO: Commissioner for Patents, P.O.Box 1450, Alexandria, VA 22313-1450.

If you need assistance in completing the form, call 1-800-PTO-9199 and select option 2

H(A)-17

EXHIBIT B TO APPENDIX H

Exhibit B

To AGREEMENT FOR THE ASSIGNMENT OF AN EXCLUSIVE LICENSE AGREEMENT FOR INTELLECTUAL PROPERTY INCLUDING PATENTS AND PATENTS PENDING

PROVISIONAL PATENT APPLICATIONS

Electronic Acknowledgement Receipt

EFS ID:	8521941
Application Number:	61387548
International Application Number:	
Confirmation Number:	3479
Title of Invention:	Using Polycaprolacetone to adapt a dental-retained flat plane mouthpiece and method of retention.
First Named Inventor/Applicant Name:	James P. Boyd
Correspondence Address:	James P. Boyd - 7060 Via del Charro PO Box 2145 Rancho Santa Fe CA 92067 US 858 342-9802 Jim@DrJimBoyd.com
Filer:	Adam Thomas/Sarah Bourland
Filer Authorized By:	Adam Thomas
Attorney Docket Number:	8942650
Receipt Date:	29-SEP-2010
Filing Date:	
Time Stamp:	12:04:18
Application Type:	Provisional

Payment information:

Submitted with Payment	yes
Payment Type	Deposit Account
Payment was successfully received in RAM	$ 110

RAM confirmation Number	8539
Deposit Account	502617
Authorized User	

File Listing:

Document Number	Document Description	File Name	File Size(Bytes)/ Message Digest	Multi Part/.zip	Pages (if appl.)
1	Abstract	8942650ABX-abst.pdf	19370 [illegible]	no	1
Warnings:					
Information:					
2	Claims	8942650ABX-clms.pdf	24324 [illegible]	no	1
Warnings:					
Information:					
3	Specification	8942650ABX-desc.pdf	36230 [illegible]	no	2
Warnings:					
Information:					
4	Provisional Cover Sheet (SB16)	8942650_PROVISIONALSB.pdf	1000180 [illegible]	no	3
Warnings:					
Information:					
5	Drawings-other than black and white line drawings	8942650ABX-draw.pdf	70383 [illegible]	no	1
Warnings:					
Information:					
6	Fee Worksheet (PTO-875)	fee-info.pdf	29109 [illegible]	no	2
Warnings:					
Information:					
		Total Files Size (in bytes):	1179596		

This Acknowledgement Receipt evidences receipt on the noted date by the USPTO of the indicated documents, characterized by the applicant, and including page counts, where applicable. It serves as evidence of receipt similar to a Post Card, as described in MPEP 503.

New Applications Under 35 U.S.C. 111
If a new application is being filed and the application includes the necessary components for a filing date (see 37 CFR 1.53(b)-(d) and MPEP 506), a Filing Receipt (37 CFR 1.54) will be issued in due course and the date shown on this Acknowledgement Receipt will establish the filing date of the application.

National Stage of an International Application under 35 U.S.C. 371
If a timely submission to enter the national stage of an international application is compliant with the conditions of 35 U.S.C. 371 and other applicable requirements a Form PCT/DO/EO/903 indicating acceptance of the application as a national stage submission under 35 U.S.C. 371 will be issued in addition to the Filing Receipt, in due course.

New International Application Filed with the USPTO as a Receiving Office
If a new international application is being filed and the international application includes the necessary components for an international filing date (see PCT Article 11 and MPEP 1810), a Notification of the International Application Number and of the International Filing Date (Form PCT/RO/105) will be issued in due course, subject to prescriptions concerning national security, and the date shown on this Acknowledgement Receipt will establish the international filing date of the application.

 UNITED STATES PATENT AND TRADEMARK OFFICE

UNITED STATES DEPARTMENT OF COMMERCE
United States Patent and Trademark Office
Address: COMMISSIONER FOR PATENTS
P.O. Box 1450
Alexandria, Virginia 22313-1450
www.uspto.gov

APPLICATION NUMBER	FILING or 371(c) DATE	GRP ART UNIT	FIL FEE REC'D	ATTY.DOCKET.NO	TOT CLAIMS	IND CLAIMS
61/387,548	09/29/2010		110	8942650		

CONFIRMATION NO. 3479

FILING RECEIPT

James P. Boyd
7060 Via del Charro
PO Box 2145
Rancho Santa Fe, CA 92067


OC000000043853899

Date Mailed: 10/07/2010

Receipt is acknowledged of this provisional patent application. It will not be examined for patentability and will become abandoned not later than twelve months after its filing date. Any correspondence concerning the application must include the following identification information: the U.S. APPLICATION NUMBER, FILING DATE, NAME OF APPLICANT, and TITLE OF INVENTION. Fees transmitted by check or draft are subject to collection. Please verify the accuracy of the data presented on this receipt. **If an error is noted on this Filing Receipt, please submit a written request for a Filing Receipt Correction. Please provide a copy of this Filing Receipt with the changes noted thereon. If you received a "Notice to File Missing Parts" for this application, please submit any corrections to this Filing Receipt with your reply to the Notice. When the USPTO processes the reply to the Notice, the USPTO will generate another Filing Receipt incorporating the requested corrections**

Applicant(s)

James P. Boyd, Rancho Santa Fe, CA;
Power of Attorney: None

If Required, Foreign Filing License Granted: 10/05/2010

The country code and number of your priority application, to be used for filing abroad under the Paris Convention, is **US 61/387,548**

Projected Publication Date: None, application is not eligible for pre-grant publication

Non-Publication Request: No

Early Publication Request: No
** SMALL ENTITY **
Title

Using Polycaprolacetone to adapt a dental-retained flat plane mouthpiece and method of retention

PROTECTING YOUR INVENTION OUTSIDE THE UNITED STATES

Since the rights granted by a U.S. patent extend only throughout the territory of the United States and have no effect in a foreign country, an inventor who wishes patent protection in another country must apply for a patent in a specific country or in regional patent offices. Applicants may wish to consider the filing of an international application under the Patent Cooperation Treaty (PCT). An international (PCT) application generally has the same effect as a regular national patent application in each PCT-member country. The PCT process **simplifies** the filing of patent applications on the same invention in member countries, but **does not result** in a grant of "an international

page 1 of 3

patent" and does not eliminate the need of applicants to file additional documents and fees in countries where patent protection is desired.

Almost every country has its own patent law, and a person desiring a patent in a particular country must make an application for patent in that country in accordance with its particular laws. Since the laws of many countries differ in various respects from the patent law of the United States, applicants are advised to seek guidance from specific foreign countries to ensure that patent rights are not lost prematurely.

Applicants also are advised that in the case of inventions made in the United States, the Director of the USPTO must issue a license before applicants can apply for a patent in a foreign country. The filing of a U.S. patent application serves as a request for a foreign filing license. The application's filing receipt contains further information and guidance as to the status of applicant's license for foreign filing.

Applicants may wish to consult the USPTO booklet, "General Information Concerning Patents" (specifically, the section entitled "Treaties and Foreign Patents") for more information on timeframes and deadlines for filing foreign patent applications. The guide is available either by contacting the USPTO Contact Center at 800-786-9199, or it can be viewed on the USPTO website at http://www.uspto.gov/web/offices/pac/doc/general/index.html.

For information on preventing theft of your intellectual property (patents, trademarks and copyrights), you may wish to consult the U.S. Government website, http://www.stopfakes.gov. Part of a Department of Commerce initiative, this website includes self-help "toolkits" giving innovators guidance on how to protect intellectual property in specific countries such as China, Korea and Mexico. For questions regarding patent enforcement issues, applicants may call the U.S. Government hotline at 1-866-999-HALT (1-866-999-4158).

LICENSE FOR FOREIGN FILING UNDER

Title 35, United States Code, Section 184

Title 37, Code of Federal Regulations, 5.11 & 5.15

GRANTED

The applicant has been granted a license under 35 U.S.C. 184, if the phrase "IF REQUIRED, FOREIGN FILING LICENSE GRANTED" followed by a date appears on this form. Such licenses are issued in all applications where the conditions for issuance of a license have been met, regardless of whether or not a license may be required as set forth in 37 CFR 5.15. The scope and limitations of this license are set forth in 37 CFR 5.15(a) unless an earlier license has been issued under 37 CFR 5.15(b). The license is subject to revocation upon written notification. The date indicated is the effective date of the license, unless an earlier license of similar scope has been granted under 37 CFR 5.13 or 5.14.

This license is to be retained by the licensee and may be used at any time on or after the effective date thereof unless it is revoked. This license is automatically transferred to any related applications(s) filed under 37 CFR 1.53(d). This license is not retroactive.

The grant of a license does not in any way lessen the responsibility of a licensee for the security of the subject matter as imposed by any Government contract or the provisions of existing laws relating to espionage and the national security or the export of technical data. Licensees should apprise themselves of current regulations especially with respect to certain countries, of other agencies, particularly the Office of Defense Trade Controls, Department of State (with respect to Arms, Munitions and Implements of War (22 CFR 121-128)); the Bureau of Industry and

page 2 of 3

H(B)-6

Security, Department of Commerce (15 CFR parts 730-774); the Office of Foreign AssetsControl, Department of Treasury (31 CFR Parts 500+) and the Department of Energy.

NOT GRANTED

No license under 35 U.S.C. 184 has been granted at this time, if the phrase "IF REQUIRED, FOREIGN FILING LICENSE GRANTED" DOES NOT appear on this form. Applicant may still petition for a license under 37 CFR 5.12, if a license is desired before the expiration of 6 months from the filing date of the application. If 6 months has lapsed from the filing date of this application and the licensee has not received any indication of a secrecy order under 35 U.S.C. 181, the licensee may foreign file the application pursuant to 37 CFR 5.15(b).



1. Flat Plane, side view

2. Flat Plane, superior view

3. Example of constricting adjustment to make Flat Plane more narrow.

4. Example of expanding adjustment to make Flat Plane more wide.



5. Adapted Flat Plane corresponding to an dental arch.
6. Flat Plane adapted to a dental arch using ThermoPlastic.
7. Flat Plane about to engage opposing dental arch.
8. Flat Plane being clenched on by opposing arch.

 UNITED STATES PATENT AND TRADEMARK OFFICE

UNITED STATES DEPARTMENT OF COMMERCE
United States Patent and Trademark Office
Address: COMMISSIONER FOR PATENTS
P.O. Box 1450
Alexandria, Virginia 22313-1450
www.uspto.gov

APPLICATION NUMBER	FILING or 371(c) DATE	GRP ART UNIT	FIL FEE REC'D	ATTY.DOCKET.NO	TOT CLAIMS	IND CLAIMS
61/388,968	10/01/2010		110	9111125		

CONFIRMATION NO. 9907

James Boyd
7060 Via del Charro
PO Box 2145
Rancho Santa Fe, CA 92067

FILING RECEIPT


OC000000043910064

Date Mailed: 10/12/2010

Receipt is acknowledged of this provisional patent application. It will not be examined for patentability and will become abandoned not later than twelve months after its filing date. Any correspondence concerning the application must include the following identification information: the U.S. APPLICATION NUMBER, FILING DATE, NAME OF APPLICANT, and TITLE OF INVENTION. Fees transmitted by check or draft are subject to collection. Please verify the accuracy of the data presented on this receipt. **If an error is noted on this Filing Receipt, please submit a written request for a Filing Receipt Correction. Please provide a copy of this Filing Receipt with the changes noted thereon. If you received a "Notice to File Missing Parts" for this application, please submit any corrections to this Filing Receipt with your reply to the Notice. When the USPTO processes the reply to the Notice, the USPTO will generate another Filing Receipt incorporating the requested corrections**

Applicant(s)

James Palmer Boyd, Rancho Santa Fe, CA;
Bryan Keropian, Rancho Santa Fe, CA;
Power of Attorney: None

If Required, Foreign Filing License Granted: 10/07/2010

The country code and number of your priority application, to be used for filing abroad under the Paris Convention, is **US 61/388,968**

Projected Publication Date: None, application is not eligible for pre-grant publication

Non-Publication Request: No

Early Publication Request: No
** SMALL ENTITY **
Title

Polycaprolacetone modification of a pre-existing bruxism device

PROTECTING YOUR INVENTION OUTSIDE THE UNITED STATES

Since the rights granted by a U.S. patent extend only throughout the territory of the United States and have no effect in a foreign country, an inventor who wishes patent protection in another country must apply for a patent in a specific country or in regional patent offices. Applicants may wish to consider the filing of an international application under the Patent Cooperation Treaty (PCT). An international (PCT) application generally has the same effect as a regular national patent application in each PCT-member country. The PCT process **simplifies** the filing of patent applications on the same invention in member countries, but **does not result** in a grant of "an international

page 1 of 3

patent" and does not eliminate the need of applicants to file additional documents and fees in countries where patent protection is desired.

Almost every country has its own patent law, and a person desiring a patent in a particular country must make an application for patent in that country in accordance with its particular laws. Since the laws of many countries differ in various respects from the patent law of the United States, applicants are advised to seek guidance from specific foreign countries to ensure that patent rights are not lost prematurely.

Applicants also are advised that in the case of inventions made in the United States, the Director of the USPTO must issue a license before applicants can apply for a patent in a foreign country. The filing of a U.S. patent application serves as a request for a foreign filing license. The application's filing receipt contains further information and guidance as to the status of applicant's license for foreign filing.

Applicants may wish to consult the USPTO booklet, "General Information Concerning Patents" (specifically, the section entitled "Treaties and Foreign Patents") for more information on timeframes and deadlines for filing foreign patent applications. The guide is available either by contacting the USPTO Contact Center at 800-786-9199, or it can be viewed on the USPTO website at http://www.uspto.gov/web/offices/pac/doc/general/index.html.

For information on preventing theft of your intellectual property (patents, trademarks and copyrights), you may wish to consult the U.S. Government website, http://www.stopfakes.gov. Part of a Department of Commerce initiative, this website includes self-help "toolkits" giving innovators guidance on how to protect intellectual property in specific countries such as China, Korea and Mexico. For questions regarding patent enforcement issues, applicants may call the U.S. Government hotline at 1-866-999-HALT (1-866-999-4158).

LICENSE FOR FOREIGN FILING UNDER

Title 35, United States Code, Section 184

Title 37, Code of Federal Regulations, 5.11 & 5.15

GRANTED

The applicant has been granted a license under 35 U.S.C. 184, if the phrase "IF REQUIRED, FOREIGN FILING LICENSE GRANTED" followed by a date appears on this form. Such licenses are issued in all applications where the conditions for issuance of a license have been met, regardless of whether or not a license may be required as set forth in 37 CFR 5.15. The scope and limitations of this license are set forth in 37 CFR 5.15(a) unless an earlier license has been issued under 37 CFR 5.15(b). The license is subject to revocation upon written notification. The date indicated is the effective date of the license, unless an earlier license of similar scope has been granted under 37 CFR 5.13 or 5.14.

This license is to be retained by the licensee and may be used at any time on or after the effective date thereof unless it is revoked. This license is automatically transferred to any related applications(s) filed under 37 CFR 1.53(d). This license is not retroactive.

The grant of a license does not in any way lessen the responsibility of a licensee for the security of the subject matter as imposed by any Government contract or the provisions of existing laws relating to espionage and the national security or the export of technical data. Licensees should apprise themselves of current regulations especially with respect to certain countries, of other agencies, particularly the Office of Defense Trade Controls, Department of State (with respect to Arms, Munitions and Implements of War (22 CFR 121-128)); the Bureau of Industry and